Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-169767

EUREKA FINANCIAL CORP.
(Proposed Holding Company for Eureka Bank)

PROSPECTUS OF EUREKA FINANCIAL CORP. (NEW)
PROXY STATEMENT OF EUREKA FINANCIAL CORP.

Eureka Bank is converting from a mutual holding company structure to a fully-public stock ownership structure. Currently, Eureka Bank is a wholly-owned subsidiary of Eureka Financial Corp., a federal corporation that is referred to as old Eureka Financial Corp. throughout this document, and Eureka Bancorp, MHC owns 57.9% of old Eureka Financial Corp.’s common stock. The remaining 42.1% of old Eureka Financial Corp.’s common stock is owned by public shareholders. As a result of the conversion, our newly formed company, also called Eureka Financial Corp. and referred to as new Eureka Financial Corp. throughout this document, will become the parent of Eureka Bank. Each share of old Eureka Financial Corp. common stock owned by the public will be exchanged for between 0.9312 and 1.2599 shares of common stock of new Eureka Financial Corp. so that old Eureka Financial Corp.’s existing public shareholders will own approximately the same percentage of new Eureka Financial Corp. common stock as they owned of old Eureka Financial Corp.’s common stock immediately before the conversion. The actual number of shares that you will receive will depend on the percentage of old Eureka Financial Corp. common stock held by the public at the completion of the conversion, the final independent appraisal of new Eureka Financial Corp. and the number of shares of new Eureka Financial Corp. common stock sold in the offering described in the following paragraph. The exchange ratio will not depend on the market price of old Eureka Financial Corp. common stock. See “Proposal 1 — Approval of the Plan of Conversion — Share Exchange Ratio for Current Shareholders” for a discussion of the exchange ratio.

Concurrently with the exchange offer, we are offering up to 920,000 shares of common stock (subject to increase to 1,058,000 shares) for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 680,000 shares to complete the offering. All shares are offered at a price of $10.00 per share. The shares we are offering represent the 57.9% ownership interest in old Eureka Financial Corp. now owned by Eureka Bancorp, MHC. We are offering the shares of common stock in a “subscription offering” to eligible depositors of Eureka Bank. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given to natural persons residing in Allegheny County, Pennsylvania and then to shareholders of old Eureka Financial Corp.

The conversion of Eureka Bancorp, MHC and the offering and exchange of common stock by new Eureka Financial Corp. is referred to herein as the “conversion and offering.” After the conversion and offering are completed, Eureka Bank will be a wholly-owned subsidiary of new Eureka Financial Corp., and 100% of the common stock of new Eureka Financial Corp. will be owned by public shareholders. As a result of the conversion and offering, old Eureka Financial Corp. and Eureka Bancorp, MHC will cease to exist.

Old Eureka Financial Corp.’s common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “EKFC.” After the offering, we intend to have the common stock of new Eureka Financial Corp. quoted on the Over-the-Counter Bulletin Board.

The conversion and offering will be conducted pursuant to the plan of conversion and reorganization (the “plan of conversion”) of Eureka Bank, old Eureka Financial Corp. and Eureka Bancorp, MHC. The conversion and offering cannot be completed unless the shareholders of old Eureka Financial Corp. approve the plan of conversion. Shareholders of old Eureka Financial Corp. will consider and vote upon the plan of conversion at old Eureka Financial Corp.’s annual meeting of shareholders to be held at the Wyndham Pittsburgh — University Place, 3454 Forbes Avenue, Pittsburgh, Pennsylvania, on February 22, 2011, at 4:30 p.m., local time. Old Eureka Financial Corp.’s board of directors unanimously recommends that shareholders vote “FOR” the plan of conversion.

This document serves as the proxy statement for the annual meeting of shareholders of old Eureka Financial Corp. and the prospectus for the shares of new Eureka Financial Corp. common stock to be issued in exchange for shares of old Eureka Financial Corp. common stock. We urge you to read this entire document carefully. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission and the Office of Thrift Supervision. This document does not serve as the prospectus relating to the offering by new Eureka Financial Corp. of its shares of common stock in the offering, which will be made pursuant to a separate prospectus.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 14 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is January 11, 2011, and is first being mailed to shareholders of old Eureka Financial Corp. on or about January 19, 2011.

Eureka Financial Corp.
3455 Forbes Avenue
Pittsburgh, Pennsylvania 15213
(412) 681-6400

Notice of Annual Meeting of Shareholders

On February 22, 2010, old Eureka Financial Corp. will hold its annual meeting of shareholders at the Wyndham Pittsburgh — University Place, 3454 Forbes Avenue, Pittsburgh, Pennsylvania. The meeting will begin at 4:30 p.m., local time. At the meeting, shareholders will consider and act on the following:

1. The approval of a plan of conversion and reorganization pursuant to which: (A) Eureka Bancorp, MHC, which currently owns approximately 57.9% of the common stock of old Eureka Financial Corp., will merge with and into old Eureka Financial Corp., with old Eureka Financial Corp. being the surviving entity; (B) old Eureka Financial Corp. will merge with and into new Eureka Financial Corp., a Maryland corporation recently formed to be the holding company for Eureka Bank, with new Eureka Financial Corp. being the surviving entity; (C) the outstanding shares of old Eureka Financial Corp., other than those held by Eureka Bancorp, MHC, will be converted into shares of common stock of new Eureka Financial Corp.; and (D) new Eureka Financial Corp. will offer shares of its common stock for sale in a subscription offering and, if necessary, in a community offering and/or syndicated community offering.

2. The following informational proposals:

2a Approval of a provision in new Eureka Financial Corp.’s articles of incorporation requiring a supermajority vote to approve certain amendments to new Eureka Financial Corp.’s articles of incorporation; and

2b Approval of a provision in new Eureka Financial Corp.’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Eureka Financial Corp.’s outstanding voting stock.

3. The election of two directors for terms of three years each.

4. The ratification of the appointment of ParenteBeard LLC as independent registered public accountants for the fiscal year ending September 30, 2011.

5. The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

6. Such other business that may properly come before the meeting.

NOTE: The board of directors is not aware of any other business to come before the meeting.

The provisions of new Eureka Financial Corp.’s articles of incorporation, which are summarized as informational proposals 2a and 2b, were approved as part of the process in which the board of directors of old Eureka Financial Corp. approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Only shareholders as of December 27, 2010, are entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting.

Please complete and sign the enclosed form of proxy, which is solicited by the board of directors, and mail it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Barbara A. Rota
Corporate Secretary
Pittsburgh, Pennsylvania
January 19, 2011

Questions and Answers

You should read this document for more information about the conversion and offering. The plan of conversion described in this document has been conditionally approved by the Office of Thrift Supervision.

The Proxy Vote

Q.	What am I being asked to approve?

A.	Old Eureka Financial Corp. shareholders as of December 27, 2010 are asked to vote on the plan of conversion. Under the plan of conversion, Eureka Bank will convert from the mutual holding company form of organization to the stock holding company form, and as part of such conversion, new Eureka Financial Corp. will offer for sale, in the form of shares of its common stock, Eureka Bancorp, MHC’s 57.9% ownership interest in old Eureka Financial Corp. In addition to the shares of common stock to be offered for sale in the offering, public shareholders of old Eureka Financial Corp. as of the completion of the conversion and offering will receive shares of new Eureka Financial Corp. common stock in exchange for their existing shares of old Eureka Financial Corp. common stock based on an exchange ratio that will result in old Eureka Financial Corp.’s existing public shareholders owning approximately the same percentage of new Eureka Financial Corp. common stock as they owned of old Eureka Financial Corp. immediately before the conversion and offering.

Shareholders also are asked to vote on the following informational proposals with respect to the articles of incorporation of new Eureka Financial Corp.:

• Approval of a provision in new Eureka Financial Corp.’s articles of incorporation requiring a supermajority vote to approve certain amendments to new Eureka Financial Corp.’s articles of incorporation; and

• Approval of a provision in new Eureka Financial Corp.’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Eureka Financial Corp.’s outstanding voting stock.

The provisions of new Eureka Financial Corp.’s articles of incorporation which, are summarized as informational proposals, were approved as part of the process in which the board of directors of old Eureka Financial Corp. approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of new Eureka Financial Corp.’s articles of incorporation, which are summarized as informational proposals, may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Eureka Financial Corp., if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

In addition, shareholders will vote on the election of directors, the ratification of the appointment of auditors, and a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

YOUR VOTE IS IMPORTANT. WE CANNOT COMPLETE THE CONVERSION AND OFFERING UNLESS THE PLAN OF CONVERSION RECEIVES THE AFFIRMATIVE VOTE OF A MAJORITY OF SHARES HELD BY OUR PUBLIC SHAREHOLDERS.

Q.	What is the conversion and offering?

A.	Eureka Bank is converting from the mutual holding company structure to a fully-public stock holding company ownership structure. Currently, Eureka Bancorp, MHC owns 57.9% of old Eureka Financial Corp.’s common stock. The remaining 42.1% of old Eureka Financial Corp.’s common stock is owned by public

i

shareholders. As a result of the conversion, our newly formed company, also called new Eureka Financial Corp., will become the parent of Eureka Bank.

Shares of common stock of new Eureka Financial Corp., representing the 57.9% ownership interest of Eureka Bancorp, MHC in old Eureka Financial Corp., are being offered for sale to eligible depositors of Eureka Bank and, possibly, to the public. At the completion of the conversion and offering, public shareholders of old Eureka Financial Corp. will exchange their shares of old Eureka Financial Corp. common stock for shares of common stock of new Eureka Financial Corp.

After the conversion and offering are completed, Eureka Bank will be a wholly-owned subsidiary of new Eureka Financial Corp., and 100% of the common stock of new Eureka Financial Corp. will be owned by public shareholders. As a result of the conversion and offering, old Eureka Financial Corp. and Eureka Bancorp, MHC will cease to exist.

See “Proposal 1 — Approval of the Plan of Conversion” beginning on page 26 of this proxy statement/prospectus, for more information about the conversion and offering.

Q.	What are reasons for the conversion and offering?

A.	The primary reasons for the conversion and offering are to increase capital to support the growth of our interest-earning assets, create a more liquid and active market than currently exists for old Eureka Financial Corp. common stock, structure our business in a form that will provide access to capital markets, and facilitate acquisitions of other financial institutions.

Q.	Why should I vote?

A.	You are not required to vote, but your vote is very important. For us to implement the plan of conversion, we must receive the affirmative vote of (1) the holders of at least two-thirds of the outstanding shares of old Eureka Financial Corp. common stock, including shares held by Eureka Bancorp, MHC and (2) the holders of a majority of the outstanding shares of old Eureka Financial Corp. common stock entitled to vote at the annual meeting, excluding shares held by Eureka Bancorp, MHC. Your board of directors recommends that you vote “FOR” the plan of conversion.

Q.	What happens if I don’t vote?

A.	Your prompt vote is very important. Not voting will have the same effect as voting “Against” the plan of conversion. Without sufficient favorable votes “FOR” the plan of conversion, we will not proceed with the conversion and offering.

Q.	How do I vote?

A.	You should sign your proxy card and return it in the enclosed proxy reply envelope. PLEASE VOTE PROMPTLY. NOT VOTING HAS THE SAME EFFECT AS VOTING “AGAINST” THE PLAN OF CONVERSION.

Q.	If my shares are held in street name, will my broker automatically vote on my behalf?

A.	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.	What if I do not give voting instructions to my broker?

A.	Your vote is important. If you do not instruct your broker to vote your shares, the unvoted proxy will have the same effect as a vote against the plan of conversion.

The Exchange

Q:	I currently own shares of old Eureka Financial Corp. common stock. What will happen to my shares as a result of the conversion?

A:	At the completion of the conversion, your shares of old Eureka Financial Corp. common stock will be canceled and exchanged for shares of common stock of new Eureka Financial Corp., a newly formed Maryland corporation. The number of shares you will receive will be based on an exchange ratio determined as of the closing of the conversion and offering that is intended to result in old Eureka Financial Corp.’s existing public shareholders owning approximately 42.1% of new Eureka Financial Corp.’s common stock, which is the same percentage of old Eureka Financial Corp. common stock currently owned by existing public shareholders.

Q:	Does the exchange ratio depend on the market price of old Eureka Financial Corp. common stock?

A:	No, the exchange ratio will not be based on the market price of old Eureka Financial Corp. common stock. Therefore, changes in the price of old Eureka Financial Corp. common stock between now and the completion of the conversion and offering will not effect the calculation of the exchange ratio.

Q:	How will the actual exchange ratio be determined?

A:	Because the purpose of the exchange ratio is to maintain the ownership percentage of the existing public shareholders of old Eureka Financial Corp., the actual exchange ratio will depend on the number of shares of new Eureka Financial Corp.’s common stock sold in the offering and, therefore, cannot be determined until the completion of the conversion and offering.

Q:	How many shares will I receive in the exchange?

A:	You will receive between 0.9312 and 1.2599 (subject to increase to 1.4488) shares of new Eureka Financial Corp. common stock for each share of old Eureka Financial Corp. common stock you own on the date of the completion of the conversion and offering. For example, if you own 100 shares of old Eureka Financial Corp. common stock, and the exchange ratio is 1.0955 (at the midpoint of the offering range), after the conversion and offering you will receive 109 shares of new Eureka Financial Corp. common stock and $5.50 in cash, the value of the fractional share, based on the $10.00 per share purchase price in the offering. Shareholders who hold shares in street name at a brokerage firm will receive these funds in their brokerage account. Shareholders with stock certificates will receive checks when they receive their new stock certificates.

Q:	Why doesn’t old Eureka Financial Corp. wait to conduct the conversion until the stock market improves so that current shareholders can receive a higher exchange ratio?

A:	The board of directors believes that because the stock holding company form of organization offers important advantages, it is in the best interests of our shareholders to complete the conversion and offering sooner rather than later. There is no way to know when market conditions will change or how they might change, or how changes in market conditions might affect stock prices for financial institutions. The board of directors concluded that it would be better to complete the conversion and offering now, under a valuation that offers a fair exchange ratio to existing shareholders and an attractive price to new investors, rather than wait an indefinite amount of time for market conditions that would result in a higher exchange ratio but a less attractive valuation for new investors.

Q.	Should I submit my stock certificates now?

A.	No. If you hold a stock certificate for old Eureka Financial Corp. common stock, instructions for exchanging your certificate will be sent to you after completion of the conversion and offering. Until you submit the transmittal form and certificate, you will not receive your new certificate and check for cash in lieu of fractional shares, if any. If your shares are held in street name at a brokerage firm, the share exchange will occur automatically upon completion of the conversion and offering, without any action on your part. Please do not send in your stock certificate until you receive a transmittal form and instructions.

Q:	Do I have dissenters’ and appraisal rights?

A.	Yes. Under federal law, dissenters’ rights of appraisal are available to old Eureka Financial Corp. shareholders in connection with the conversion and offering. To exercise your right to dissent, you must file with Eureka Financial Corp. a written notice of your intention to dissent before the annual meeting. A failure to vote on the plan of conversion and reorganization will not constitute a waiver of your appraisal rights; however, if you vote in favor of the plan, you will be deemed to have waived your dissenters’ rights. In addition, if you return a signed proxy but do not specify on the proxy a vote against the plan or an abstention from the vote, then you will be deemed to have waived your dissenters’ rights. Within 60 days of the completion of the conversion and offering, you must file a petition with the Office of Thrift Supervision to demand a determination of the fair market value of the stock if you have not reached an agreement with new Eureka Financial Corp. as to the fair value of such shares. Please refer to “Rights of Dissenting Shareholders” and Appendix A to this proxy statement/prospectus, which contains the full text of the section of the Office of Thrift Supervision regulations that governs dissenters’ rights.

Stock Offering

Q.	May I place an order to purchase shares in the offering, in addition to the shares that I will receive in the exchange?

A.	Yes. Eligible depositors of Eureka Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering. Old Eureka Financial Corp. shareholders have a preference in the community offering after orders submitted by residents of local community. If you would like to receive a prospectus and stock order form, please call our Stock Information Center, which is located at our main office at 3455 Forbes Avenue, Pittsburgh, Pennsylvania, at (412) 688-8329 from 10:00 a.m. to 4:00 p.m. Eastern time, Monday through Friday. Order forms must be received (not postmarked) no later than 4:00 p.m., Eastern time on February 14, 2011.

Other Questions?

For answers to questions about the conversion or voting, please read this proxy statement/prospectus. Questions about voting may be directed to our proxy information agent, Sandler O’Neill & Partners, L.P., by calling (412) 688-8329. For answers to questions about the offering, you may call our Stock Information Center, which is located at our main office at 3455 Forbes Avenue, Pittsburgh, Pennsylvania, at (412) 688-8329 from 10:00 a.m. to 4:00 p.m. Eastern time, Monday through Friday. A copy of the plan of conversion is available from Eureka Bank upon written request to the Corporate Secretary and is available for inspection at the offices of Eureka Bank and the Office of Thrift Supervision.

Summary

This summary highlights material information from this document and may not contain all the information that is important to you. To understand the conversion and offering fully, you should read this entire document carefully.

Annual Meeting of Shareholders

Date, Time and Place; Record Date

The annual meeting of old Eureka Financial Corp. shareholders is scheduled to be held at the Wyndham Pittsburgh — University Place, 3454 Forbes Avenue, Pittsburgh, Pennsylvania at 4:30 p.m., local time, on February 22, 2011. Only old Eureka Financial Corp. shareholders of record as of the close of business on December 27, 2010 are entitled to notice of, and to vote at, the annual meeting of shareholders and any adjournments or postponements of the meeting.

Purpose of the Meeting

Shareholders will be voting on the following proposals at the annual meeting:

1. Approval of the plan of conversion;

2. The following informational proposals:

2a Approval of a provision in new Eureka Financial Corp.’s articles of incorporation requiring a supermajority vote to approve certain amendments to new Eureka Financial Corp.’s articles of incorporation; and

2b Approval of a provision in new Eureka Financial Corp.’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Eureka Financial Corp.’s outstanding voting stock;

3. The election of two directors for terms of three years each;

4. The ratification of the appointment of ParenteBeard LLC as independent registered public accountants for the fiscal year ending September 30, 2011; and

5. The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the annual meeting to approve the plan of conversion.

The provisions of new Eureka Financial Corp.’s articles of incorporation, which are summarized as informational proposals 2a and 2b, were approved as part of the process in which the board of directors of old Eureka Financial Corp. approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of new Eureka Financial Corp.’s articles of incorporation, which are summarized as informational proposals, may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Eureka Financial Corp., if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Vote Required

Proposal 1: Approval of the Plan of Conversion.  Approval of the plan of conversion requires the affirmative vote of holders of at least two-thirds of the outstanding shares of old Eureka Financial Corp., including shares held by Eureka Bancorp, MHC and a majority of the votes eligible to be cast by shareholders of old Eureka Financial Corp., excluding shares held by Eureka Bancorp, MHC.

Informational Proposals 2a and 2b.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Proposal 3: Election of Directors.  Directors are elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

Proposal 4: Ratification of Auditor.  Ratification of the selection of ParenteBeard LLC as our independent registered public accounting firm for fiscal 2011 requires the affirmative vote of a majority of the votes cast at the annual meeting.

Proposal 5: Approval of the adjournment of the annual meeting.  We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of old Eureka Financial Corp. common stock to adjourn the annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion.

As of the record date, there were 1,261,231 shares of old Eureka Financial Corp. common stock outstanding, of which Eureka Bancorp, MHC owned 730,239. The directors and executive officers of old Eureka Financial Corp. (and their affiliates), as a group, beneficially owned 147,207 shares of old Eureka Financial Corp. common stock, representing 11.7% of the outstanding shares of old Eureka Financial Corp. common stock and 27.7% of the shares held by persons other than Eureka Bancorp, MHC as of such date. Eureka Bancorp, MHC and our directors and executive officers intend to vote their shares in favor of the plan of conversion.

Our Company

Old Eureka Financial Corp. is, and new Eureka Financial Corp. following the completion of the conversion and offering will be, the unitary savings and loan holding company for Eureka Bank, a federally chartered savings bank. Eureka Bank is headquartered in Pittsburgh, Pennsylvania and has provided community banking services to its customers for almost 125 years. We currently operate two full-service locations in Allegheny County, Pennsylvania. Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “EKFC.”

At September 30, 2010, old Eureka Financial Corp. had consolidated total assets of $127.3 million, net loans of $98.0 million, total deposits of $111.0 million and total stockholders’ equity of $14.1 million. At September 30, 2010, Eureka Bank exceeded all regulatory capital requirements, was considered a “well-capitalized” bank and was not a participant in any of the U.S. Treasury’s capital raising programs for financial institutions. Our principal executive offices are located at 3455 Forbes Avenue, Pittsburgh, Pennsylvania 15213 and our telephone number is (412) 681-8400. Our web site address is www.eurekabancorp.com. Information on our website should not be considered a part of this proxy statement.

The Conversion

Description of the Conversion (page 26)

In 1999, we reorganized Eureka Bank into a stock savings bank with a mutual holding company structure and sold a minority interest in Eureka Bank common stock to our depositors and our former employee stock ownership plan in a subscription offering. The majority of Eureka Bank’s shares were issued to Eureka Bancorp, MHC, a mutual holding company organized under federal law. In 2003, we established old Eureka Financial Corp. as a mid-tier holding company for Eureka Bank and all of the outstanding shares of Eureka Bank common stock were exchanged for shares of old Eureka Financial Corp. As a mutual holding company, Eureka Bancorp, MHC does not have any shareholders, does not hold any significant assets other than the common stock of old Eureka Financial Corp., and does not engage in any significant business activity. Our current ownership structure is as follows:

The “second-step” conversion process that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of Eureka Bank’s common stock will be owned by new Eureka Financial Corp., and all of new Eureka Financial Corp.’s common stock will be owned by the public. We are conducting the conversion and offering under the terms of our plan of conversion and reorganization (which is referred to as the “plan of conversion”). Upon completion of the conversion and offering, old Eureka Financial Corp. and Eureka Bancorp, MHC will cease to exist.

As part of the conversion, we are offering for sale common stock representing the 57.9% ownership interest of old Eureka Financial Corp. that is currently held by Eureka Bancorp, MHC. At the conclusion of the conversion and offering, existing public shareholders of old Eureka Financial Corp. will receive shares of common stock in new Eureka Financial Corp. in exchange for their existing shares of common stock of old Eureka Financial Corp., based upon an exchange ratio of 0.9312 to 1.2599 at the minimum and maximum of the offering range, respectively. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, the independent appraiser determines that our market value has increased, we may sell up to 1,058,000 shares in the offering and the exchange ratio will be increased to 1.4488. The actual exchange ratio will be determined at the conclusion of the conversion and the offering based on the total number of shares sold in the offering, and is intended to result in old Eureka Financial Corp.’s existing public shareholders owning the same percentage interest, 42.1%, of new Eureka Financial Corp. common stock as they currently own of old Eureka Financial Corp. common stock, without giving effect to cash paid in lieu of issuing fractional shares or shares that existing shareholders may purchase in the offering.

After the conversion and offering, our ownership structure will be as follows:

We may cancel the conversion and offering with the concurrence of the Office of Thrift Supervision. If canceled, orders for common stock already submitted will be canceled, subscribers’ funds will be promptly returned with interest calculated at Eureka Bank’s passbook savings rate and all deposit account withdrawal authorizations will be canceled.

The normal business operations of Eureka Bank will continue without interruption during the conversion and offering, and the same officers and directors who currently serve Eureka Bank in the mutual holding company structure will serve the new holding company and Eureka Bank in the fully converted stock form.

Reasons for the Conversion and Offering (page 27)

Our primary reasons for the conversion and offering are the following:

•	As a mutual holding company, we are currently regulated by the Office of Thrift Supervision. Recently enacted financial regulatory reform legislation will result in changes to our primary bank regulator and holding company regulator, as well as changes in regulations applicable to us, which may include changes in capital requirements, changes in the ability of Eureka Bancorp, MHC to waive dividends and changes in the valuation of minority shareholder interests in a conversion to full stock form. While it is impossible to predict the ultimate effect of the reform legislation, our board of directors believes that the reorganization will eliminate some of the uncertainties associated with the legislation, and better position us to meet all future regulatory capital requirements.

•	While Eureka Bank currently exceeds all regulatory capital requirements, the proceeds from the sale of common stock will increase our capital, which will support our continued lending and operational growth. Our board of directors considered current market conditions, the amount of capital needed for continued growth, the amount of capital being raised in the offering, and the interests of existing shareholders in deciding to conduct the conversion and offering at this time.

•	The larger number of shares that will be in the hands of public investors after completion of the conversion and offering is expected to result in a more liquid and active market than currently exists for old Eureka Financial Corp. common stock. See “Market for the Common Stock.”

•	The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings and to acquire other financial institutions or financial service companies. Our current mutual holding structure limits our ability to raise capital or issue stock in an acquisition transaction because Eureka Bancorp, MHC must own at least 50.1% of the shares of old Eureka Financial Corp. Currently, however, we have no plans, agreements or understandings regarding any additional securities offerings or acquisitions.

Conditions to Completing the Conversion and Offering

We cannot complete the conversion and offering unless:

•	the plan of conversion is approved by at least a majority of votes eligible to be cast by depositors of Eureka Bank;

•	the plan of conversion is approved by at least two-thirds of the outstanding shares of old Eureka Financial Corp., including shares held by Eureka Bancorp, MHC;

•	the plan of conversion is approved by at least a majority of the votes eligible to be cast by shareholders of old Eureka Financial Corp., excluding shares held by Eureka Bancorp, MHC;

•	we sell at least the minimum number of shares offered; and

•	we receive the final approval of the Office of Thrift Supervision to complete the conversion and offering.

The Exchange of Existing Shares of Old Eureka Financial Corp. Common Stock (page 28)

If you are a shareholder of old Eureka Financial Corp. on the date we complete the conversion and offering, your existing shares will be canceled and exchanged for shares of new Eureka Financial Corp. The number of shares you will receive will be based on an exchange ratio determined as of the completion of the conversion and offering that is intended to result in old Eureka Financial Corp.’s existing public shareholders owning approximately 42.1% of new Eureka Financial Corp.’s common stock, which is the same percentage of old Eureka Financial Corp. common stock currently owned by existing public shareholders. The following table shows how the exchange ratio will adjust, based on the number of shares sold in our offering. The table also shows how many shares a hypothetical owner of 100 shares of old Eureka Financial Corp. common stock would receive in the exchange, based on the number of shares sold in the offering.

								Equivalent Pro	Shares to
			Shares to be Exchanged		Total Shares			Forma Book	be Received
	Shares to be Sold		for Existing Shares of		of Common		Equivalent	Value per	for 100
	in the Offering		Old Eureka Financial Corp.		Stock to be	Exchange	per Share	Exchanged	Existing
	Amount	Percent	Amount	Percent	Outstanding	Ratio	Value(1)	Share(2)	Shares(3)

Minimum	680,000	57.9%	494,461	42.1%	1,174,461	0.9312	$9.31	$15.45	93
Midpoint	800,000	57.9	581,719	42.1	1,381,719	1.0955	10.96	16.30	109
Maximum	920,000	57.9	668,976	42.1	1,588,976	1.2599	12.60	17.13	126
Maximum, as adjusted	1,058,000	57.9	769,323	42.1	1,827,323	1.4488	14.49	18.09	144

(1)	Represents the value of shares of new Eureka Financial Corp. common stock received in the conversion by a holder of one share of old Eureka Financial Corp. common stock at the exchange ratio, assuming a market price of $10.00 per share.

(2)	Represents the pro forma shareholders’ equity per share at each level of the offering range multiplied by the respective exchange ratio.

(3)	Cash will be paid instead of issuing any fractional shares.

At the midpoint shown in the preceding table, a shareholder owning 100 shares of old Eureka Financial Corp. common stock would receive 109 shares of new Eureka Financial Corp. common stock plus $5.50 in cash, which is equivalent to a value of $10.96 per share of old Eureka Financial Corp. common stock based on the $10.00 per share offering price.

If you hold shares of old Eureka Financial Corp. with a bank or broker in “street name,” you do not need to take any action to exchange your shares. If you are the recordholder of old Eureka Financial Corp. shares, you will receive a transmittal form with instructions to surrender stock certificates after the conversion and offering are completed. New certificates of common stock will be mailed to you after the exchange agent receives a properly executed transmittal form and certificates.

No fractional shares of new Eureka Financial Corp. common stock will be issued in the conversion and offering. For each fractional share that would otherwise be issued, we will pay in cash in an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 per share offering price.

Effect of the Conversion on Shareholders of Old Eureka Financial Corp.

The following table compares historical information for old Eureka Financial Corp. with similar information on a pro forma and per equivalent new Eureka Financial Corp. share basis. The information listed as “Per Equivalent New Eureka Financial Corp. Share” was obtained by multiplying the pro forma amounts by the exchange ratio indicated in the table.

				Per Equivalent
				New Eureka
	Eureka Financial			Financial Corp.
	Corp. Historical	Pro Forma	Exchange Ratio	Share

Book value per share at September 30, 2010:
Sale of 680,000 shares	$11.20	$16.60	0.9312	$15.45
Sale of 800,000 shares	11.20	14.88	1.0955	16.30
Sale of 920,000 shares	11.20	13.60	1.2599	17.13
Sale of 1,058,000 shares	11.20	12.49	1.4488	18.09
Earnings per share for the nine months ended September 30, 2010:
Sale of 680,000 shares	$0.57	$0.57	0.9312	$0.53
Sale of 800,000 shares	0.57	0.47	1.0955	0.51
Sale of 920,000 shares	0.57	0.40	1.2599	0.50
Sale of 1,058,000 shares	0.57	0.35	1.4488	0.51
Price per share(1):
Sale of 680,000 shares	$14.25	$10.00	0.9312	$9.31
Sale of 800,000 shares	14.25	10.00	1.0955	10.96
Sale of 920,000 shares	14.25	10.00	1.2599	12.60
Sale of 1,058,000 shares	14.25	10.00	1.4488	14.49

(1)	At September 20, 2010, which was the day of the adoption of the plan of conversion.

How We Determined the Offering Range and Exchange Ratio (page 29)

Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Office of Thrift Supervision, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained Feldman Financial Advisors, Inc., which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. Feldman Financial Advisors has indicated that in its valuation as of November 26, 2010, new Eureka Financial Corp.’s common stock’s estimated full market value was $13.8 million, resulting in a range from $11.7 million at the minimum to $15.9 million at the maximum. Based on this valuation, we are selling the number of shares representing the 57.9% of old Eureka Financial Corp. currently owned by Eureka Bancorp, MHC. This results in an offering range of $6.8 million to $9.2 million, with a midpoint of $8.0 million. Feldman Financial Advisors will receive fees totaling $30,000 for its appraisal report, plus $5,000 for any appraisal updates (of which there will be at least one) and reimbursement of out-of-pocket expenses.

The appraisal was based in part upon old Eureka Financial Corp.’s financial condition and results of operations, the effect of the additional capital we will raise from the sale of common stock in this offering, and an analysis of a peer group of ten publicly traded savings and loan holding companies that Feldman

Financial Advisors considered comparable to old Eureka Financial Corp. The appraisal peer group consists of the companies listed below. Total assets are as of September 30, 2010.

Company Name and Ticker Symbol	Exchange	Headquarters	Total Assets
			(In thousands)

Central Bancorp, Inc. (CEBK)	NASDAQ	Somerville, MA	$525,868
Chicopee Bancorp, Inc. (CBNK)	NASDAQ	Chicopee, MA	569,309
Elmira Savings Bank, FSB (ESBK)	NASDAQ	Elmira, NY	502,667
FFD Financial Corporation (FFDF)	NASDAQ	Dover, OH	205,777
First Capital, Inc. (FCAP)	NASDAQ	Corydon, IN	452,446
First Savings Financial Group, Inc. (FSFG)	NASDAQ	Clarksville, IN	508,442
Newport Bancorp, Inc. (NFSB)	NASDAQ	Newport, RI	452,871
River Valley Bancorp (RIVR)	NASDAQ	Madison, IN	382,309
Wayne Savings Bancshares, Inc. (WAYN)	NASDAQ	Wooster, OH	410,627
WVS Financial Corp. (WVFC)	NASDAQ	Pittsburgh, PA	317,944

The peer group selected by Feldman Financial Advisors is comprised solely of companies traded on the Nasdaq Stock Market. Although new Eureka Financial Corp.’s common stock will not be listed for trading on the Nasdaq Stock Market, the Office of Thrift Supervision guidelines do not permit the use in appraisals of companies the stock of which is quoted on the Over-the-Counter Bulletin Board.

In preparing its appraisal, Feldman Financial Advisors considered the information in this proxy statement/prospectus, including our financial statements. Feldman Financial Advisors also considered the following factors, among others:

•	our historical and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of non-interest income, and the amount of non-interest expense;

•	the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, and deposit market share;

•	a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded savings associations and savings association holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure;

•	the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering, and the estimated impact on consolidated equity and earnings resulting from adoption of the proposed employee stock benefit plans; and

•	the trading market for old Eureka Financial Corp. common stock and securities of comparable institutions and general conditions in the market for such securities.

Four measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and “tangible book value” and the ratio of the offering price to the issuer’s earnings and “core earnings.” Feldman Financial Advisors considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference in value between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. Core earnings, for purposes of the appraisal, was defined as net earnings after taxes, excluding the after-tax portion of income from non-recurring items.

Feldman Financial Advisors’ appraisal also incorporates an analysis of a peer group of publicly traded companies that Feldman Financial Advisors considered to be comparable to us. In applying each of the valuation methods, Feldman Financial Advisors considered adjustments to our pro forma market value based on a comparison of new Eureka Financial Corp. with the peer group. Feldman Financial Advisors made downward adjustments for market conditions and that this is a new issue and made slight upward adjustments for earnings and financial condition. No adjustments were made for market area, management, dividend policy, liquidity of the issue, subscription interest, the marketability of the securities, recent acquisition activity or the effect of government regulations and regulatory reform.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by Feldman Financial Advisors in its appraisal and the pro forma pricing ratios for us as calculated by Feldman Financial Advisors in its appraisal report, based on financial data as of and for the twelve months ended September 30, 2010. The pricing ratios for new Eureka Financial Corp. are based on financial data as of or for the twelve months ended September 30, 2010.

						Price to Tangible
	Price to Earnings		Price to Core		Price to Book	Book Value
	Multiple		Earnings Multiple		Value Ratio	Ratio

New Eureka Financial Corp. (pro forma):
Minimum	17.2	x	13.5	x	60.2%	60.2%
Midpoint	20.8		16.1		67.2	67.2
Maximum	24.4		18.9		73.5	73.5
Maximum, as adjusted	28.6		21.7		80.1	80.1
Pricing ratios of peer group companies as of November 26, 2010:
Average	13.8	x	18.0	x	77.5%	84.5%
Median	12.1		11.2		77.0	77.0

Compared to the median pricing ratios of the peer group, at the maximum of the offering range our common stock would be priced at a premium of 101.9% to the peer group on a price-to-earnings basis, a premium of 69.1% to the peer group on a price-to-core earnings basis, a discount of 4.4% to the peer group on a price-to-book basis and a discount of 4.4% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on an earnings and core earnings basis and less expensive than the peer group on a book value and tangible book value basis.

Compared to the median pricing ratios of the peer group, at the minimum of the offering range our common stock would be priced at a discount of 21.7% to the peer group on a price-to-book basis and at a discount of 21.7% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be less expensive than the peer group on a book value and tangible book value basis.

Our board of directors reviewed Feldman Financial Advisors’ appraisal report, including the methodology and the assumptions used by Feldman Financial Advisors, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.9312 to a maximum of 1.2599 shares of new Eureka Financial Corp. common stock for each current share of old Eureka Financial Corp. common stock, with a midpoint of 1.0955. Based upon this exchange ratio, we expect to issue between 494,461 and 668,976 shares of new

Eureka Financial Corp. common stock to the holders of old Eureka Financial Corp. common stock outstanding immediately before the completion of the conversion and offering.

Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock in the offering.

Possible Change in Offering Range

Feldman Financial Advisors will update its appraisal before we complete the conversion and offering. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, Feldman Financial Advisors determines that our estimated pro forma market value has increased, we may sell up to 1,058,000 shares without further notice to you. If our pro forma market value at that time is either below $11.7 million or above $18.3 million, then, after consulting with the Office of Thrift Supervision, we may: terminate the offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

How We Intend to Use the Proceeds of the Offering (page 45)

The following table summarizes how we intend to use the proceeds of the offering, based on the sale of shares at the minimum and maximum of the offering range.

	680,000 Shares	920,000 Shares
	at $10.00	at $10.00
	per Share	per Share
	(In thousands)

Offering proceeds	$6,800	$9,200
Less: offering expenses	(840)	(840)

Net offering proceeds	5,960	8,360
Less:
Proceeds contributed to Eureka Bank	(4,470)	(6,270)
Proceeds used for loan to employee stock ownership plan	(544)	(736)

Proceeds remaining for new Eureka Financial Corp.	$946	$1,354

Initially, we intend to invest the proceeds of the offering in short-term investments. In the future, new Eureka Financial Corp. may use the funds it retains to invest in securities, pay cash dividends, repurchase shares of its common stock, subject to regulatory restrictions, or for general corporate purposes. Eureka Bank intends to use the portion of the proceeds that it receives to fund new loans. We expect that much of the loan growth will occur in our multi-family and commercial real estate portfolios, but we have not allocated specific dollar amounts to any particular area of our loan portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand. Eureka Bank may also use the proceeds to finance the possible expansion of its business activities, including developing new branch locations, although there are no specific plans for these activities. We may also use the proceeds of the offering to diversify our business or acquire other companies as opportunities arise, primarily in or adjacent to our existing market areas, although we have no specific plans to do so at this time.

Benefits of the Conversion to Management (page 89)

Management and directors of old Eureka Financial Corp. have an interest in the approval of the plan of conversion because new Eureka Financial Corp. intends to adopt a new stock benefits plan described below.

We will recognize additional compensation expense related to the expanded employee stock ownership plan and the new equity incentive plan. The actual expense will depend on the market value of our common stock and will increase as the value of our common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the new equity incentive plan would have been $115,000 for the year ended September 30, 2010 on an after-tax basis, assuming shares are sold at the maximum of the offering range. If awards under the new equity incentive plan are funded from authorized but unissued stock, your ownership interest would be diluted by up to approximately 7.50%. See “Pro Forma Data” for an illustration of the effects of each of these plans.

Employee Stock Ownership Plan.  Our employee stock ownership plan intends to purchase an amount of shares equal to 8.0% of the shares sold in the offering. The plan will use the proceeds from a 10-year loan from new Eureka Financial Corp. to purchase these shares. We reserve the right to purchase shares of common stock in the open market following the offering to fund all or a portion of the employee stock ownership plan. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

Equity Incentive Plan.  We intend to implement a new equity incentive plan no earlier than six months after completion of the conversion and offering. We will submit this plan to our shareholders for their approval. Under this plan, we may grant stock options in an amount up to 10.0% of the number of shares sold in the offering and restricted stock awards in an amount equal to 4.0% of the shares sold in the offering. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. Shares of restricted stock will be awarded at no cost to the recipient. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. The new equity incentive plan will comply with all applicable Office of Thrift Supervision regulations. The new equity incentive plan will supplement awards granted under our 1999 Stock Option Plan and 1999 Restricted Stock Plan, both of which have expired.

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the new equity incentive plan. At the maximum of the offering range, we will sell 920,000 shares and have 1,588,976 shares outstanding. The number of shares reflected for the benefit plans in the table below assumes that Eureka Bank’s tangible capital will be 10% or more following the completion of the offering and the application of the net proceeds as described under “Use of Proceeds.”

	Number of Shares to be Granted or
	Purchased			Dilution
	At		As a % of	Resulting from
	Maximum	As a % of	Common	Issuance of	Total
	of Offering	Common	Stock	Additional	Estimated
	Range	Stock Sold	Outstanding	Shares	Value
					(In thousands)

Employee stock ownership plan(1)	73,600	8.00%	4.63%	4.43%	$736
Restricted stock awards(1)	36,800	4.00	2.32	2.27	368
Stock options(2)	92,000	10.00	5.79	5.47	183

Total	202,400	22.00%	12.74%	12.17%	$1,287

(1)	Assumes the value of new Eureka Financial Corp. common stock is $10.00 per share for determining the total estimated value.

(2)	Assumes the value of a stock option is $1.99, which was determined using the Black-Scholes option pricing formula. See “Pro Forma Data.”

We may fund our plans through open market purchases, as opposed to new issuances of common stock.

The following table presents information regarding our former employee stock ownership plan, options and restricted stock previously awarded under our 1999 Restricted Stock Plan and 1999 Stock Option Plan, additional shares purchased by our employee stock ownership plan, and our proposed new equity incentive plan. Our former employee stock ownership plan was terminated in September 2008 and all shares held by the employee stock ownership plan were distributed to plan participants at that time. Our 1999 Restricted Stock Plan and 1999 Stock Option Plan have expired and all shares of restricted stock and options previously granted under the plans have vested. In addition, all outstanding vested stock options granted under our 1999 Stock Option Plan have been exercised as of September 30, 2010. The table below assumes that 1,588,976 shares are outstanding after the offering, which includes the sale of 920,000 shares in the offering at the maximum of the offering range and the issuance of 668,976 shares in exchange for shares of old Eureka Financial Corp. using an exchange ratio of 1.2599. It is also assumed that the value of the stock is $10.00 per share.

						Percentage of
		Number of				Shares
		Shares at		Estimated		Outstanding After
		Maximum of		Value of		the Conversion
Existing and New Stock Benefit Plans	Eligible Participants	Offering Range		Shares		and Offering
		(Dollars in thousands)

Employee Stock Ownership Plan:	Employees
Shares purchased in 1999 offering(1)		65,270	(2)	$652,700		4.1%
Shares to be purchased in this offering		73,600		736,000		4.6

Total employee stock ownership plan		138,870		1,388,700		8.7

Restricted Stock Awards:	Directors and employees
1999 Restricted Stock Plan(1)		32,634	(3)(4)	326,339		2.1
New shares of restricted stock		36,800		368,000	(5)	2.3

Total shares of restricted stock		69,434		694,339		4.4

Stock Options:	Directors and employees
1999 Stock Option Plan(1)		81,587	(6)(7)	95,840	(8)	5.1
New stock options		92,000		183,080	(9)	5.8

Total stock options		173,587		278,920		10.9

Total stock benefit plans		381,891		$2,361,959		24.0%

(1)	Number of shares has been adjusted for the 1.2599 exchange ratio at the maximum of the offering range.

(2)	Old Eureka Financial Corp.’s employee stock ownership plan previously held 51,806 shares, all of which have been allocated. The employee stock ownership plan was terminated in September 2008.

(3)	As of September 30, 2010, no shares remained available for future awards and the 1999 Restricted Stock Plan had expired.

(4)	Represents shares of restricted stock authorized for grant under our expired restricted stock plan for which the Office of Thrift Supervision has granted us a waiver to exclude when calculating the size of the new plan to be established.

(5)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share.

(6)	As of September 30, 2010, no options remained available for future awards and the 1999 Stock Option Plan had expired.

(7)	Represents shares authorized for grant under our expired stock option plan for which the Office of Thrift Supervision has granted us a waiver to exclude when calculating the size of the new plan to be established.

(8)	The fair value of stock options granted and outstanding under the 1999 Stock Option Plan has been estimated using the Black-Scholes option pricing model. Before the adjustment for the exchange ratio, there were no outstanding options.

(9)	For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $1.99 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 3.0%; expected life, 10 years; expected volatility, 23.10%; and risk-free interest rate, 2.53%.

Purchases by Directors and Executive Officers (page 95)

We expect that our directors and executive officers, together with their associates, will subscribe for approximately 80,500 shares, which is 10.1% of the midpoint of the offering. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of conversion. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering. Following the conversion and offering, and including shares received in exchange for shares of old Eureka Financial Corp., our directors and executive officers, together with their associates, are expected to own 241,763 shares of new Eureka Financial Corp. common stock, which would equal 17.5% of our outstanding shares if shares are sold at the midpoint of the offering range.

Market for New Eureka Financial Corp.’s Common Stock (page 46)

Old Eureka Financial Corp.’s common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “EKFC.” After the offering, we intend to have the common stock of new Eureka Financial Corp. quoted on the Over-the-Counter Bulletin Board. The market prices of the common stock and the financial results of old Eureka Financial Corp. before the completion of the conversion and offering and those of the market prices of the common stock and the financial results of new Eureka Financial Corp. after completion of the conversion and offering will be different. Once shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. There can be no assurance that persons purchasing the common stock in the offering will be able to sell their shares at or above the $10.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Our Dividend Policy (page 46)

Old Eureka Financial Corp. currently pays a cash dividend of $0.15 per share per quarter, which equals $0.60 on annualized basis. After the conversion and offering, new Eureka Financial Corp. will continue to pay a quarterly cash dividend. However, the dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, the number of shares issued in the offering, statutory and regulatory limitations and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future. Additionally, we cannot guarantee that the amount of dividends that we pay after the conversion and offering will be equal to the per share dividend amount that old Eureka Financial Corp. shareholders currently receive, as adjusted to reflect the exchange ratio.

Dissenters’ Rights (page 104)

Shareholders of old Eureka Financial Corp. have dissenters’ rights in connection with the conversion and offering.

Differences in Shareholder Rights (page 105)

As a result of the conversion, existing shareholders of old Eureka Financial Corp. will become shareholders of new Eureka Financial Corp. The rights of shareholders of new Eureka Financial Corp. will be less than the rights shareholders currently have. The decrease in shareholder rights results from differences between the articles of incorporation and bylaws of new Eureka Financial Corp. and the charter and bylaws of old Eureka Financial Corp. and from distinctions between Maryland and federal law. The differences in shareholder rights under the articles of incorporation and bylaws of new Eureka Financial Corp. are not mandated by Maryland law but have been chosen by management as being in the best interests of the corporation and all of its shareholders. However, the provisions in new Eureka Financial Corp.’s articles of incorporation and bylaws may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult.

The differences in shareholder rights include the following:

•	supermajority voting requirements for certain business combinations and changes to some provisions of the articles of incorporation and bylaws;

•	limitation on the right to vote shares;

•	a majority of shareholders required to call annual meetings of shareholders; and

•	greater lead time required for shareholders to submit business proposals or director nominations.

Tax Consequences (page 37)

As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. Existing shareholders of old Eureka Financial Corp. who receive cash in lieu of fractional share interests in shares of new Eureka Financial Corp. will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share. Kilpatrick Townsend & Stockton LLP and ParenteBeard LLC have issued us opinions to this effect.

Risk Factors

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of new Eureka Financial Corp. common stock.

Risks Related to Our Business

The economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, real estate values, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment levels, declines in real estate values and erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Nearly all of our loans are secured by real estate or made to businesses throughout Southwest Pennsylvania. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in non-performing loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit, which would hurt our revenues.

Our emphasis on multi-family and commercial lending may expose us to increased lending risks.

At September 30, 2010, $54.0 million, or 54.5%, of our loan portfolio consisted of multi-family and commercial real estate loans, commercial leases and commercial lines of credit. Commercial lending is an important part of our business strategy and we expect this portion of our loan portfolio to continue to grow. Commercial loans generally expose a lender to greater risk of non-payment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the business and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. Further, unlike residential mortgage loans or multi-family and commercial real estate loans, commercial leases and lines of credit may be secured by collateral other than real estate the value of which may be more difficult to appraise and may be more susceptible to fluctuation in value.

Turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have implemented programs intended to improve general economic conditions. The U.S. Department of the Treasury created the Capital Purchase Program under the Troubled Asset Relief Program, pursuant to which the Treasury Department provided additional capital to participating financial institutions through the purchase of preferred stock or other securities. Other measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; regulatory action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions to their previous levels and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including new Eureka Financial Corp., are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

Changes in interest rates could have a material adverse effect on our earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding and our net interest margin is our net interest income as a percent of average interest-earning assets. Changes in interest rates — up or down — could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed-rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the “yield curve” — or the spread between short-term and long-term interest rates — could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets. Changes in interest rates also can affect: (1) our ability to originate loans; (2) the value of our interest-earning assets, which would negatively impact stockholders’ equity, and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay adjustable or variable rate loans.

Our emphasis on residential mortgage loans exposes us to lending risks.

At September 30, 2010, $41.3 million, or 41.7%, of our loan portfolio consisted of residential mortgage loans, and $1.6 million, or 1.6%, of our loan portfolio consisted of home equity loans and second mortgage loans. Recent declines in the housing market have resulted in declines in real estate values in our market areas. These declines in real estate values could cause some of our mortgage and home equity loans to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Increases in the unemployment rate may result in more borrowers being unable to repay their loans. As of September 2010, U.S. Department of Labor statistics reflected that Allegheny County had an unemployment rate of 7.3% compared to Pennsylvania and national unemployment rates of 8.1% and 9.2%, respectively.

Recently enacted regulatory reform legislation may have a material impact on our operations.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act contains several provisions that will have a direct effect on new Eureka Financial Corp. and Eureka Bank. Under the law, the federal thrift charter is preserved, but federal thrifts will become regulated by the Office of the Comptroller of the Currency over a one-year transition period (subject to a possible six month extension). In addition, the Office of Thrift Supervision will be eliminated and savings and loan holding companies will become regulated by the Federal Reserve Board. The Office of the Comptroller of the Currency and the Federal Reserve Board have been commercial bank regulators and not regulators of savings associations. As a result, it is uncertain at this time what impact this aspect of the regulatory restructuring will have on our business. The law also creates a Consumer Financial Protection Bureau that will be dedicated to protecting consumers in the financial products and services market. The creation of this bureau could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, the Act could require changes in regulatory capital requirements, loan loss provisioning practices, risk retention for securitized loans, debit card transactions and compensation practices. Many of the Act’s provisions require that implementing regulations be issued and, as a result, the full impact of the legislation cannot be assessed for an extended period of time. The foregoing regulatory reforms, however, may have a material impact on our operations.

We are dependent upon the services of key executives.

We rely heavily on our President and Chief Executive Officer, Edward F. Seserko and on our Executive Vice President and Chief Financial Officer, Gary B. Pepper. The loss of Mr. Seserko or Mr. Pepper could have a material adverse impact on our operations because, as a small company, we have fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition, and results of operations. We have employment agreements with Messrs. Seserko and Pepper.

We are subject to federal regulations that seek to protect the Deposit Insurance Fund and the depositors and borrowers of Eureka Bank, and our federal regulators may impose restrictions on our operations that are detrimental to holders of new Eureka Financial Corp. common stock.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Eureka Bank rather than for holders of new Eureka Financial Corp. common stock. Accordingly, the Office of Thrift Supervision and Federal Deposit Insurance Corporation may subject us to supervisory and enforcement actions, such as the imposition of certain restrictions on our operations, the classification of our assets and the determination of the level of our allowance for loan losses, that are aimed at protecting the insurance fund and the depositors and borrowers of Eureka Bank but that are detrimental to holders of new Eureka Financial Corp. common stock.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and the Federal Deposit Insurance Corporation, as insurer of our deposits. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

We own stock in the Federal Home Loan Bank of Pittsburgh, which is experiencing financial difficulties, the result of which may adversely impact our results of operations.

Our agreement with the Federal Home Loan Bank of Pittsburgh requires us to purchase capital stock in the Federal Home Loan Bank of Pittsburgh commensurate with the amount of our advances and unused borrowing capacity. This stock is carried at cost and was $796,400 at September 30, 2010. If the Federal Home Loan Bank of Pittsburgh is unable to meet minimum regulatory capital requirements or is required to aid the remaining Federal Home Loan Banks, our holding of Federal Home Loan Bank stock may be determined to be other than temporarily impaired and may require a charge to our earnings, which could have a material impact on our financial condition, results of operations and cash flows.

Additionally, in December 2008, the Federal Home Loan Bank of Pittsburgh announced that, as a result of deterioration in earnings, it did not intend to pay a dividend on its common stock for the foreseeable future, which included not paying a dividend for 2009 and 2010. Moreover, the Federal Home Loan Bank of Pittsburgh indicated that it would not redeem any common stock associated with member advance repayments and that it may increase its individual member stock investment requirements. The absence of a dividend, the inability to redeem our Federal Home Loan Bank stock, and the obligation to increase our investment in the Federal Home Loan Bank has and will continue to negatively impact our interest income.

Increased and/or special Federal Deposit Insurance Corporation assessments will negatively impact our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the Federal Deposit Insurance Corporation has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the Federal Deposit Insurance Corporation imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $46,000. In lieu of imposing an additional special assessment, the Federal Deposit Insurance Corporation required all institutions to prepay their assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, which for us totaled $415,000. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Strong competition within our market area could reduce our profits.

We face intense competition in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2010, the most recent date for which information is available, we held 0.19% of the deposits in Allegheny County, in which both of our offices are located. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas.

Risks Related to the Offering and Share Exchange

The market value of new Eureka Financial Corp. common stock received in the share exchange may be less than the market value of old Eureka Financial Corp. common stock exchanged.

The number of shares of new Eureka Financial Corp. common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of old Eureka Financial Corp. common stock held by the public before the completion of the conversion and offering, the final independent appraisal of new Eureka

Financial Corp. common stock prepared by Feldman Financial Advisors and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public shareholders of old Eureka Financial Corp. common stock will own approximately the same percentage of new Eureka Financial Corp. common stock after the conversion and offering as they owned of old Eureka Financial Corp. common stock immediately before completion of the conversion and offering, exclusive of the effect of their purchase of additional shares in the offering and the receipt of cash in lieu of fractional shares. The exchange ratio will not depend on the market price of old Eureka Financial Corp. common stock.

The exchange ratio ranges from a minimum of 0.9312 to a maximum of 1.2599 shares of new Eureka Financial Corp. common stock per share of old Eureka Financial Corp. common stock (subject to increase to 1.4488 shares). Shares of new Eureka Financial Corp. common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of old Eureka Financial Corp. common stock at the time of the exchange, the initial market value of the new Eureka Financial Corp. common stock that you receive in the share exchange could be less than the market value of the old Eureka Financial Corp. common stock that you currently own. See “Proposal 1 — Approval of the Plan of Conversion — Share Exchange Ratio for Current Shareholders.”

Our share price may fluctuate, which may make it difficult for you to sell your common stock when you want or at prices you find attractive.

The market price of our common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects. Factors that may affect market sentiment include:

•	operating results that vary from the expectations of our management or investors;

•	developments in our business or in the financial services sector generally;

•	regulatory or legislative changes affecting our industry generally or our business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by us or our competitors; and

•	changes in financial markets and national and local economies and general market conditions, such as interest rates and stock, commodity, credit or asset valuations or volatility.

Beginning in 2007 and through the present, the business environment for financial services firms has been extremely challenging. During this period, many publicly traded financial services companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. We may experience market fluctuations that are not directly related to our operating performance but are influenced by the market’s perception of the state of the financial services industry in general and, in particular, the market’s assessment of general credit quality conditions, including default and foreclosure rates in the industry.

While the U.S. and other governments continue efforts to restore confidence in financial markets and promote economic growth, it is possible that further market and economic turmoil will occur in the near- or long-term, negatively affecting our business, financial condition and results of operations, as well as the price, trading volume and volatility of our common stock.

Additional expenses following the offering from new equity benefit plans will adversely affect our profitability.

Following the offering, we will recognize additional annual employee compensation expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. Stock options and restricted stock may be granted under a new equity incentive plan adopted following the offering, if approved by shareholders. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that these expenses be based on the fair market value of the options or shares of common stock at the date of the grant; however, they may be material. We recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients. Pro forma benefits expenses for the year ended September 30, 2010 were $115,000 at the maximum of the offering range on an after-tax basis, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock, the number of shares awarded under the plans and the timing of the implementation of the plans. For further discussion of these plans, see “Executive Compensation — Benefit Plans.”

Our stock price may decline when trading commences.

If you purchase shares in the offering, you might not be able to sell them later at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions.

There may be a limited market for our common stock, which may adversely affect our stock price.

Although our common stock is traded on the Over-the-Counter Bulletin Board and will continue to be traded on the Over-the-Counter Bulletin Board following the conversion and offering, the shares are not currently actively traded and might not be actively traded in the future. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and ask price for our common stock. When there is a wide spread between the bid and ask price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

Our return on equity will initially be low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

Net income divided by average equity, known as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. Following the offering, we expect that our return on equity will be low as a result of the additional capital that we will raise in the offering. Over time, we intend to use the net proceeds from the offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other similarly situated publicly held companies. This goal could take a number of years to achieve, and we might not attain it. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of the offering.

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability.

We intend to contribute approximately 75% of the net proceeds of the offering to Eureka Bank and to use approximately 8.8% of the net proceeds at the maximum of the offering range to fund the loan to the employee stock ownership plan. We may use the proceeds retained by the holding company to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Eureka Bank may use the portion of the proceeds that it receives to fund new loans, invest in securities and expand its business activities. We may also use the proceeds of the offering to open new branches, diversify our business and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability.

Issuance of shares for benefit programs may dilute your ownership interest.

We intend to adopt a new equity incentive plan following the offering, subject to shareholder approval. We may fund the equity incentive plan through the purchase of common stock in the open market (subject to regulatory restrictions) or by issuing new shares of common stock. If we fund the awards under the equity incentive plan with new shares of common stock, your ownership interest would be diluted by approximately 7.50%, assuming we award all of the shares and options available under the plan. See “Pro Forma Data” and “Executive Compensation — Benefit Plans.”

The articles of incorporation and bylaws of new Eureka Financial Corp. and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of new Eureka Financial Corp.

Provisions of the articles of incorporation and bylaws of new Eureka Financial Corp., state corporate law and federal banking regulations may make it more difficult for companies or persons to acquire control of new Eureka Financial Corp. As a result, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:

•	Articles of incorporation and bylaws. Provisions of the articles of incorporation and bylaws of new Eureka Financial Corp. may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes. Some of these provisions currently exist in the charter and bylaws of old Eureka Financial Corp. These provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

•	a limitation on the right to vote shares;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of shareholder proposals and nominations;

•	provisions restricting the calling of special meetings of shareholders;

•	the absence of cumulative voting by shareholders in the election of directors;

•	the removal of directors only for cause; and

•	supermajority voting requirements for changes to some provisions of the articles of incorporation and bylaws.

•	Maryland anti-takeover statute. Under Maryland law, any person who acquires more than 10% of a Maryland corporation without prior approval of its board of directors is prohibited from engaging in any type of business combination with the corporation for a five-year period. Any business combination after the five-year period would be subject to supermajority shareholder approval or minimum price requirements.

•	Office of Thrift Supervision regulations. Office of Thrift Supervision regulations prohibit, for three years following the completion of a mutual-to-stock conversion, including a second-step conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision. See “Restrictions on Acquisition of New Eureka Financial Corp.”

A Warning About Forward-Looking Statements

This proxy statement/prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this proxy statement/prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Further information on other factors that could affect us are included in the section captioned “Risk Factors.”

Selected Consolidated Financial and Other Data

The summary financial information presented below is derived in part from our consolidated financial statements that appear in this proxy statement/prospectus. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1 of this proxy statement/prospectus. The information presented below does not include the financial condition, results of operations or other data of Eureka Bancorp, MHC.

	At or for the Year Ended
	September 30,
	2010	2009
	(In thousands, except per
	share data)

Financial Condition Data:
Total assets	$127,310	$108,791
Cash and cash equivalents	11,650	5,418
Securities available-for-sale	39	641
Securities held-to-maturity	10,483	3,053
Loans receivable, net	98,034	94,490
Deposits	111,044	91,774
Federal Home Loan Bank advances	1,000	2,000
Total stockholders’ equity	14,129	13,804
Operating Data:
Interest income	$6,197	$5,989
Interest expense	2,051	2,391

Net interest income	4,146	3,598
Provision for loan losses	75	128

Net interest income after provision for loan losses	4,071	3,470
Other (loss) income	(215)	76
Non-interest expense	2,682	2,575

Income before income tax expense (benefit)	1,174	971
Income tax expense (benefit)(1)	455	(2,421)

Net income(1)	719	3,392

Per Share Data:
Earnings per share, basic	$0.57	$2.71
Earnings per share, diluted	0.57	2.71
Dividends	0.60	0.60

	At or for the Year Ended
	September 30,
	2010	2009

Performance Ratios:
Return on average assets(1)	0.60%	3.17%
Return on average equity(1)	5.13	25.24
Dividend payout ratio(2)	44.37	12.50
Interest rate spread(3)	3.38	3.33
Net interest margin(4)	3.61	3.56
Non-interest expense to average assets	2.22	2.41
Efficiency ratio(5)	63.55	70.09
Average interest-earning assets to average interest-bearing liabilities	112.71	109.74
Average equity to average assets	11.60	12.57
Capital Ratios:
Total equity to total assets	11.10	12.69
Tier 1 capital (to adjusted assets)(6)	10.10	11.18
Tier 1 capital (to risk-weighted assets)(6)	15.30	15.77
Total risk-based capital (to risk-weighted assets)(6)	16.39	16.90
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.92	0.88
Allowance for loan losses as a percent of non-performing loans and accruing loans of 90 days or more past due	1,560.34	547.37
Net charge-offs to average outstanding loans during the period	—	0.06
Non-performing loans as a percent of total loans	0.06	0.16
Non-performing assets as a percent of total assets	0.05	0.14
Other Data:
Number of:
Deposit accounts	5,741	5,277
Offices	2	2

(1)	For the year ended September 30, 2009, a $2.7 million income tax benefit was received as a result of the $7.8 million impairment charge that we recognized during the year ended September 30, 2008. Excluding the effect of this impairment loss and related income tax benefit, return on average assets and return on average equity would have been approximately 0.70% and 5.54%, respectively, for the year ended September 30, 2009.
(2)	The dividend payout ratio represents the dividend declared per share divided by net income per share. The following table sets forth aggregate cash dividends paid per period, which is calculated by multiplying the dividend declared per share by the number of shares outstanding as of the applicable record date:

	For the Year Ended
	September 30,
	2010	2009

Dividends paid to public stockholders	$318,651	$314,277
Dividends paid to Eureka Bancorp, MHC	—	109,536

Total dividends paid	$318,651	$423,813

Payments listed above exclude cash dividends waived by Eureka Bancorp, MHC of $438,143 and $328,607 during the years ended September 30, 2010 and 2009, respectively. Eureka Bancorp, MHC began waiving dividends in March 1999 and, as of September 30, 2010, had waived dividends totaling $7.8 million.

(3)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	Represents net interest income as a percent of average interest-earning assets.
(5)	Represents non-interest expense divided by the sum of net interest income and other income, excluding gains or losses on the impairment and sale of securities.
(6)	Ratios are for Eureka Bank.

Annual Meeting of Old Eureka Financial Corp. Shareholders

Date, Place, Time and Purpose

Old Eureka Financial Corp.’s board of directors is sending you this document to request that you allow your shares of old Eureka Financial Corp. to be represented at the annual meeting by the persons named in the enclosed proxy card. At the annual meeting, the old Eureka Financial Corp. board of directors will ask you to vote on a proposal to approve the plan of conversion. You will also be asked to vote on informational provisions regarding new Eureka Financial Corp.’s articles of incorporation and to vote on the election of directors and the ratification of the appointment of auditors. You also may be asked to vote on a proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the plan of conversion. The annual meeting will be held at the Wyndham Pittsburgh — University Place, 3454 Forbes Avenue, Pittsburgh, Pennsylvania, at 4:30 p.m., local time, on February 22, 2011.

Who Can Vote at the Meeting

You are entitled to vote your old Eureka Financial Corp. common stock if our records show that you held your shares as of the close of business on December 27, 2010. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on December 27, 2010, there were 1,261,231 shares of old Eureka Financial Corp. common stock outstanding. Each share of common stock has one vote. Old Eureka Financial Corp.’s charter provides that a record owner of old Eureka Financial Corp. common stock (other than Eureka Bancorp, MHC) who beneficially owns, either directly or indirectly, in excess of 10% of old Eureka Financial Corp.’s outstanding shares, is not entitled to vote the shares held in excess of the 10% limit.

Attending the Meeting

If you are a shareholder as of the close of business on December 27, 2010, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of old Eureka Financial Corp. common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The annual meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion.  To be approved, the plan of conversion requires the affirmative vote of at least two-thirds of the outstanding shares of old Eureka Financial Corp. common stock, including the shares held by Eureka Bancorp, MHC, and the affirmative vote of a majority of votes eligible to be cast at the meeting, excluding shares of Eureka Bancorp, MHC. Abstentions and broker non-votes will have the same effect as a vote against the plan of conversion.

Informational Proposals 2a and 2b: Approval of Certain Provisions in New Eureka Financial Corp.’s Articles of Incorporation.  While we are asking you to vote with respect to each of the informational proposals, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals.

Proposal 3: Election of Directors.  At the annual meeting, shareholders will be asked to elect two directors to serve for a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to both nominees or withhold votes as to a specific nominee. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes that are withheld and broker non-votes will have no effect on the outcome of the election.

Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm.  In voting on the ratification of the appointment of ParenteBeard LLC as old Eureka Financial Corp.’s independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of ParenteBeard LLC as old Eureka Financial Corp.’s independent registered public accounting firm for fiscal 2011, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote at the annual meeting is required. Broker non-votes and abstentions will not be counted as votes cast and will have no effect on this proposal.

Proposal 5: Approval of the Adjournment of the Annual Meeting.  We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of old Eureka Financial Corp. common stock to adjourn the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion. Broker non-votes and abstentions will not be counted as votes cast and will have no effect on this proposal.

Shares Held by Eureka Bancorp, MHC and Our Officers and Directors

As of December 27, 2010, Eureka Bancorp, MHC beneficially owned 730,239 shares of old Eureka Financial Corp. common stock. This equals 57.9% of our outstanding shares. Eureka Bancorp, MHC intends to vote all of its shares in favor of the plan of conversion.

As of December 27, 2010, our officers and directors beneficially owned 147,207 shares of old Eureka Financial Corp. common stock. This equals 11.7% of our outstanding shares and 27.7% of shares held by persons other than Eureka Bancorp, MHC. Our officers and directors intend to vote all of their shares in favor of the plan of conversion.

Voting by Proxy

Our board of directors is sending you this proxy statement to request that you allow your shares of old Eureka Financial Corp. common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of old Eureka Financial Corp. common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the plan of conversion and reorganization, “FOR” each of the Informational Proposals 2a and 2b, “FOR” the election of directors, “FOR” the ratification of the appointment of auditors, and “FOR” approval of the adjournment of the annual meeting.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of old Eureka Financial Corp. in writing before your common stock has been voted at the annual meeting, deliver a later-dated proxy or attend the annual meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

If your old Eureka Financial Corp. common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

Solicitation of Proxies

Old Eureka Financial Corp. will pay for this proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of old Eureka Financial Corp. may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Old Eureka Financial Corp. will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Proposal 1 — Approval of the Plan of Conversion

This conversion is being conducted pursuant to a plan of conversion approved by the boards of directors of Eureka Bancorp, MHC, old Eureka Financial Corp. and Eureka Bank. The Office of Thrift Supervision has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by such agency.

General

On September 20, 2010, the boards of directors of Eureka Bancorp, MHC, old Eureka Financial Corp. and Eureka Bank unanimously adopted the plan of conversion. The second-step conversion that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. Under the plan of conversion, Eureka Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of new Eureka Financial Corp., a newly formed Maryland corporation. Current shareholders of old Eureka Financial Corp., other than Eureka Bancorp, MHC, will receive shares of new Eureka Financial Corp. common stock in exchange for their shares of old Eureka Financial Corp. common stock. Following the conversion and offering, old Eureka Financial Corp. and Eureka Bancorp, MHC will no longer exist.

The conversion to a stock holding company structure also includes the offering by new Eureka Financial Corp. of its common stock to eligible depositors of Eureka Bank in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an independent appraisal of new Eureka Financial Corp. Most of the terms of the offering are required by the regulations of the Office of Thrift Supervision.

Consummation of the conversion and offering requires the approval of the Office of Thrift Supervision. In addition, pursuant to Office of Thrift Supervision regulations, consummation of the conversion and offering is conditioned upon the approval of the plan of conversion by (1) at least a majority of the total number of votes eligible to be cast by depositors of Eureka Bank, (2) the holders of at least two-thirds of the outstanding shares of old Eureka Financial Corp. common stock and (3) the holders of at least a majority of the outstanding shares of common stock of old Eureka Financial Corp., excluding shares held by Eureka Bancorp, MHC.

The Office of Thrift Supervision approved our plan of conversion, subject to, among other things, approval of the plan of conversion by Eureka Bancorp, MHC’s members (depositors of Eureka Bank) and old Eureka Financial Corp.’s shareholders. Meetings of Eureka Bancorp, MHC’s members and old Eureka Financial Corp.’s shareholders have been called for this purpose on February 22, 2011.

Funds received before completion of the subscription and community offerings will be maintained in a segregated account at Eureka Bank. If we fail to receive the necessary shareholder or member approval, or if we cancel the conversion and offering for any reason, orders for common stock already submitted will be canceled, subscribers’ funds will be returned promptly with interest calculated at Eureka Bank’s passbook savings rate and all deposit account withdrawal holds will be canceled. We will not make any deduction from the returned funds for the costs of the offering.

The following is a brief summary of the pertinent aspects of the conversion and offering. A copy of the plan of conversion is available from Eureka Bank upon request and is available for inspection at the offices of Eureka Bank and at the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to the registration statement, of which this proxy statement/prospectus forms a part, that new Eureka Financial Corp. has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

The board of directors recommends that you vote “FOR” the adoption of the plan of conversion.

Reasons for the Conversion and Offering

After considering the advantages and disadvantages of the conversion and offering, the boards of directors of Eureka Bancorp, MHC, old Eureka Financial Corp. and Eureka Bank unanimously approved the conversion and offering as being in the best interests of old Eureka Financial Corp. and Eureka Bank and their respective shareholders and customers. The board of directors concluded that the conversion and offering provides a number of advantages that will be important to our future growth and performance and that outweigh the disadvantages of the conversion and offering.

The conversion and offering will result in the raising of additional capital that will support Eureka Bank’s future lending and operational growth and may also support future branching activities or the acquisition of other financial institutions or financial service companies or their assets. Although Eureka Bank is categorized as “well-capitalized” and does not require additional capital, the board of directors has determined that opportunities for continued growth make pursuing the conversion and offering at this time desirable.

We expect that the larger number of shares that will be in the hands of public investors after completion of the conversion and offering will result in a more liquid and active market than currently exists for old Eureka Financial Corp. common stock. A more liquid and active market would make it easier for our investors to buy and sell our common stock.

After completion of the conversion and offering, the unissued common and preferred stock authorized by new Eureka Financial Corp.’s articles of incorporation will permit us to raise additional capital through further sales of securities. Although old Eureka Financial Corp. currently has the ability to raise additional capital through the sale of additional shares of old Eureka Financial Corp. common stock, that ability is limited by the mutual holding company structure, which, among other things, requires that Eureka Bancorp, MHC hold a majority of the outstanding shares of old Eureka Financial Corp. common stock.

As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. Our current mutual holding company structure, by its nature, limits our ability to offer our common stock as consideration in a merger or acquisition because we cannot now issue stock in an amount that would cause Eureka Bancorp, MHC to own less than a majority of the outstanding shares of old Eureka Financial Corp. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by better enabling us to offer stock or cash consideration, or a combination of the two.

If old Eureka Financial Corp. had undertaken a standard conversion in 2003 rather than a minority stock offering, applicable regulations would have required a greater amount of old Eureka Financial Corp. common stock to be sold than the amount that was sold in the minority offering. If a standard conversion had been conducted in 2003, management of old Eureka Financial Corp. believed that it would have been difficult to prudently invest the larger amount of capital that would have been raised, when compared to the net proceeds raised in connection with the minority offering. In addition, a standard conversion in 2003 would have immediately eliminated all aspects of the mutual form of organization.

The disadvantage of the conversion and offering considered by board of directors is the fact that operating in the stock holding company form of organization could subject Eureka Bank to contests for corporate control. The board of directors determined that the advantages of the conversion and offering outweighed this disadvantage.

Description of the Conversion

New Eureka Financial Corp. has been incorporated under Maryland law as a first-tier wholly owned subsidiary of old Eureka Financial Corp. To effect the conversion, the following will occur:

•	Eureka Bancorp, MHC will convert to stock form and simultaneously merge with and into old Eureka Financial Corp., with old Eureka Financial Corp. as the surviving entity; and

•	Old Eureka Financial Corp. will merge with and into new Eureka Financial Corp., with new Eureka Financial Corp. as the surviving entity.

As a result of the series of mergers described above, Eureka Bank will become a wholly owned subsidiary of new Eureka Financial Corp. and the outstanding shares of old Eureka Financial Corp. common stock held by persons other than Eureka Bancorp, MHC (i.e., “public shareholders”) will be converted into a number of shares of new Eureka Financial Corp. common stock that will result in the holders of such shares owning in the aggregate approximately the same percentage of new Eureka Financial Corp. common stock to be outstanding upon the completion of the conversion and offering (i.e., the common stock issued in the offering plus the shares issued in exchange for shares of old Eureka Financial Corp. common stock) as the percentage of old Eureka Financial Corp. common stock owned by them in the aggregate immediately before consummation of the conversion and offering before giving effect to (1) the payment of cash in lieu of issuing fractional exchange shares and (2) any shares of common stock purchased by public shareholders in the offering.

Share Exchange Ratio for Current Shareholders

Office of Thrift Supervision regulations provide that in a conversion from mutual holding company to stock holding company form, the public shareholders will be entitled to exchange their shares for common stock of the stock holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. Under the plan of conversion, each publicly held share of old Eureka Financial Corp. common stock will, on the effective date of the conversion and offering, be converted automatically into and become the right to receive a number of new shares of new Eureka Financial Corp. common stock. The number of new shares of common stock will be determined pursuant to an exchange ratio that ensures that the public shareholders of old Eureka Financial Corp. common stock will own approximately the same percentage of common stock in new Eureka Financial Corp. after the conversion and offering as they held in old Eureka Financial Corp. immediately before the conversion and offering, before giving effect to (1) the payment of cash in lieu of fractional shares and (2) their purchase of additional shares in the offering. At December 27, 2010, there were 1,261,231 shares of old Eureka Financial Corp. common stock outstanding, of which 530,992 were held by persons other than Eureka Bancorp, MHC. The exchange ratio is not dependent on the market value of old Eureka Financial Corp. common stock. It will be calculated based on the percentage of old Eureka Financial Corp. common stock held by the public, the appraisal of old Eureka Financial Corp. prepared by Feldman Financial Advisors and the number of shares sold in the offering.

The following table shows how the exchange ratio will adjust, based on the number of shares sold in the offering. The table also shows how many shares an owner of 100 shares of old Eureka Financial Corp. common stock would receive in the exchange, based on the number of shares sold in the offering.

								Equivalent Pro	Shares to
			Shares to be Exchanged for		Total Shares			Forma Book	be Received
	Shares to be Sold		Existing Shares of		of Common		Equivalent	Value per	for 100
	in the Offering		Old Eureka Financial Corp.		Stock to be	Exchange	per Share	Exchanged	Existing
	Amount	Percent	Amount	Percent	Outstanding	Ratio	Value(1)	Share(2)	Shares(3)

Minimum	680,000	57.9%	494,461	42.1%	1,174,461	0.9312	$9.31	$15.45	93
Midpoint	800,000	57.9	581,719	42.1	1,381,719	1.0955	10.96	16.30	109
Maximum	920,000	57.9	668,976	42.1	1,588,976	1.2599	12.60	17.13	126
Maximum, as adjusted	1,058,000	57.9	769,323	42.1	1,827,323	1.4488	14.49	18.09	144

(1)	Represents the value of shares of new Eureka Financial Corp. common stock received in the conversion by a holder of one share of old Eureka Financial Corp. common stock at the exchange ratio, assuming a market price of $10.00 per share.

(2)	Represents the pro forma shareholders’ equity per share at each level of the offering range multiplied by the respective exchange ratio.

(3)	Cash will be paid instead of issuing any fractional shares.

How We Determined the Offering Range and the $10.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an appraisal by an independent person experienced and expert in corporate appraisal. We have retained Feldman Financial Advisors, Inc., which is experienced in the evaluation and appraisal of business entities, to prepare the appraisal. Feldman Financial Advisors will receive fees totaling $30,000 for its appraisal report, plus $5,000 for each appraisal update (of which there will be at least one more) and reasonable out-of-pocket expenses. We have agreed to indemnify Feldman Financial Advisors under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering. Feldman Financial Advisors has not received any other compensation from us in the past two years.

Feldman Financial Advisors prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, Feldman Financial Advisors undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, Feldman Financial Advisors reviewed our conversion application as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, Feldman Financial Advisors visited our facilities and had discussions with our management. Feldman Financial Advisors did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on Feldman Financial Advisors in connection with its appraisal.

In connection with its appraisal, Feldman Financial Advisors reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that Feldman Financial Advisors deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the offering;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

Feldman Financial Advisors’ independent valuation also utilized certain assumptions as to the pro forma earnings of new Eureka Financial Corp. after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of new Eureka Financial Corp., including the employee stock ownership plan and the new equity incentive plan. The employee stock ownership plan and new equity incentive plan are assumed to purchase 8.0% and 4.0%, respectively, of the shares of new Eureka Financial Corp. common stock sold in the offering. The new equity incentive plan is assumed to grant options to purchase the equivalent of 10.0% of the shares of new Eureka Financial Corp. common stock sold in the offering. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

Consistent with Office of Thrift Supervision appraisal guidelines, the Feldman Financial Advisors applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by Feldman Financial Advisors to be comparable to us, subject to valuation adjustments applied by Feldman Financial Advisors to account for differences between new Eureka Financial Corp. and the peer group.

In applying each of the valuation methods, Feldman Financial Advisors considered adjustments to our pro forma market value based on a comparison of new Eureka Financial Corp. with the peer group. Feldman Financial Advisors made downward adjustments for market conditions and that this is a new issue and made slight upward adjustments for earnings and financial condition. No adjustments were made for market area, management, dividend policy, liquidity of the issue, subscription interest, the marketability of the securities, recent acquisition activity or the effect of government regulations and regulatory reform.

The peer group is comprised of publicly-traded thrifts all selected based on asset size, market area and operating strategy. In preparing its appraisal, Feldman Financial Advisors placed emphasis on the price-to-earnings and the price-to-book approaches and placed lesser emphasis on the price-to-assets approaches in estimating pro forma market value. The peer group consisted of ten publicly traded, fully converted, savings and loans or savings and loan holding companies based in the mid-Atlantic, Midwest and New England regions of the United States. The peer group included companies with:

•	average assets of $432.8 million;

•	average non-performing assets of 1.23% of total assets;

•	average loans of 66.7% of total assets;

•	average tangible equity of 10.5% of total assets; and

•	average core income of 0.52% of average assets.

The peer group selected by Feldman Financial Advisors is comprised solely of companies traded on the Nasdaq Stock Market. Although new Eureka Financial Corp.’s common stock will not be listed for trading on the Nasdaq Stock Market, the Office of Thrift Supervision guidelines do not permit the use in appraisals of companies the stock of which is quoted on the Over-the-Counter Bulletin Board.

Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Office of Thrift Supervision, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained Feldman Financial Advisors, which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. Feldman Financial Advisors has indicated that in its valuation as of November 26, 2010, our common stock’s estimated full market value was $13.8 million, resulting in a range from $11.7 million at the minimum to $15.9 million at the maximum. The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by the 57.9% ownership interest that Eureka Bancorp, MHC has in old Eureka Financial Corp.. The number of shares offered will be equal to the aggregate offering price divided by the price per share. Based on the valuation range, the percentage of old Eureka Financial Corp. common stock owned by Eureka Bancorp, MHC and the $10.00 price per share, the minimum of the offering range is 680,000 shares, the midpoint of the offering range is 800,000 shares, the maximum of the offering range is 920,000 shares and 15% above the maximum of the offering range is 1,058,000 shares. Feldman Financial Advisors will update its independent valuation before we complete our offering.

The following table presents a summary of selected pricing ratios for the peer group companies and for all publicly traded thrifts and the resulting pricing ratios for new Eureka Financial Corp. reflecting the pro forma impact of the offering, as calculated by Feldman Financial Advisors in its appraisal report of November 26, 2010. Compared to the median pricing ratios of the peer group, new Eureka Financial Corp.’s pro forma pricing ratios at the maximum of the offering range indicated a premium of 101.9% on a price-to-earnings basis, a premium of 69.1% on a price-to-core earnings basis, a discount of 4.4% on a price-to-book value basis and a discount of 4.4% on a price-to-tangible book value basis.

			Price to Core			Price to Tangible
	Price to Earnings		Earnings		Price to Book	Book Value
	Multiple		Multiple		Value Ratio	Ratio

New Eureka Financial Corp. (pro forma)(1):
Minimum	17.2	x	13.5	x	60.2%	60.2%
Midpoint	20.8		16.1		67.2	67.2
Maximum	24.4		18.9		73.5	73.5
Maximum, as adjusted	28.6		21.7		80.1	80.1
Pricing ratios of peer group companies as of November 26, 2010(2):
Average	13.8	x	18.0	x	77.5%	84.5%
Median	12.1		11.2		77.0	77.0
All fully-converted, publicly-traded thrifts as of November 26, 2010(2):
Average	14.8	x	14.3	x	72.1%	78.7%
Median	13.0		12.9		73.0	74.2

(1)	Based on old Eureka Financial Corp. financial data as of and for the twelve months ended September 30, 2010.

(2)	Based on earnings for the twelve months ended September 30, 2010 and book value and tangible book value as of September 30, 2010.

Our board of directors reviewed Feldman Financial Advisors’ appraisal report, including the methodology and the assumptions used by Feldman Financial Advisors, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.9312 to a maximum of 1.2599 shares of new Eureka Financial Corp. common stock for each current share of old Eureka Financial Corp. common stock, with a midpoint of 1.0955. Based upon this exchange ratio, we expect to issue between 494,461 and 668,976 shares of new Eureka Financial Corp. common stock to the holders of old Eureka Financial Corp. common stock outstanding immediately before the completion of the conversion and offering.

Our board of directors considered the appraisal when recommending that shareholders and depositors approve the plan of conversion. However, our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon expiration of the offering, at least the minimum number of shares are subscribed for, Feldman Financial Advisors, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Feldman Financial Advisors determines that our pro forma market value has increased, we may sell up to 1,058,000 shares and issued up to 769,323 shares in the exchange without any further notice to you.

No shares will be sold unless Feldman Financial Advisors confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, a new offering range may be set, in which case all funds would be promptly returned and holds funds authorized for withdrawal from deposit accounts will be released and all subscribers would be given the opportunity to place a new order. If the offering is terminated, all subscriptions will be canceled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If Feldman Financial Advisors establishes a new valuation range, it must be approved by the Office of Thrift Supervision.

In formulating its appraisal, Feldman Financial Advisors relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. Feldman Financial Advisors also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While Feldman Financial Advisors believes this information to be reliable, Feldman Financial Advisors does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of Feldman Financial Advisors, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Purchase of Shares

Eligible depositors of Eureka Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering. You, as a shareholder on the record date, will be given a preference in the community offering after natural persons and trusts of natural persons who are residents of Allegheny County, Pennsylvania. For more information regarding the purchase of shares of common stock of new Eureka Financial Corp. or to receive a prospectus and stock offering form, you may also call our Stock Information Center, which is located at our main office at 3455 Forbes Avenue, Pittsburgh, Pennsylvania at (412) 688-8329, Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern time. The Stock Information Center will be closed on weekends and bank holidays.

Marketing Arrangements

To assist in the marketing of our common stock, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. In its role as financial advisor, Sandler O’Neill & Partners, L.P. will assist us in the offering as follows:

•	consulting with us as to the financial and securities market implications of the plan of conversion and reorganization;

•	reviewing with our Board of Directors the financial impact of the offering on us, based upon the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering, including assistance in preparing presentation materials for such meetings; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.

For its services as marketing agent, Sandler O’Neill & Partners, L.P. will receive a fee not to exceed $150,000, $50,000 of which we have already paid to Sandler O’Neill & Partners, L.P. We will also reimburse Sandler O’Neill & Partners, L.P. for all reasonable out of pocket expenses, including attorney’s fees, up to a maximum of $75,000 in the aggregate regardless of whether the offering is completed. In the event that a resolicitation of subscribers is required, this $75,000 expense cap shall be increased to a maximum of $100,000.

We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Eureka Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. No sales activity will be conducted in a Eureka Bank banking office. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

In addition, we have engaged Sandler O’Neill & Partners, L.P. to act as our records agent in connection with the conversion and offering. In its role as records agent, Sandler O’Neill & Partners, L.P. will assist us in the offering as follows: (1) consolidation of deposit accounts and vote calculation; (2) design and preparation of order forms and proxy cards; (3) organization and supervision of the Stock Information Center; (4) assistance with proxy solicitation and special meeting services for member meeting; and (5) subscription services. For these services, Sandler O’Neill & Partners, L.P. will receive a fee of $10,000. Such fee may be increased up to $20,000 in the event of extra charges incurred as a result of a material change in the regulations of the Office of Thrift Supervision or the plan of conversion or a material delay in the offering, a resolicitation or other similar event. In addition, Sandler O’Neill & Partners, L.P. will be reimbursed for expenses incurred in connection with its services as records agent up to $25,000.

Delivery of Certificates

After completion of the conversion, each holder of a certificate(s) evidencing shares of old Eureka Financial Corp. common stock (other than Eureka Bancorp, MHC), upon surrender of the certificate to our transfer agent, which is anticipated to serve as the exchange agent for the conversion, will receive a certificate(s) representing the number of full shares of new Eureka Financial Corp. common stock into which the holder’s shares have been converted based on the exchange ratio. Promptly following the consummation of the conversion, the exchange agent will mail to each such holder of record of an outstanding certificate evidencing shares of old Eureka Financial Corp. common stock a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the exchange agent) advising such holder of the terms of the exchange and of the procedure for surrendering to the exchange agent such certificate in exchange for a certificate(s) evidencing new Eureka Financial Corp. common stock. Old Eureka Financial Corp. shareholders should not forward their certificates to old Eureka Financial Corp. or the exchange agent until they have received the transmittal letter. If you hold shares of old Eureka Financial Corp. common stock in street name, your account should automatically be credited with shares of new Eureka Financial Corp. common stock following consummation of the conversion. No transmittal forms will be mailed relating to shares held in street name.

We will not issue any fractional shares of new Eureka Financial Corp. common stock. For each fractional share that would otherwise be issued as a result of the exchange of new Eureka Financial Corp. common stock for old Eureka Financial Corp. common stock, we will pay an amount equal to the product obtained by multiplying the fractional share interest to which old Eureka Financial Corp. shareholder would otherwise be entitled by $10.00. Payment for fractional shares will be made as soon as practicable after receipt by the exchange agent of surrendered old Eureka Financial Corp. stock certificates. If you hold shares of old Eureka Financial Corp. common stock in street name, your account should automatically be credited with cash in lieu of fractional shares.

No holder of a certificate representing shares of old Eureka Financial Corp. common stock will be entitled to receive any dividends on old Eureka Financial Corp. common stock until the certificate representing such holder’s shares of old Eureka Financial Corp. common stock is surrendered in exchange for certificates representing shares of new Eureka Financial Corp. common stock. If we declare dividends after the conversion but before surrender of certificates representing shares of old Eureka Financial Corp. common stock, dividends payable on shares of old Eureka Financial Corp. common stock not then issued shall accrue without interest. Any such dividends shall be paid without interest upon surrender of the certificates representing shares old Eureka Financial Corp. common stock. We will be entitled, after the completion of the conversion, to treat certificates representing shares of old Eureka Financial Corp. common stock as evidencing ownership of the number of full shares of new Eureka Financial Corp. common stock into which the shares of old Eureka Financial Corp. common stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

We will not be obligated to deliver a certificate(s) representing shares of new Eureka Financial Corp. common stock to which a holder of old Eureka Financial Corp. common stock would otherwise be entitled as a result of the conversion until such holder surrenders the certificate(s) representing the shares of old Eureka Financial Corp. common stock for exchange as provided above, or provides an appropriate affidavit of loss and indemnity agreement and/or a bond. If any certificate evidencing shares of old Eureka Financial Corp. common stock is to be issued in a name other than that in which the certificate evidencing old Eureka Financial Corp. common stock surrendered in exchange therefor is registered, it shall be a condition of the issuance that the certificate so surrendered shall be properly endorsed and otherwise be in proper form for transfer and that the person requesting such exchange pay to the exchange agent any transfer or other tax required by reason of the issuance of a certificate for shares of common stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the exchange agent that such tax has been paid or is not payable.

Restrictions on Repurchase of Stock

Under Office of Thrift Supervision regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all shareholders to repurchase the common stock on a pro rata basis, approved by the Office of Thrift Supervision, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Office of Thrift Supervision may approve the open market repurchase of up to 5% of our common stock during the first year following the conversion and offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Office of Thrift Supervision. Based on the foregoing restrictions, we anticipate that we will not repurchase any shares of our common stock in the year following completion of the conversion and offering.

Effects of Conversion on Depositors and Borrowers

General.  Each depositor in Eureka Bank currently has both a deposit account in the institution and a pro rata ownership interest in the net worth of Eureka Bancorp, MHC based upon the balance in his or her account. However, this ownership interest is tied to the depositor’s account and has no value separate from such deposit account. Furthermore, this ownership interest may only be realized in the unlikely event that Eureka Bancorp, MHC is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Eureka Bancorp, MHC after other claims are paid. Any depositor who opens a deposit account at Eureka Bank obtains a pro rata ownership interest in the net worth of Eureka Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of Eureka Bancorp, MHC, which is lost to the extent that the balance in the account is reduced. When a mutual holding company converts to stock holding company form, depositors lose all rights to the net worth of the mutual holding company, except the right to claim a pro rata share of funds representing the liquidation account established in connection with the conversion.

Continuity.  While the conversion and offering are being accomplished, the normal business of Eureka Bank will continue without interruption, including being regulated by the Office of Thrift Supervision. After the conversion and offering, Eureka Bank will continue to provide services for depositors and borrowers under its current policies by its present management and staff.

The directors of Eureka Bank at the time of conversion will serve as directors of Eureka Bank after the conversion and offering. The board of directors of new Eureka Financial Corp. is composed of the individuals who serve on the board of directors of old Eureka Financial Corp. All officers of Eureka Bank at the time of conversion will retain their positions after the conversion and offering.

Deposit Accounts and Loans.  The conversion and offering will not affect any deposit accounts or borrower relationships with Eureka Bank. All deposit accounts in Eureka Bank after the conversion and offering will continue to be insured up to the legal maximum by the Federal Deposit Insurance Corporation in the same manner as such deposit accounts were insured immediately before the conversion and offering. The conversion and offering will not change the interest rate or the maturity of deposits at Eureka Bank.

After the conversion and offering, all loans of Eureka Bank will retain the same status that they had before the conversion and offering. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed before the conversion and offering.

Effect on Liquidation Rights.  If Eureka Bancorp, MHC were to liquidate, all claims of Eureka Bancorp, MHC’s creditors would be paid first. Thereafter, if there were any assets remaining, members of Eureka Bancorp, MHC would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Eureka Bank immediately before liquidation. In the unlikely event that Eureka Bank were to liquidate after the conversion and offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the “liquidation account” to certain depositors (see ‘‘— Liquidation Rights” below), with any assets remaining thereafter distributed to new Eureka Financial Corp. as the holder of Eureka Bank’s capital stock.

Liquidation Rights

Liquidation Before the Conversion.  In the unlikely event of a complete liquidation of Eureka Bancorp, MHC or old Eureka Financial Corp. prior to the conversion, all claims of creditors of old Eureka Financial Corp., including those of depositors of Eureka Bank (to the extent of their deposit balances), would be paid first. Thereafter, if there were any assets of old Eureka Financial Corp. remaining, these assets would be distributed to shareholders, including Eureka Bancorp, MHC. Then, if there were any assets of Eureka Bancorp, MHC remaining, members of Eureka Bancorp, MHC would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Eureka Bank immediately prior to liquidation.

Liquidation Following the Conversion.  In the unlikely event that new Eureka Financial Corp. and Eureka Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” maintained by new Eureka Financial Corp. pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to new Eureka Financial Corp. as the holder of Eureka Bank capital stock. The plan of conversion also provides that new Eureka Financial Corp. shall cause the establishment of a bank liquidation account.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a liquidation account by new Eureka Financial Corp. for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to Eureka Bancorp, MHC’s ownership interest in the retained earnings of old Eureka Financial Corp. as of the date of its latest balance sheet contained in this proxy statement/prospectus. The plan of conversion also provides that new Eureka Financial Corp. shall cause the establishment of a bank liquidation account.

The liquidation account established by new Eureka Financial Corp. is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of new Eureka Financial Corp. and Eureka Bank or of Eureka Bank. Specifically, in the unlikely event that new Eureka Financial Corp. and Eureka Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of June 30, 2009 and December 31, 2010 of the liquidation account maintained by new Eureka Financial Corp. In a liquidation of both entities, or of Eureka Bank, when new Eureka Financial Corp. has insufficient assets to fund the distribution due to eligible account holders and Eureka Bank has positive net worth, Eureka Bank will pay amounts necessary to fund new Eureka Financial Corp.’s remaining obligations under the liquidation account. The plan of conversion also provides that if new Eureka Financial Corp. is sold or liquidated apart from a sale or liquidation of Eureka Bank, then the rights of eligible account holders in the liquidation account maintained by new Eureka Financial Corp. will be surrendered and treated as a liquidation account in Eureka Bank. Depositors will have an equivalent interest in the bank liquidation account and the bank liquidation account will have the same rights and terms as the liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Office of Thrift Supervision, new Eureka Financial Corp. will eliminate or transfer the liquidation account and the interests in such account to Eureka Bank and the liquidation account shall thereupon become the liquidation account of Eureka Bank and not be subject in any manner or amount to new Eureka Financial Corp.’s creditors.

Also, under the rules and regulations of the Office of Thrift Supervision, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which new Eureka Financial Corp. or Eureka Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

Each eligible account holder and supplemental eligible account holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Eureka Bank on June 30, 2009 or December 31, 2010, as applicable. Each eligible account holder and supplemental eligible account holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on June 30, 2009 or December 31, 2010 bears to the balance of all deposit accounts in Eureka Bank on such date.

If, however, on any September 30 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on June 30, 2009 or December 31, 2010 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of eligible account holders and supplemental eligible account holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to new Eureka Financial Corp. as the sole shareholder of Eureka Bank.

Material Income Tax Consequences

Although the conversion may be effected in any manner approved by the Office of Thrift Supervision that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through various mergers. Completion of the conversion and offering is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Pennsylvania tax laws, that no gain or loss will be recognized by Eureka Bank, old Eureka Financial Corp. or Eureka Bancorp, MHC as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to Eureka Bank, old Eureka Financial Corp., Eureka Bancorp, MHC, new Eureka Financial Corp., persons receiving subscription rights and shareholders of old Eureka Financial Corp.

Kilpatrick Townsend & Stockton LLP has issued an opinion to old Eureka Financial Corp., Eureka Bancorp, MHC and new Eureka Financial Corp. that, for federal income tax purposes:

1. The merger of Eureka Bancorp, MHC with and into old Eureka Financial Corp. (the mutual holding company merger) will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. (Section 368(a)(l)(A) of the Internal Revenue Code.)

2. Eureka Bancorp, MHC will not recognize any gain or loss on the transfer of its assets to old Eureka Financial Corp. and old Eureka Financial Corp.’s assumption of its liabilities, if any, in constructive exchange for a liquidation interest in old Eureka Financial Corp. or on the constructive distribution of such liquidation interest to Eureka Bancorp, MHC’s members who remain depositors of Eureka Bank. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

3. No gain or loss will be recognized by old Eureka Financial Corp. upon the receipt of the assets of Eureka Bancorp, MHC in the mutual holding company merger in exchange for the constructive transfer to the members of Eureka Bancorp, MHC of a liquidation interest in old Eureka Financial Corp. (Section 1032(a) of the Internal Revenue Code.)

4. Persons who have an interest in Eureka Bancorp, MHC will recognize no gain or loss upon the constructive receipt of a liquidation interest in old Eureka Financial Corp. in exchange for their voting and liquidation rights in Eureka Bancorp, MHC. (Section 354(a) of the Internal Revenue Code.)

5. The basis of the assets of Eureka Bancorp, MHC (other than stock in old Eureka Financial Corp.) to be received by old Eureka Financial Corp. will be the same as the basis of such assets in the hands of Eureka Bancorp, MHC immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

6. The holding period of the assets of Eureka Bancorp, MHC in the hands of old Eureka Financial Corp. will include the holding period of those assets in the hands of Eureka Bancorp, MHC. (Section 1223(2) of the Internal Revenue Code.)

7. The merger of old Eureka Financial Corp. with and into new Eureka Financial Corp. (the holding company merger) will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. (Section 368(a)(1)(F) of the Internal Revenue Code.)

8. Old Eureka Financial Corp. will not recognize any gain or loss on the transfer of its assets to new Eureka Financial Corp. and new Eureka Financial Corp.’s assumption of its liabilities in exchange for shares of common stock in new Eureka Financial Corp. or on the constructive distribution of such stock to shareholders of old Eureka Financial Corp. other than Eureka Bancorp, MHC and the liquidation accounts to the eligible account holders and supplemental eligible account holders. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

9. No gain or loss will be recognized by new Eureka Financial Corp. upon the receipt of the assets of old Eureka Financial Corp. in the holding company merger. (Section 1032(a) of the Internal Revenue Code.)

10. The basis of the assets of old Eureka Financial Corp. (other than stock in Eureka Bank) to be received by new Eureka Financial Corp. will be the same as the basis of such assets in the hands of old Eureka Financial Corp. immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

11. The holding period of the assets of old Eureka Financial Corp. (other than stock in Eureka Bank) to be received by new Eureka Financial Corp. will include the holding period of those assets in the hands of old Eureka Financial Corp. immediately prior to the transfer. (Section 1223(2) of the Internal Revenue Code.)

12. Old Eureka Financial Corp. shareholders will not recognize any gain or loss upon their exchange of old Eureka Financial Corp. common stock for new Eureka Financial Corp. common stock. (Section 354 of the Internal Revenue Code.)

13. Eligible account holders and supplemental eligible account holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in old Eureka Financial Corp. for the liquidation accounts in new Eureka Financial Corp. (Section 354 of the Internal Revenue Code.)

14. The payment of cash to shareholders of old Eureka Financial Corp. in lieu of fractional shares of new Eureka Financial Corp. common stock will be treated as though the fractional shares were distributed as part of the holding company merger and then redeemed by new Eureka Financial Corp. The cash payments will be treated as distributions in full payment for the fractional shares deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.)

15. It is more likely than not that the fair market value of the nontransferable subscription rights to purchase old Eureka Financial Corp. common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders, supplemental eligible account Holders and other voting members upon distribution to them of nontransferable subscription rights to purchase shares of old Eureka Financial Corp. common stock. (Section 356(a) of the Internal Revenue Code.) Eligible account holders, supplemental eligible account holders and other voting members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights. (Rev. Rul. 56-572, 1956-2 C.B. 182.)

16. It is more likely than not that the fair market value of the benefit provided by the bank liquidation account supporting the payment of the liquidation account in the event new Eureka Financial Corp. lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the constructive distribution to them of such rights in the bank liquidation account as of the effective date of the holding company merger. (Section 356(a) of the Internal Revenue Code.)

17. It is more likely than not that the basis of common stock purchased in the offering by the exercise of the nontransferable subscription rights will be the purchase price thereof. (Section 1012 of the Internal Revenue Code.)

18. Each shareholder’s holding period in his or her new Eureka Financial Corp. common stock received in the exchange will include the period during which the common stock surrendered was held, provided that the common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange. (Section 1223(1) of the Internal Revenue Code.)

19. The holding period of the common stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised. (Section 1223(5) of the Internal Revenue Code.)

20. No gain or loss will be recognized by new Eureka Financial Corp. on the receipt of money in exchange for common stock sold in the offering. (Section 1032 of the Internal Revenue Code.)

The statements set forth in paragraph (15) above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

The statements set forth in paragraph (16) above are based on the position that the benefit provided by the bank liquidation account supporting the payment of the liquidation account if new Eureka Financial Corp. lacks sufficient net assets has a fair market value of zero. According to our counsel: (1) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (2) the interests in the liquidation account and bank liquidation account are not transferable; (3) the amounts due under the liquidation account with respect to each eligible account holder and supplemental eligible account holder will be reduced as their deposits in Eureka Bank are reduced as described in the plan of conversion; and (4) the bank liquidation account payment obligation arises only if new Eureka Financial Corp. lacks sufficient net assets to fund the liquidation account. If such bank liquidation account rights are subsequently found to have an economic value, income may be recognized by each eligible account holder and supplemental eligible account holder in the amount of such fair market value as of the effective date of the holding company merger.

The statements set forth in paragraphs (9) and (10) above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

The statements set forth in paragraph (11) above are based on the position that the benefit provided by the liquidation account in Eureka Bank supporting the payment of the liquidation account in new Eureka

Financial Corp. if new Eureka Bank lacks sufficient new assets has a market value of zero. Whether this benefit has a fair market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether these benefits have a fair market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that such a benefit has a market value.

ParenteBeard LLC has issued an opinion to us to the effect that, more likely than not, the income tax consequences under Pennsylvania law of the conversion are not materially different than for federal tax purposes.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The opinions of Kilpatrick Townsend & Stockton LLP and ParenteBeard LLC are filed as exhibits to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Accounting Consequences

The conversion will be accounted for as a change in legal organization and form and not a business combination. Accordingly, the carrying amount of the assets and liabilities of Eureka Bank will remain unchanged from their historical cost basis.

Interpretation, Amendment and Termination

All interpretations of the plan of conversion by our board of directors will be final, subject to the authority of the Office of Thrift Supervision. The plan of conversion provides that, if deemed necessary or desirable by the board of directors, the plan of conversion may be substantively amended by a majority vote of the board of directors as a result of comments from regulatory authorities or otherwise, at any time before the submission of proxy materials to the members of Eureka Bancorp, MHC and shareholders of old Eureka Financial Corp. Amendment of the plan of conversion thereafter requires a majority vote of the board of directors, with the concurrence of the Office of Thrift Supervision. The plan of conversion may be terminated by a majority vote of the board of directors at any time before the earlier of the date of the annual meeting of shareholders and the date of the annual meeting of members of Eureka Bancorp, MHC, and may be terminated by the board of directors at any time thereafter with the concurrence of the Office of Thrift Supervision. The plan of conversion will terminate if the conversion and offering are not completed within 24 months from the date on which the members of Eureka Bancorp, MHC approved the plan of conversion, and may not be extended by us or the Office of Thrift Supervision.

Proposals 2a and 2b — Informational Proposals Related to the
Articles of Incorporation of New Eureka Financial Corp.

By their approval of the plan of conversion as set forth in Proposal 1, the board of directors of old Eureka Financial Corp. has approved each of the informational proposals numbered 2a and 2b, both of which relate to provisions included in the articles of incorporation of new Eureka Financial Corp. Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public shareholders of old Eureka Financial Corp., whose rights are presently governed by the charter and bylaws of old Eureka Financial Corp., will become shareholders of new Eureka Financial Corp., whose rights will be governed by the articles of incorporation and bylaws of new Eureka Financial Corp. The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the charter of old Eureka Financial Corp. and the articles of incorporation of new Eureka Financial Corp. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of new Eureka Financial Corp.’s articles of incorporation, which are summarized as informational proposals 2a and 2b, were approved as part of the process in which the board of directors of old Eureka Financial Corp. approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Old Eureka Financial Corp.’s shareholders are not being asked to approve these informational proposals at the annual meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of new Eureka Financial Corp.’s articles of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of new Eureka Financial Corp., if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Informational Proposal 2a — Approval of a Provision in new Eureka Financial Corp.’s Articles of incorporation Requiring a Supermajority Vote to Approve Certain Amendments to new Eureka Financial Corp.’s Articles of incorporation. No amendment of the charter of old Eureka Financial Corp. may be made unless it is first proposed by the board of directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of new Eureka Financial Corp. generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C of Article Sixth (limitation on common stock voting rights), Section B of Article Seventh (classification of board of directors and director terms), Section F of Article Eighth (amendment of bylaws) , Section J of Article Eighth (elimination of director and officer liability), and Article Tenth (amendment of articles of incorporation), must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the shareholders to the fullest extent allowed under Maryland law.

These limitations on amendments to specified provisions of new Eureka Financial Corp.’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of shareholders to amend those provisions, Eureka Bancorp, MHC, as the holder of a majority of the outstanding shares of old Eureka Financial Corp., currently can effectively block any shareholder proposed change to the charter.

This provision in new Eureka Financial Corp.’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where to ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of new Eureka Financial Corp. and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of a provision in new Eureka Financial Corp.’s articles of incorporation requiring a supermajority vote to approve certain amendments to new Eureka Financial Corp.’s articles of incorporation.

Informational Proposal 2b. — Approval of a Provision in new Eureka Financial Corp.’s Articles of incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of new Eureka Financial Corp.’s Outstanding Voting Stock. The articles of incorporation of new Eureka Financial Corp. provide that in no event shall any person who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter (the “10% limit”) be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. This 10% limit restriction does not apply if the beneficial owner’s ownership of shares in excess of the 10% limit was approved by a majority of unaffiliated directors. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (1) have the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options and (2) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of shareholders, and that are not otherwise beneficially, or deemed by new Eureka Financial Corp. to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to:

•	any director or officer acting solely in their capacities as directors and officers; or

•	any employee benefit plans of new Eureka Financial Corp. or any subsidiary or a trustee of a plan.

The charter of old Eureka Financial Corp. provides that, for a period of five years from the effective date of Eureka Bank’s minority stock offering, no person, other than Eureka Bancorp, MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of old Eureka Financial Corp. or any subsidiary.

This provision was in place for five years from old Eureka Financial Corp.’s minority stock offering that occurred in 1999. Accordingly, this provision is no longer in effect. This provision was intended to limit the ability of any person to acquire a significant number of shares of new Eureka Financial Corp. common stock and thereby gain sufficient voting control so as to cause new Eureka Financial Corp. to effect a transaction that may not be in the best interests of new Eureka Financial Corp. and its shareholders generally. This provision will not prevent a shareholder from seeking to acquire a controlling interest in new Eureka Financial Corp., but it did prevent a shareholder from voting more than 10% of the outstanding shares of common stock unless that shareholder had first persuaded the board of directors of the merits of the course of action proposed by the shareholder. The board of directors of new Eureka Financial Corp. believes that fundamental transactions generally should be first considered and approved by the board of directors as the board generally believes that it is in the best position to make an initial assessment of the merits of any such transactions and that the board of directors’ ability to make the initial assessment could be impeded if a single shareholder could acquire a sufficiently large voting interest so as to control a shareholder vote on any given proposal. This provision in new Eureka Financial Corp.’s articles of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most shareholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.

The board of directors recommends that you vote “FOR” the approval of a provision in new Eureka Financial Corp.’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Eureka Financial Corp.’s outstanding voting stock.

Proposal 3 — Election of Directors

The board of directors of old Eureka Financial Corp. consists of six members. The board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The board of directors’ nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified are Dennis P. McManus and Edward F. Seserko.

Unless you indicate otherwise on the proxy card, the board of directors intends that the proxies solicited by it will be voted for the election of the board’s nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the board of directors. At this time, the board of directors knows of no reason why any of the nominees might be unable to serve.

The board of directors recommends a vote “FOR” the election of Dennis P. McManus and Edward F. Seserko.

Information regarding the board of directors’ nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of September 30, 2010. The indicated period of service as a director includes the period of service as a director of Eureka Bank.

Board Nominees for Election of Directors

The following directors are nominees for election for term ending in 2014:

Dennis P. McManus is the Education and Advocacy Coordinator for the Greater Pittsburgh Community Food Bank and also works as a governmental relations consultant. Age 55. Director since 1997.

Mr. McManus’ strong ties to the community, through his work with the Greater Pittsburgh Community Food Bank and involvement in civic organizations, provides the board with valuable insight regarding the local business and consumer environment.

Edward F. Seserko is President and Chief Executive Officer of new Eureka Financial Corp., old Eureka Bancorp, MHC and Eureka Bank. Mr. Seserko has been employed by Eureka Bank since 1976 and has served in various positions with Eureka Bank since that time. Age 58. Director since 1986.

Mr. Seserko’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which Eureka Bank serves affords the board valuable insight regarding our business and operations. Mr. Seserko’s knowledge of all aspects of our business and history, combined with his success and strategic vision, position him well to continue to serve as our President and Chief Executive Officer.

Directors Continuing in Office

The following directors have terms ending in 2012:

Mark B. Devlin is the owner of T.B. Devlin Funeral Home in Pittsburgh, Pennsylvania. Age 59. Director since 1992.

Mr. Devlin’s background offers the board of directors substantial small company management experience, specifically within the region in which Eureka Bank conducts its business, and offers the board significant business experience from a setting outside of the financial services industry.

Paul M. Matvey is a certified public accountant and a shareholder of Schneider Downs Co., Inc., a public accounting firm headquartered in Pittsburgh, Pennsylvania. Age 57. Director since 1994.

As a certified public accountant, Mr. Matvey provides the board of directors with substantial experience regarding accounting and financial matters.

The following directors have terms ending in 2013:

Robert J. Malone is retired and was the former owner and Chief Executive Officer of Fidelity Insurance Agency, Inc. in Pittsburgh, Pennsylvania. He serves as the Chairman of the Board of Directors of old Eureka Financial Corp. and Eureka Bank. Age 84. Director since 1961.

Mr. Malone’s insurance background provides the board of directors with substantial management and leadership experience with respect to an industry that complements the financial services provided by Eureka Bank.

William F. Ryan is Chairman and Chief Executive Officer of Point Spring & Driveshaft Co., a transportation-related business in Pittsburgh, Pennsylvania. Age 57. Director since 1997.

Mr. Ryan’s background offers the board of directors substantial small company management experience, specifically within the region in which Eureka Bank conducts its business, and provides the board with valuable insight regarding the local business and consumer environment. In addition, Mr. Ryan offers the board significant business experience from a setting outside of the financial services industry.

Proposal 4 — Ratification of the Independent
Registered Public Accounting Firm

The Audit Committee of the board of directors has appointed ParenteBeard LLC to be old Eureka Financial Corp.’s independent auditors for the 2011 fiscal year, subject to ratification by shareholders. A representative of ParenteBeard LLC is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent auditors is not approved by a majority of the votes cast by shareholders at the annual meeting, the Audit Committee will consider other independent auditors.

The board of directors recommends that shareholders vote “FOR” the ratification of the appointment of independent auditors.

Proposal 5 — Adjournment of the Annual Meeting

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion at the time of the annual meeting, the plan of conversion may not be approved unless the annual meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by old Eureka Financial Corp. at the time of the annual meeting to be voted for an adjournment, if necessary, old Eureka Financial Corp. has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of old Eureka Financial Corp. recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the annual meeting, no notice of the adjourned annual meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the annual meeting of the hour, date and place to which the annual meeting is adjourned.

The board of directors recommends that you vote “FOR” the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the proposal to approve the plan of conversion.

Use of Proceeds

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Eureka Bank will reduce Eureka Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

							15% Above
	Minimum of		Midpoint of		Maximum of		Maximum of
	Offering Range		Offering Range		Offering Range		Offering Range
	680,000		800,000		920,000		1,058,000
	Shares at	Percent of	Shares at	Percent of	Shares at	Percent of	Shares at	Percent of
	$10.00	Net	$10.00	Net	$10.00	Net	$10.00	Net
	per Share	Proceeds	per Share	Proceeds	per Share	Proceeds	per Share	Proceeds
	(Dollars in thousands)

Offering proceeds	$6,800		$8,000		$9,200		$10,580
Less: offering expenses	(840)		(840)		(840)		(840)

Net offering proceeds	5,960	100.0%	7,160	100.0%	8,360	100.0%	9,740	100.0%
Less:
Proceeds contributed to Eureka Bank	(4,470)	75.0	(5,370)	75.0	(6,270)	75.0	(7,305)	75.0
Proceeds used for loan to employee stock ownership plan	(544)	9.1	(640)	8.9	(736)	8.8	(846)	8.7

Proceeds remaining for new Eureka Financial Corp.(1)	$946	15.9%	$1,150	16.1%	$1,354	16.2%	$1,589	16.3%

(1)	Does not include $225,000 of assets to be received from Eureka Bancorp, MHC.

We initially intend to invest the proceeds retained from the offering at new Eureka Financial Corp. in short-term investments, such as U.S. treasury and government agency securities and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and new Eureka Financial Corp.’s liquidity requirements. In the future, new Eureka Financial Corp. may liquidate its investments and use those funds:

•	to pay dividends to shareholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking as opportunities arise, primarily in or adjacent to our existing market areas; and

•	for general corporate purposes, including contributing additional capital to Eureka Bank.

Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following completion of the conversion and offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist. For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, see “Our Dividend Policy.”

Eureka Bank initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Eureka Bank, in short-term investments. Over time, Eureka Bank may use the proceeds that it receives from the offering:

•	to fund new loans;

•	to invest in securities;

•	to finance the possible expansion of its business activities, including developing new branch locations; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

We currently do not have any specific plans for any expansion or diversification activities that would require funds from this offering. Consequently, we currently anticipate that the proceeds of the offering contributed to Eureka Bank will be used to fund new loans. We expect that much of the loan growth will occur in our multi-family and commercial real estate portfolios, but we have not allocated specific dollar amounts to any particular area of our portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.

Except as described above, we have no specific plans for the investment of the proceeds of the offering and have not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Conversion and Offering — Reasons for the Conversion and Offering.”

Our Dividend Policy

Old Eureka Financial Corp. currently pays a cash dividend of $0.15 per quarter, which equals $0.60 on an annualized basis. After the conversion and offering, new Eureka Financial Corp. will continue to pay a cash dividend. However, in determining the amount of any dividends, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements and alternative uses for capital, the number of shares issued in the offering, industry standards and economic conditions. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

New Eureka Financial Corp. is subject to Maryland law, which generally permits a corporation to pay dividends on its common stock unless, after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than its total liabilities. Pursuant to Office of Thrift Supervision regulations, new Eureka Financial Corp. may not make a distribution that would constitute a return of capital during the three years following the completion of the conversion and offering.

New Eureka Financial Corp.’s ability to pay dividends may depend, in part, upon its receipt of dividends from Eureka Bank. Any payment of dividends by Eureka Bank to new Eureka Financial Corp. that would be deemed to be drawn out of Eureka Bank’s bad debt reserves would require the payment of federal income taxes by Eureka Bank at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation — Federal Income Taxation” and note 15 of the notes to consolidated financial statements included elsewhere in this proxy statement/prospectus. New Eureka Financial Corp. does not contemplate any distribution by Eureka Bank that would result in this type of tax liability.

Market for the Common Stock

The common stock of old Eureka Financial Corp. is currently quoted on the Over-the-Counter Bulletin Board under the symbol “EKFC.” Upon completion of the conversion and offering, the shares of common stock of new Eureka Financial Corp. will replace old Eureka Financial Corp.’s common stock. After the offering, we intend to have the common stock of new Eureka Financial Corp. quoted on the Over-the-Counter Bulletin Board. The shares of common stock of old Eureka Financial Corp. and those of new Eureka Financial Corp. represent different economic interests and will reflect the effects of different financial results of operations and financial condition. Consequently, the market prices of the common stock and the financial results of old Eureka Financial Corp. before the completion of the conversion and offering and the market prices of the common stock and the financial results of new Eureka Financial Corp. after completion of the conversion and offering will be different.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should recognize that there are risks involved in their investment and that there may be a limited trading market in the common stock.

The following table sets forth high and low sales prices for old Eureka Financial Corp.’s common stock and dividends paid per share for the periods indicated.

			Dividends
	High	Low	Paid per Share

Year Ending September 30, 2011:
Second Quarter (through January 11, 2011)	$14.00	$14.00	$—
First Quarter	20.00	13.25	0.15
Year Ended September 30, 2010:
Fourth Quarter	$20.00	$11.75	$0.15
Third Quarter	13.51	11.32	0.15
Second Quarter	12.00	11.27	0.15
First Quarter	12.00	10.56	0.15
Year Ended September 30, 2009:
Fourth Quarter	$12.00	$10.20	$0.15
Third Quarter	11.50	10.10	0.15
Second Quarter	14.00	10.25	0.15
First Quarter	20.00	14.00	0.15

At September 30, 2010, old Eureka Financial Corp. had approximately 253 shareholders of record, not including those who hold shares in “street name.” On the effective date of the conversion, all publicly held shares of old Eureka Financial Corp. common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of new Eureka Financial Corp. common stock determined pursuant to the exchange ratio. See “The Conversion and Offering — Share Exchange Ratio for Current Shareholders.” The above table reflects actual prices and has not been adjusted to reflect the exchange ratio. Options to purchase shares of old Eureka Financial Corp. common stock will be converted into options to purchase a number of shares of new Eureka Financial Corp. common stock adjusted pursuant to the exchange ratio, for the same aggregate exercise price.

Capitalization

The following table presents the historical capitalization of old Eureka Financial Corp. at September 30, 2010 and the capitalization of new Eureka Financial Corp. reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the 1999 Stock Option Plan or the proposed new equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We must sell a minimum of 680,000 shares to complete the offering. The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto beginning at page F-1.

		Pro Forma Capitalization Based Upon the Sale of
					15% Above
		Minimum of	Midpoint of	Maximum of	Maximum of
		Offering Range	Offering Range	Offering Range	Offering Range
		680,000	800,000	920,000	1,058,000
	At	Shares at	Shares at	Shares at	Shares at
	September 30,	$10.00	$10.00	$10.00	$10.00
	2010	per Share	per Share	per Share	per Share
	(Dollars in thousands)

Deposits(1)	$111,044	$111,044	$111,044	$111,044	$111,044
Borrowings	1,000	1,000	1,000	1,000	1,000

Total deposits and borrowed funds	$112,044	$112,044	$112,044	$112,044	$112,044

Stockholders’ equity:
Preferred stock:
1,000,000 shares, $0.01 par value per share authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock:
10,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding(2)	138	12	14	16	18
Additional paid-in capital	6,349	12,435	13,633	14,831	16,209
Retained earnings(3)	9,111	9,111	9,111	9,111	9,111
Mutual holding company capital consolidation	—	225	225	225	225
Accumulated comprehensive income, net	—	—	—	—	—
Less:
Treasury stock	(1,469)	(1,469)	(1,469)	(1,469)	(1,469)
Common stock acquired by employee stock ownership plan(4)	—	(544)	(640)	(736)	(846)
Common stock to be acquired by equity incentive plan(5)	—	(272)	(320)	(368)	(423)

Total stockholders’ equity	$14,129	$19,498	$20,554	$21,610	$22,825

Total stockholders’ equity as a percentage of total assets	11.10%	14.70%	15.37%	16.03%	16.78%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.

(2)	Reflects total issued and outstanding shares of 1,174,461, 1,381,719, 1,588,976 and 1,827,323 at the minimum, midpoint, maximum, and 15% above the maximum of the offering range, respectively.

(3)	Retained earnings are restricted by applicable regulatory capital requirements.

(4)	Assumes that 8.0% of the common stock sold in the offering will be acquired by the employee stock ownership plan with funds borrowed from new Eureka Financial Corp. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and, accordingly, is reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur. Since the funds are borrowed from new Eureka Financial Corp., the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of new Eureka Financial Corp. See “Executive Compensation — Benefit Plans — Employee Stock Ownership Plan.”

(5)	Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 4.0% of the shares of common stock sold in the offering. The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to shareholders for approval at a meeting following the offering. See “Risk Factors — Issuance of shares for benefit programs may dilute your ownership interest,” “Pro Forma Data” and “Executive Compensation — Equity Plans — Future Equity Incentive Plan.”

Regulatory Capital Compliance

At September 30, 2010, Eureka Bank exceeded all regulatory capital requirements and was considered a “well-capitalized” bank. The following table presents Eureka Bank’s capital position relative to its regulatory capital requirements at September 30, 2010, on a historical and a pro forma basis. The table reflects receipt by Eureka Bank of 75% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan has been deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to Eureka Bank, see “Regulation and Supervision — Federal Banking Regulation — Capital Requirements.”

			Pro Forma at September 30, 2010
									15% Above
			Minimum of		Midpoint of		Maximum of		Maximum of
			Offering Range		Offering Range		Offering Range		Offering Range
			680,000 Shares		800,000 Shares		920,000 Shares		1,058,000 Shares
	Historical at		at $10.00 per		at $10.00 per		at $10.00 per		At $10.00 per
	September 30, 2010		Share		Share		Share		Share
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
	Amount	Assets(1)	Amount	Assets	Amount	Assets	Amount	Assets	Amount	Assets
	(Dollars in thousands)

Total equity under generally accepted accounting principles	$13,841	10.97%	$17,495	13.28%	$18,251	13.76%	$19,007	14.23%	$19,877	14.77%
Less: disallowed assets	1,102		1,102		1,102		1,102		1,102

Tangible capital	$12,739		$16,393		$17,149		$17,905		$18,775

Tangible capital:
Actual	$12,739	10.10%	$16,393	12.55%	$17,149	13.04%	$17,905	13.52%	$18,775	14.06%
Requirement	1,893	1.50	1,960	1.50	1,973	1.50	1,987	1.50	2,002	1.50

Excess	$10,846	8.60%	$14,433	11.05%	$15,176	11.54%	$15,918	12.02%	$16,773	12.56%

Core capital:
Actual	$12,739	10.10%	$16,393	12.55%	$17,149	13.04%	$17,905	13.52%	$18,775	14.06%
Requirement	5,048	4.00	5,226	4.00	5,262	4.00	5,208	4.00	5,340	4.00

Excess	$7,691	6.10%	$11,167	8.55%	$11,887	9.04%	$12,607	9.52%	$13,435	10.06%

Tier 1 risk-based capital:
Actual(2)	$12,739	15.30%	$16,393	19.48%	$17,149	20.33%	$17,905	21.18%	$18,775	22.16%
Requirement	3,331	4.00	3,367	4.00	3,374	4.00	3,381	4.00	3,389	4.00

Excess	$9,408	11.30%	$13,026	15.48%	$13,775	16.33%	$14,524	17.18%	$15,386	18.16%

Total risk-based capital:
Actual(2)	$13,644	16.39%	$17,298	20.55%	$18,054	21.41%	$18,810	22.25%	$19,680	23.23%
Requirement	6,662	8.00	6,733	8.00	6,748	8.00	6,762	8.00	6,778	8.00

Excess	$6,982	8.39%	$10,565	12.55%	$11,306	13.41%	$12,048	14.25%	$12,902	15.23%

Reconciliation of capital contributed to Eureka Bank:
Net proceeds contributed to Eureka Bank			$4,470		$5,370		$6,270		$7,305
Less common stock acquired by ESOP			(544)		(640)		(736)		(846)
Less common stock acquired by equity incentive plan			(272)		(320)		(368)		(423)

Pro forma increase in GAAP and regulatory capital			$3,654		$4,410		$5,166		$6,036

(1)	Tangible and core capital levels are shown as a percentage of adjusted total assets of $126.2 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $83.3 million.

(2)	Pro forma amounts and percentages include capital contributed to Eureka Bank from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

Pro Forma Data

The following tables illustrate the pro forma impact of the conversion and offering on our net loss and stockholders’ equity based on the sale of common stock at the minimum, the midpoint, the maximum and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions, although actual expenses may vary from these estimates:

•	Our employee stock ownership plan will purchase a number of shares equal to 8.0% of the shares sold in the offering with a loan from new Eureka Financial Corp. that will be repaid in equal installments over 10 years;

•	Sandler O’Neill & Partners, L.P. will receive an aggregate management fee of $150,000 and will be reimbursed for all reasonable out of pocket expenses, including attorney’s fees, up to a maximum of $75,000; and

•	Total expenses of the offering, excluding fees and reimbursable expenses paid to Sandler O’Neill & Partners, L.P., will be approximately $615,000.

Pro forma net income for the year ended September 30, 2010 has been calculated as if the offering were completed at the beginning of each period, and the net proceeds had been invested at 0.42%, which represents the rate of the two-year United States Treasury security. We believe that the rate of the two-year United States Treasury security represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Office of Thrift Supervision regulations.

A pro forma after-tax return of 0.26% is used for the year ended September 30, 2010, after giving effect to a combined federal and state income tax rate of 38.0%. The actual rate experienced by new Eureka Financial Corp. may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•	Since funds on deposit at Eureka Bank may be withdrawn to purchase shares of common stock, those funds will not result in the receipt of new funds for investment. The pro forma tables do not reflect withdrawals from deposit accounts.

•	Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•	Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to shareholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Eureka Bank’s special bad debt reserves for income tax purposes or liquidation accounts, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

The following pro forma data, which is based on old Eureka Financial Corp.’s stockholders’ equity at September 30, 2010 and net income for the year ended September 30, 2010, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data relies exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data does not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we were to be liquidated after the conversion.

At or For the Year Ended September 30, 2010

15% Above
Minimum of	Midpoint of	Maximum of	Maximum of
Offering	Offering	Offering	Offering
Range	Range	Range	Range
680,000	800,000	920,000	1,058,000
Shares at	Shares at	Shares at	Shares at
$10.00 per	$10.00 per	$10.00 per	$10.00 per
Share	Share	Share	Share
(Dollars in thousands, except per share amounts)

Gross proceeds	$6,800	$8,000	$9,200	$10,580
Plus: shares issued in exchange for shares of old Eureka Financial Corp.	4,945	5,817	6,690	7,693

Pro forma market capitalization	$11,745	$13,817	$15,890	$18,273

Gross proceeds	$6,800	$8,000	$9,200	$10,580
Less: estimated expenses	(840)	(840)	(840)	(840)

Estimated net proceeds	5,960	7,160	8,360	9,740
Less: common stock acquired by employee stock ownership plan(1)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by equity incentive plan(2)	(272)	(320)	(368)	(423)
Assets acquired from mutual holding company	225	225	225	225

Net proceeds	$5,369	$6,425	$7,481	$8,696
Pro Forma Net Income:
Pro forma net income:
Historical	$719	$719	$719	$719
Pro forma income on net proceeds	14	17	19	23
Less: pro forma employee stock ownership plan expense(1)	(34)	(40)	(46)	(52)
Less: pro forma restricted stock award expense(2)	(34)	(40)	(46)	(52)
Less: pro forma stock option expense(3)	(17)	(20)	(23)	(26)

Pro forma net income	$648	$636	$623	$611
Pro forma net income per share:
Historical	$0.64	$0.54	$0.47	$0.41
Pro forma income on net proceeds	0.01	0.01	0.01	0.01
Less: pro forma employee stock ownership plan expense(1)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma restricted stock award expense(2)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma stock option expense(3)	(0.02)	(0.02)	(0.02)	(0.01)

Pro forma net income per share	$0.57	$0.47	$0.40	$0.35
Offering price as a multiple of pro forma net income per share	17.2	x	20.8	x	24.4	x	28.6	x
Number of shares used to calculate pro forma net income per share(4)	1,125,501	1,324,119	1,522,736	1,751,147

				15% Above
	Minimum of	Midpoint of	Maximum of	Maximum of
	Offering	Offering	Offering	Offering
	Range	Range	Range	Range
	680,000	800,000	920,000	1,058,000
	Shares at	Shares at	Shares at	Shares at
	$10.00 per	$10.00 per	$10.00 per	$10.00 per
	Share	Share	Share	Share
	(Dollars in thousands, except per share amounts)

Pro Forma Stockholders’ equity:
Pro forma stockholders’ equity (book value):
Historical	$14,129	$14,129	$14,129	$14,129
Assets received from mutual holding company	225	225	225	225
Estimated net proceeds	5,960	7,160	8,360	9,740
Less: common stock acquired by employee stock ownership plan(1)	(544)	(640)	(736)	(846)
Less: common stock to be acquired by equity incentive plan(2)	(272)	(320)	(368)	(423)

Pro forma stockholders’ equity	$19,498	$20,554	$21,610	$22,825
Pro forma stockholders’ equity per share:
Historical	$12.03	$10.23	$8.89	$7.73
Assets received from mutual holding company	0.19	0.16	0.14	0.12
Estimated net proceeds	5.07	5.18	5.26	5.33
Less: common stock acquired by employee stock ownership plan(1)	(0.46)	(0.46)	(0.46)	(0.46)
Less: common stock to be acquired by equity incentive plan(2)	(0.23)	(0.23)	(0.23)	(0.23)

Pro forma stockholders’ equity per share	$16.60	$14.88	$13.60	$12.49
Offering price as a percentage of pro forma stockholders’ equity per share	60.2%	67.2%	73.5%	80.1%
Number of shares used to calculate pro forma stockholders’ equity per share(4)	1,174,461	1,381,719	1,588,976	1,827,323

(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 8.0% of the shares sold in the offering (54,400, 64,000, 73,600 and 84,640 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the proceeds retained by new Eureka Financial Corp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 3.25%, which will be fixed at the time of the offering and be for a term of 10 years. Eureka Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares 1/10 of the total, based on a 10-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of the pro forma tables, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater. See “Executive Compensation — Benefit Plans — Employee Stock Ownership Plan.”

(2)	Assumes that new Eureka Financial Corp. will purchase in the open market a number of shares of common stock equal to 4.0% of the shares sold in the offering (27,200, 32,000, 36,800 and 43,320 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively), that will be reissued as restricted stock awards under a new equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at new Eureka Financial Corp. or with dividends paid to new Eureka Financial Corp. by Eureka Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by up to approximately 2.26%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of new Eureka Financial Corp. common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 38.0%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(3)	The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the new equity incentive plan to be adopted following the offering. If the new equity incentive plan is approved by shareholders, a number of shares equal to 10.0% of the number of shares sold in the offering (68,000, 80,000, 92,000 and 105,800 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Compensation cost relating to share-based payment transactions will be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $1.99 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 3.0%; expected life, 10 years; expected volatility, 23.10%; and risk-free interest rate, 2.53%. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over the vesting period so that 20% of the value of the options awarded was an amortized expense during each year, that all of the options awarded are non-qualified options and that the combined federal and state income tax rate was 38.0%. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by up to approximately 5.47%.

(4)	The number of shares used to calculate pro forma net income per share is equal to the number of shares sold in the offering less the number of shares purchased by the employee stock ownership plan not committed to be released within the one year period following the offering as adjusted to effect a weighted average over the period. The total number of shares to be outstanding upon completion of the conversion and offering includes the number of shares sold in the offering plus the number of shares issued in exchange for outstanding shares of old Eureka Financial Corp. common stock held by persons other than

Eureka Bancorp, MHC. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering. Earnings per share calculations for the year ended September 30, 2010 assume shares issued and outstanding of 1,174,461, 1,381,719, 1,588,976, 1,827,323 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, less the number of shares purchased by the employee stock ownership plan (54,400, 64,000, 73,600, 84,640 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), excluding those that are released based on a straight line basis over a 10-year period (5,440, 6,400, 7,360, 8,464 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), resulting in employee stock ownership plan shares that have not been committed to be released during the period of 48,960, 57,600, 66,240, 76,176 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

Our Business

General

In 1999, Eureka Bank reorganized into a stock savings bank with a mutual holding company structure and sold a minority interest in Eureka Bank common stock to our depositors and our former employee stock ownership plan in a subscription offering. In 2003, we established old Eureka Financial Corp. as a mid-tier holding company for Eureka Bank and all of the outstanding shares of Eureka Bank common stock were exchanged for shares of old Eureka Financial Corp.

Old Eureka Financial Corp.’s business activities consist of the ownership of Eureka Bank’s capital stock. Old Eureka Financial Corp. does not own or lease any property. Instead, it uses the premises, equipment and other property of Eureka Bank. Accordingly, the information set forth in this proxy statement/prospectus, including the consolidated financial statements and related financial data, relates primarily to Eureka Bank. As a federally chartered savings and loan holding company, old Eureka Financial Corp. is currently subject to the regulation of the Office of Thrift Supervision.

Eureka Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market areas. Eureka Bank attracts deposits from the general public and uses those funds to originate one-to four-family real estate, multi-family and commercial real estate, commercial loans and lines of credit, construction and consumer loans, which Eureka Bank generally holds for investment, and to purchase commercial leases. Eureka Bank also maintains an investment portfolio. Eureka Bank is currently regulated by the Office of Thrift Supervision and our deposits are insured up to applicable legal limits under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. Eureka Bank is also a member of the Federal Home Loan Bank of Pittsburgh.

Eureka Bank’s website address is www.eurekabancorp.com. Information on our website should not be considered a part of this proxy statement/prospectus.

Market Area

We are headquartered in Pittsburgh, Pennsylvania, which is located in Allegheny County in southwestern Pennsylvania. We maintain two offices in the Oakland and Shaler sections in the Pittsburgh metropolitan area, which we consider to be our primary market area. Our market area has a broad range of private employers, and has changed its focus from heavy industry to more specialized industries, including technology, health care, education and finance service providers. Allegheny County, Pennsylvania is the headquarters for several Fortune 500 companies, including H.J. Heinz, USX Corporation and Alcoa Inc. The largest employers in the Pittsburgh metropolitan area, the population of which was estimated to be approximately 2,354,957 in 2009, include the United States government, the Commonwealth of Pennsylvania, the University of Pittsburgh Medical Center and the University of Pittsburgh. Seven colleges and universities are located in the greater Pittsburgh area.

Our market area did not fully benefit from the national economic expansion nor has our market area been as negatively impacted as other parts of the country during the current economic recession. As a result of the recession, the national unemployment rate increased to over 10% and real estate prices across the country have declined substantially in many markets. Our market area is not insulated from the impact of the economic downturn. While still dramatically higher than a couple of years ago, our market area’s unemployment rates have generally fared slightly better than Pennsylvania and nationally. As of September 2010, U.S. Department of Labor statistics reflected that Allegheny County had an unemployment rate of 7.3% compared to Pennsylvania and national unemployment rates of 8.1% and 9.2%, respectively.

According to published statistics, the median sales price for existing single family homes in the Pittsburgh metropolitan area decreased from $120,700 in 2007 to $118,900 in 2009. The median sales price for existing homes in the United States also decreased from $217,900 in 2007 to $172,100 in 2009. As can be seen from the above data, home prices in the Pittsburgh metropolitan area have been and continue to be below the national average, which makes home ownership more affordable for customers in our market area.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the numerous financial institutions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. As of June 30, 2010, the most recent date for which information is available, we held 0.19% of the deposits in Allegheny County, in which both of our offices are located. In addition, larger banks such as PNC Bank, Citizens Bank, Dollar Bank, First Niagara Bank and First Commonwealth Bank, also operate in our market areas. These institutions are significantly larger than we are and, therefore, have greater resources.

Our competition for loans comes primarily from financial institutions in our market areas, and, to a lesser extent, from other financial service providers such as mortgage companies, mortgage brokers and credit unions. Competition for loans also comes from non-depository financial service companies entering the mortgage and commercial lending markets such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

Lending Activities

General.  We generally originate loans for investment. The largest segments of our loan portfolio are one- to four-family residential real estate loans, multi-family and commercial real estate loans. In addition, we regularly purchase commercial leases with shorter maturities than traditional one- to four-family residential loans from an unrelated third party. To a lesser extent, we also offer construction and consumer loans, including home equity loans and lines of credit. We have not originated or targeted subprime loans in our portfolio.

One- to Four-Family Residential Real Estate Loans.  The largest segment of our loan portfolio is one- to four-family residential real estate loans, which enable borrowers to purchase or refinance existing homes secured by properties located in our primary market area. A majority of our residential mortgage loans are secured by owner occupied residences located in our primary market area. However, a significant percentage of our residential mortgage loans are secured by non-owner occupied residences housing college and graduate students in the immediate area surrounding our Oakland branch office, which is located adjacent to the University of Pittsburgh and Carnegie Mellon University campuses. We generally offer only fixed-rate one- to four-family residential real estate loans, with terms of up to 30 years for owner-occupied properties and terms of up to 15 years for non-owner-occupied properties. Loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. We generally retain all of our one-to four-family residential real estate loans and do not sell any such loans into the secondary market.

While one- to four-family residential real estate loans are normally originated with terms of up to 30 years, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make one- to four-family fixed rate residential loans with loan-to-value ratios exceeding 80% of the lesser of the appraised value or purchase price at the time the loan is originated. However, we have the ability to originate one- to four-family residential loans of up to 95% of the value of properties located in our primary market area for qualified first-time home buyers and do not require private mortgage insurance on these loans. At September 30, 2010, we had no residential loans with a loan-to-value ratio exceeding 95% at the time of origination. We require properties securing mortgage loans to be appraised by an independent appraiser approved by us. In addition, we generally require title insurance on all first mortgage loans. Borrowers must also generally obtain hazard insurance, and flood insurance for loans on properties located in a flood zone, before closing the loan. We generally retain all of our one- to four-family residential mortgage loans. Our one- to four-family residential mortgage loans also generally include due-on-sale clauses, which permit us to deem a loan immediately due and payable in the event the borrower transfers ownership of the property securing the loan without our consent.

At September 30, 2010, our largest outstanding one- to four-family residential real estate loan had an outstanding balance of $688,000 and was secured by a single-family dwelling located in the Pittsburgh metropolitan area. This loan was performing accordance with its contractual terms at September 30, 2010.

Multi-Family and Commercial Real Estate Loans.  We purchase participation interests in and, to a lesser extent originate, fixed-rate and adjustable-rate mortgage loans secured by multi-family and commercial real estate to individuals and small businesses in our primary market areas. Our multi-family and commercial real estate loans are generally secured by apartment buildings, as well as office and retail space.

We originate multi-family and commercial real estate loans with terms of up to 20 years. These loans are typically repaid, or their terms are extended, before maturity, in which case a new rate is negotiated to meet market conditions and an extension of the loan is executed for a new term with a new amortization schedule. Loans are secured by first mortgages that generally do not exceed 75% of the property’s appraised value. We require all properties securing multi-family and commercial real estate loans to be appraised by an independent licensed appraiser approved by us. Many multi-family and commercial real estate loans also are supported by personal guarantees.

Interest rates and payments on our adjustable-rate multi-family and commercial real estate loans generally adjust after an initial fixed period of five years with balloon payments due upon maturity. Interest rates and payments on our adjustable-rate loans generally are based on the five-year Treasury Index.

At September 30, 2010, our largest outstanding multi-family or commercial real estate loan was a participation interest of $2.1 million secured by an apartment building located in the Pittsburgh metropolitan area. This loan was performing in accordance with its contractual terms at September 30, 2010.

Commercial Leases and Lines of Credit.  We purchase, through an unrelated party with whom we have worked for the past twelve years, commercial leases with adjustable-rate features or fixed-rate loans with shorter maturities than traditional one- to four-family residential mortgage loans. The commercial leases we purchase generally have a two to seven year amortization period and the balances on these loans generally range from $25,000 to $1.0 million. At September 30, 2010, our largest aggregate exposure to one commercial lease borrower was $1.4 million. The commercial leases comprising this relationship were made to a borrower located in the Pittsburgh metropolitan area and are secured by school buses. To a significantly lesser extent, we also make comparable commercial leases to qualified borrowers. At September 30, 2010, our originated commercial leases totaled $1.1 million. Our purchased commercial leases, which totaled $15.1 million at September 30, 2010, are originated by a leasing corporation that services the loans and remits payments from the borrowers to us. These loans are generally secured by, among other things, equipment, machinery, computers, medical devices and school buses, and some are personally guaranteed by the lessor. We generally maintain a first lien on the collateral securing the loans. Our commercial leases are primarily made to tool and die companies, hospitals, universities, machine tool shops and schools. These leases generally have higher loan-to-value ratios than residential mortgages and repayment is typically dependent upon the success of the borrower’s business.

We also originate adjustable-rate commercial lines of credit to business customers with interest rates based on the prime rate, as published in the Wall Street Journal. Our commercial lines of credit permit borrowers to make monthly interest only payments and are generally secured by commercial, investment or residential real estate and accounts receivable. At September 30, 2010, the outstanding balance of our commercial lines of credit was $4.0 million, with $4.1 million remaining in available credit.

Construction Loans.  We make construction loans primarily for the construction of one- to four-family residential dwellings in our primary market area. Our construction loans made to developers generally require the payment of interest at fixed rates during the construction period (typically up to two years) and payment of the principal in full at the end of the construction period. Loans made to individual property owners are structured to provide both construction and permanent financing. With respect to these loans, borrowers pay interest only during the construction period (typically up to six months).

At September 30, 2010, our largest outstanding residential construction loan had an outstanding balance of $887,000 and was secured by a single-family dwelling located in the Pittsburgh metropolitan area. This loan was performing in accordance with its contractual terms at September 30, 2010.

Consumer Loans.  To a lesser extent, we also offer a variety of consumer loans, including home equity loans, lines of credit and home improvement loans. The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. We offer fixed-rate home equity loans to applicants who maintain owner-occupied or single-family dwellings. Generally, the amount of the home equity loan is based on the total indebtedness of the property and, when combined with the first mortgage loan on the property, will not exceed 80% of the appraised value of the property. We also offer home equity lines of credit with maximum line amounts of $100,000 and minimum line amounts of $10,000. In addition, we offer unsecured improvement and share and passbook loans to qualifying borrowers. At September 30, 2010, we had a total of $170,000 in unsecured consumer loans.

Loan Underwriting Risks

Multi-Family and Commercial Real Estate Loans.  Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors to provide annual financial statements and/or tax returns. In reaching a decision on whether to make a multi-family or commercial real estate loan, we consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of not less than 1.05x. Environmental screens, surveys and inspections are obtained when circumstances suggest the possibility of the presence of hazardous materials. Further, in connection with our ongoing monitoring of the loan, we typically will review the property, the underlying loan and guarantors annually.

In addition, because we offer adjustable-rate multi-family and commercial real estate loans, the increased payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability and collateral value of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial Leases and Lines of Credit.  Due to their generally shorter terms, lease loans produce high yields and enhance our asset/liability management program by reducing our exposure to interest rate risk changes. However, these loans may entail significant additional credit risk compared to owner-occupied residential mortgage lending since repayment is generally contingent upon the success of the borrower’s business. In addition, it is generally more difficult to repossess and ascertain the value of collateral securing commercial lease loans than it is to repossess and ascertain the value of real estate securing residential mortgage loans.

Construction Loans.  Construction lending is generally considered to involve a higher level of credit risk than one- to four-family residential lending since the risk of loss on construction loans is dependent largely upon the accuracy of the initial estimate of the individual property’s value upon completion of the project and the estimated cost (including interest) of the project. If the cost estimate proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project.

Consumer Loans.  Consumer loans that are not secured by real estate may entail greater risk than residential mortgage loans do. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower’s continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Sales and Participations.  Loan originations come from a number of sources. The primary source of loan originations is existing customers, walk-in traffic, advertising, referrals from customers and loans originated by our commercial relationship managers.

At September 30, 2010, we were a participating lender on 11 loan relationships with one local financial institution totaling $7.3 million, which are secured primarily by commercial real estate. These loans are being serviced by the lead lender. We expect to continue to purchase similar participation interests when such opportunities meet our investment returns and risk parameters. On these participation interests, we generally perform our own underwriting analysis before purchasing such loans and therefore believe there should not be a greater risk of default on these obligations. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. In assessing whether to participate, we require a review of all of the documentation relating to any loan in which we participate, including any annual financial statements provided by a borrower. Additionally, we require periodic updates on the loan from the lead lender.

From time to time we will also sell participation interests in loans where we are the lead lender and servicer. At September 30, 2010, we were the lead lender on one loan relationship totaling $3.3 million, of which we owned $2.1 million and serviced $1.2 million for another bank. We expect in the future that we will continue to sell participation interests to local financial institutions, primarily with respect to commercial real estate loans that approach or exceed our lending limits.

Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Our President and Chief Executive Officer generally has the authority to approve all commercial and residential real estate loans and commercial leases of up to $250,000. Our board of directors or our loan committee, which consists of our President and Chief Executive Officer and three members of our board of directors, ratifies all loans made by our President and Chief Executive Officer. Our loan committee or board of directors approves all loans over the $250,000 limit.

Loans to One Borrower.  The maximum amount we may lend to one borrower and the borrower’s related entities generally is limited by regulation to 15% of our stated capital and reserves. At September 30, 2010, our general regulatory limit on loans to one borrower was approximately $2.1 million. At that date, our largest lending relationship consisted of two loans totaling $2.1 million, which were primarily secured by commercial real estate. These loans were performing in accordance with their contractual terms at September 30, 2010. As a result of the capital raised in the offering, our loans to one borrower limit will increase to $2.9 million based on the sale of 800,000 shares at the midpoint of the offering range.

Loan Commitments.  We issue commitments for mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our mortgage loan commitments expire within 60 days.

Investment Activities

The board of directors reviews and approves our investment policy annually. Our investment policy is structured to provide management with the criteria for maintaining our investment portfolio, as well as satisfying applicable regulatory requirements, and is designed to allow investment in securities that will bring an acceptable rate of return while at the same time minimize credit and interest rate risk. The board of directors reviews investment transactions and monitors the composition and performance of our investment portfolio on a monthly basis.

Our investment policy requires us to maintain a portfolio with a 100 basis point spread over the current passbook rate. We have authority to invest in various types of liquid assets, including U.S. Treasury obligations, mortgage backed securities, mortgage derivative securities and stocks, municipal bonds, mutual funds and debentures which are backed by government related agencies. However, we had no investments in mortgage derivative securities at September 30, 2010 and currently have no intention of purchasing theses types of securities. We also are required to maintain an investment in Federal Home Loan Bank of Pittsburgh stock.

Our investment policy requires that all mortgage derivative securities purchased by Eureka Bank must meet stringent criteria so as not to be classified as high risk. This includes the testing, before purchase, of the average life or price volatility to ensure that it is not in excess of a benchmark fixed rate 30-year mortgage-backed pass through security. Management is also required to conduct subsequent semi-annual tests to measure the continued degree of possible risk. In addition, management must review the financial statements of all security firms prior to an initial investment by Eureka Bank and on an annual basis thereafter to ensure that the firm has the ability to honor its commitments.

At September 30, 2010, our investment portfolio had an amortized cost of $10.5 million and a fair value of $10.6 million and consisted primarily of government agency debentures.

Deposit Activities and Other Sources of Funds

General.  Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions.

Deposit Accounts.  Substantially all of our depositors are residents of the Commonwealth of Pennsylvania. We attract deposits in our primary market area through advertising and through the offering of a broad selection of deposit instruments, including non-interest-bearing demand accounts (such as checking accounts), interest-bearing accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. At September 30, 2010, we had two customers with deposit balances totaling $1.4 million invested through the Certificate of Deposit Account Registry Service (“CDARS”). CDARS deposits, which are generally offered to in-market retail and commercial customers, offer our customers the ability to receive Federal Deposit Insurance Corporation insurance on deposits up to $50.0 million. At September 30, 2010, we did not maintain any brokered deposits other than these CDARS deposits. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing on a monthly basis. Our current strategy is to offer competitive rates and to be in the middle to top third of the market for rates on a variety of retail and business deposit products.

Borrowings.  We utilize borrowings from the Federal Home Loan Bank of Pittsburgh to provide additional liquidity, aside from deposits, to fund our loans and investments. As of September 30, 2010, we had outstanding borrowings of $1.0 million with the Federal Home Loan Bank.

The Federal Home Loan Bank functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally mortgage related securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

Properties

We currently conduct business through our two full-service banking offices in Pittsburgh. We own our main office and lease our Shaler office. The lease expires in 2017. The net book value of the land, buildings, furniture, fixture and equipment owned by us was $1.4 million at September 30, 2010.

Personnel

As of September 30, 2010, we had nineteen full-time employees and four part-time employees. We believe our relationship with our employees is good.

Legal Proceedings

We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

The only subsidiary of old Eureka Financial Corp. is Eureka Bank. Eureka Bank has no subsidiaries.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated balance sheets as of September 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2010, that appear at the end of this proxy statement/prospectus.

General Overview

We conduct community banking activities by accepting deposits and making loans in our primary market area. Our lending products include residential mortgage loans, multi-family and commercial real estate loans and, to a lesser extent, commercial lines of credit, construction and consumer loans. We also purchase, through an unrelated third party, commercial leases. In addition, we maintain an investment portfolio consisting primarily of government agency debentures to help manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits and, to a lesser extent, collateralized borrowings from the Federal Home Loan Bank of Pittsburgh.

Income.  Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Our net interest income is affected by a variety of factors, including the mix of interest-earning assets in our portfolio and changes in levels of interest rates. Growth in net interest income is dependent upon our ability to prudently manage the balance sheet for growth, combined with how successfully we maintain or increase net interest margin, which is net interest income as a percentage of average interest-earning assets.

A secondary source of income is non-interest income, or other income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts).

Provision for Loan Losses.  The allowance for loan losses is maintained at a level representing management’s best estimate of known and inherent losses in the loan portfolio, based upon management’s evaluation of the portfolio’s collectability. The allowance is established through the provision for loan losses, which is charged against income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

Expenses.  The non-interest expense we incur in operating our business consists of salaries and benefits expenses, occupancy expenses, computer costs, professional fees, Federal Deposit Insurance Corporation premiums and various other miscellaneous expenses.

Our largest non-interest expense is for salaries and benefits, which consists primarily of salaries and wages paid to our employees, payroll taxes, expenses for health insurance, retirement plans, director and committee fees and other employee benefits, including employer 401(k) plan contributions.

Occupancy expenses include the fixed and variable costs of buildings such as depreciation charges, maintenance, real estate taxes and costs of utilities. Depreciation of premises is computed using the straight-line method based on the useful lives of the related assets, which range from five to 50 years for buildings and premises. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

Computer costs include fees paid to our third-party data processing service and ATM expense.

Professional fees include fees paid to our independent auditors and attorneys.

Federal Deposit Insurance Corporation assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC increased its assessment rates for 2009 and charged a special assessment to increase the balance of the insurance fund. Our special assessment amounted to $46,000.

Other non-interest expense includes expenses for stationery, printing, marketing, supplies, telephone, postage, insurance premiums and other fees and expenses.

Our Business Strategy

The following are the key elements of our business strategy:

•	Improve earnings through continued loan diversification. Historically, we have emphasized the origination of residential mortgage loans secured by homes in our market area. A majority of our residential mortgage loans are secured by owner occupied residences located in our primary market area. However, a significant percentage of our residential mortgage loans are secured by non-owner occupied residences housing college and graduate students in the immediate area surrounding our Oakland branch office, which is located adjacent to the University of Pittsburgh and Carnegie Mellon University campuses. In addition, we have also emphasized the purchase and, to a lesser extent, origination of commercial leases and lines of credit. Going forward, we intend to continue to emphasize loan diversification as a means of improving our earnings, as commercial leases and lines of credit generally have higher interest rates than residential mortgage loans. Another benefit of commercial lending is that it improves the interest rate sensitivity of our interest-earning assets because commercial loans typically have shorter terms than residential mortgage loans and frequently have variable interest rates.

•	Use conservative underwriting practices to maintain asset quality. We have sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards that we believe are conservative. Non-performing loans and accruing loans delinquent 90 days or more were 0.06% and 0.16% of our total loan portfolio at September 30, 2010 and 2009, respectively. Although we intend to continue our efforts to originate commercial real estate and business loans after the offering, we intend to continue our philosophy of managing lending risks through our conservative approach to lending.

•	Improve our funding mix by marketing core deposits. Core deposits (demand, money market and savings accounts) comprised 40.6% of our total deposits at September 30, 2010. We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit.

•	Actively manage our balance sheet. The current severe economic recession has underscored the importance of a strong balance sheet. We strive to achieve this through managing our interest rate risk and maintaining strong capital levels and liquidity. In addition, our diverse loan mix improves our net interest margin and reduces the exposure of our net interest income and earnings to interest rate fluctuations. We will continue to manage our interest rate risk by maintaining the diversification in our loan portfolio and monitoring the maturities in our deposit portfolio. Moreover, it is expected that existing minimum regulatory capital ratios may be increased by regulatory agencies in response to current market conditions and the recession. However, we anticipate that we will continue to exceed any such increase in minimum regulatory capital ratios.

•	Continued expense control. Management continues to focus on the level of non-interest expense and methods to identify cost savings opportunities, such as reviewing the number of employees, renegotiating key third-party contracts and reducing certain other operating expenses. Excluding premiums imposed by the Federal Deposit Insurance Corporation of $116,000 and $192,000 for the years ended September 30, 2010 and 2009, respectively, our efficiency ratio was 60.81% and 64.86% for the years ended September 30, 2010 and 2009, respectively.

Critical Accounting Policies

The discussion and analysis of old Eureka Financial Corp.’s financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Allowance for Loan Losses.  The allowance for loan losses is maintained at a level representing management’s best estimate of known and inherent losses in the loan portfolio, based on management’s evaluation of the portfolio’s collectability. The allowance is established through the provision for loan losses, which is charged against income. Management estimates the allowance balance required using loss experience in particular segments of the portfolio, the size and composition of the loan portfolio, trends and absolute levels of non-performing loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs by particular segments and changes in existing general economic and business conditions affecting our lending areas and the national economy. Additionally, for loans identified by management as impaired, management will provide a specific provision for loan loss based on the expected discounted cash flows of the loan, or for loans determined to be collateral dependent, a specific provision for loan loss is established based on appraised value less costs to sell. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if actual conditions differ substantially from the assumptions used in making the evaluation. Further, current economic conditions have increased the uncertainty inherent in these estimates and assumptions. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see “— Risk Management — Analysis and Determination of the Allowance for Loan Losses” below and the notes to the consolidated financial statements included in this proxy statement/prospectus.

Deferred Income Taxes.  We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.

Valuation and Other-Than-Temporary Impairment of Investment Securities.  We evaluate our investment securities portfolio on a quarterly basis for indicators of other-than-temporary impairment, which requires significant judgment. We assess whether other-than-temporary impairment has occurred when the fair value of a debt security is less than the amortized cost basis at the balance sheet date. Under these circumstances, other-than-temporary impairment is considered to have occurred: (1) if we intend to sell the security; (2) if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. For securities that we do not expect to sell or that we are not more likely than not to be required to sell, the other-than-temporary impairment is separated into credit and non-credit components. The credit-related other-than-temporary impairment, represented by the expected loss in principal, is recognized in non-interest income, while noncredit-related other-than-temporary impairment is recognized in other comprehensive income (loss). Noncredit-related other-than-temporary impairment results from other factors, including increased liquidity spreads and extension of the security. For securities which we do expect to sell, all other-than-temporary impairment is recognized in earnings. Other-than-temporary impairment is presented in the income statement on a gross basis with a reduction for the amount of other-than-temporary impairment recognized in other comprehensive income (loss). Once an other-than-temporary impairment is recorded, when future cash flows can be reasonably estimated, future cash flows are re-allocated between interest and principal cash flows to provide for a level-yield on the security.

Financial Condition

General.  At September 30, 2010, total assets increased $18.5 million to $127.3 million from $108.8 million at September 30, 2009. At September 30, 2010, cash and investments increased by $13.1 million from September 30, 2009, reflecting investment of excess deposits in government agency debentures and interest-bearing deposits in other banks. At September 30, 2010, loans receivable, net, increased by $3.5 million to $98.0 million from $94.5 million at September 30, 2009, primarily due to increases in one- to four-family and commercial real estate loans. Other assets increased $2.2 million to $2.9 million at September 30, 2010 from $766,000 at September 30, 2009 primarily as a result of a $205,000 increase in accounts receivable, a $1.4 million increase in federal income taxes receivable related to the sale of impaired securities, a $298,000 increase in prepaid Federal Deposit Insurance Corporation assessments and a $263,000 increase in prepaid stock conversion expenses.

At September 30, 2010, total liabilities increased $18.2 million to $113.2 million from $95.0 million at September 30, 2009. This increase was primarily attributable to a $19.3 million increase in total deposits, which represented an $8.5 million increase in core deposits and a $10.8 million increase in certificates of deposit. Deposit growth was partially offset by a $1.0 million decrease in Federal Home Loan Bank advances. The growth in deposit accounts was primarily used to fund asset growth, as well as a $1.0 million decrease in Federal Home Loan Bank borrowings.

Stockholders’ equity increased $325,000 to $14.1 million at September 30, 2010 from $13.8 million at September 30, 2009. The increase was primarily the result of an increase of $400,000 in retained earnings as net income of $719,000 was offset by $319,000 in dividends paid to stockholders. The increase in retained earnings was offset by a decrease of $84,000 in accumulated other comprehensive income resulting from the fluctuation in market value of old Eureka Financial Corp.’s investment securities. Because of interest rate volatility, accumulated other comprehensive income and stockholders’ equity could materially fluctuate in future periods.

In February 2007, our board of directors approved a program to repurchase up to 5% of old Eureka Financial Corp.’s common stock (excluding shares held by Eureka Bancorp, MHC), or approximately 25,230 shares, through open market purchases or privately negotiated transactions. Our board of directors approved the program primarily to create economic value for shareholders and to provide additional liquidity for old Eureka Financial Corp.’s common stock. Stock repurchases under the program are accounted for as treasury stock, carried at cost, and reflected as a reduction in stockholders’ equity. As of September 30, 2010, the remaining shares that may be repurchased under this program totaled 10,533. All of old Eureka Financial Corp.’s treasury stock will be retired and will cease to exist upon consummation of the conversion and offering.

Loans.  The following table sets forth the composition of our loan portfolio at the dates indicated. The largest segment of our loan portfolio is one- to four-family residential loans. The increases in the various components of our loan portfolio during the year ended September 30, 2010 was primarily the result of our continued offering of competitive rates, strong customer service and continued borrowings by long-standing relationships, as well as improvements in market conditions and loan demand.

	At September 30,
	2010		2009
	Amount(1)	Percent	Amount(1)	Percent
	(Dollars in thousands)

Real estate loans:
One-to four-family	$41,342	41.72%	$39,113	40.97%
Construction	1,393	1.41	1,552	1.62
Multi-family and commercial	33,893	34.20	32,043	33.57

Total real estate loans	76,628	77.33	72,708	76.16

Consumer loans:
Home equity loans, home equity lines and second mortgages	1,586	1.60	1,753	1.84
Other	749	0.76	410	0.43

Total consumer loans	2,335	2.36	2,163	2.27

Commercial leases and lines of credit(2)	20,127	20.31	20,588	21.57

Total loans	99,090	100.00%	95,459	100.00%

Less:
Deferred loan premiums and origination fees, net	(151)		(137)
Allowance for loan losses	(905)		(832)

Net loans	$98,034		$94,490

(1)	Amounts listed are net of undisbursed portions.

(2)	Includes $16.2 million and $17.4 million in commercial leases at September 30, 2010 and 2009, respectively.

Loan Maturity

The following tables set forth certain information at September 30, 2010 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude deferred loan fees and costs.

	September 30, 2010
			Multi-Family
	One- to		and		Commercial
	Four-		Commercial		Leases and
	Family	Construction	Real Estate	Consumer	Lines of	Total
	Loans	Loans	Loans	Loans	Credit	Loans
	(In thousands)

Amounts due in:
One year or less	$7	$894	$161	$72	$1,638	$2,772
More than one year to two years	32	—	60	79	3,229	3,400
More than two years to three years	260	—	619	194	3,738	4,811
More than three years to five years	827	499	1,917	753	6,943	10,939
More than five years to ten years	8,207	—	7,039	402	613	16,261
More than ten years to fifteen years	13,779	—	10,670	32	—	24,481
More than fifteen years	18,230	—	13,427	803	3,966	36,426

Total	$41,342	$1,393	$33,893	$2,335	$20,127	$99,090

The following table sets forth the dollar amount of all scheduled maturities of loans at September 30, 2010 that are due after September 30, 2011 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude unearned interest on consumer loans and deferred loan fees.

		Floating or
	Fixed	Adjustable
	Rates	Rates	Total
	(In thousands)

Real estate loans:
One- to four-family	$40,360	$975	$41,335
Construction	—	499	499
Multi-family and commercial	17,979	15,753	33,732
Consumer loans	2,263	—	2,263
Commercial leases and lines of credit	14,523	3,966	18,489

Total	$75,125	$21,193	$96,318

Securities.  Our securities portfolio consists primarily of government agency debentures and, to a lesser extent, obligations of state and political subdivisions. Securities increased $6.8 million, or 184.7%, during the year ended September 30, 2010 primarily as a result of purchases of $11.5 million in longer-term government agency debentures. These purchases were offset by maturities, calls, and principal repayments of $4.1 million and the sale of $455,000 of Fannie Mae and Freddie Mac equity securities in the fourth quarter of fiscal 2010. We recorded a loss of $289,000 from the impairment and sale of these securities.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	At September 30,
	2010		2009
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(In thousands)

Securities held-to-maturity:
Obligations of state and political subdivisions	$498	$497	$803	$828
Government agency debentures	9,985	10,025	2,250	2,241

	10,483	10,522	3,053	3,069

Securities available-for-sale:
Fannie Mae preferred stock	—	—	93	77
Freddie Mac preferred stock	—	—	321	430
Freddie Mac common stock	—	—	41	76

	—	—	455	583
Freddie Mac mortgage-backed certificates	9	9	12	12
Fannie Mae mortgage-backed certificates	29	30	46	46

	38	39	58	58

Total available-for-sale securities	38	39	513	641

Total securities	$10,521	$10,561	$3,566	$3,710

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This stock is carried at cost and was $796,400 at September 30, 2010. During December 2008, the Federal Home Loan Bank of Pittsburgh announced that it does not intend to pay a dividend on its common stock for the foreseeable future. Additionally, the Federal Home Loan Bank of Pittsburgh indicated it would not redeem any common stock associated with member advance repayments and that it may increase its individual member stock investment requirements. The Federal Home Loan Bank of Pittsburgh is permitted to increase the amount of capital stock owned by a member company to 6.00% of a member’s advances, plus 1.50% of the unused borrowing capacity.

At September 30, 2010, we had no investments in a single company or entity (other than state or U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at September 30, 2010.

The following table sets forth the stated maturities and weighted average yields of investment securities at September 30, 2010. Weighted average yields on tax-exempt securities are presented on a tax equivalent basis. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the tables below.

			More than		More than
	One Year or Less		1 Year to 5 Years		5 Years to 10 Years		More than 10 Years		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield
	(Dollars in thousands)

Obligations of state and political subdivisions	$—	—%	$—	—%	$—	—%	$498	6.89%	$498	6.89%
Government agency debentures	—	—	—	—	3,000	3.26%	6,985	3.29	9,985	3.28%

	—		—		3,000		7,483		10,483
Freddie Mac certificates	—		4	8.25%	4	9.50%	1	8.00%	9	8.75%
Fannie Mae certificates	—		—	—	17	7.00%	12	6.50%	29	6.79%

	—		4	—	21	—	13		38
Total securities	$—		$4		$3,021		$7,496		$10,521

Cash and Cash Equivalents.  Our primary source of short-term liquidity is comprised of branch working cash and interest-bearing deposits in other banks. Cash and cash equivalents increased $6.2 million to $11.7 million during the year ended September 30, 2010 primarily as a result of increased deposits.

Deposits.  Our primary source of funds is our deposit accounts, which are comprised of non-interest-bearing demand accounts, interest-bearing NOW accounts, money market accounts, savings accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our primary market area. Deposits increased $19.3 million to $111.0 million during the year ended September 30, 2010 primarily as a result of continued deposit growth from our Shaler branch office, which opened in February 2007, and the lack of consumer confidence in the stock market.

The following table sets forth the balances of our deposit products at the dates indicated.

	At September 30,
	2010		2009
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
		(Dollars in thousands)

Non-interest-bearing demand deposits	$3,417	—%	$2,498	—%
Interest-bearing demand deposits	23,062	0.83	16,726	1.34
Savings accounts	18,565	0.62	17,319	0.80
Time deposits	66,000	2.56	55,231	3.43

Total	$111,044		$91,774

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at September 30, 2010. Jumbo certificates of deposit require minimum deposits of $100,000.

Jumbo
Certificates of
Maturity Period at September 30, 2010	Deposits
(In thousands)

Three months or less	$9,013
Over three through six months	4,975
Over six through twelve months	3,573
Over twelve months	10,528

Total	$28,089

The following table sets forth time deposits classified by rates at the dates indicated.

	At September 30,
	2010	2009
	(In thousands)

0.00% — 1.00%	$6,947	$504
1.01% — 2.00%	29,127	17,527
2.01% — 3.00%	13,723	12,249
3.01% — 4.00%	3,963	7,458
4.01% — 5.00%	4,719	6,665
5.01% — 6.00%	7,521	10,828

Total	$66,000	$55,231

The following table sets forth the amount and maturities of time deposits classified by rates at September 30, 2010.

	Amount Due					Percent of
		More than	More than			Total Time
	Less than	One Year to	Two Years to	More than		Deposit
	One Year	Two Years	Three Years	Three Years	Total	Accounts
	(Dollars in thousands)

0.00% — 1.00%	$6,947	$—	$—	$—	$6,947	10.54%
1.01% — 2.00%	23,946	5,181	—	—	29,127	44.01
2.01% — 3.00%	3,132	1,510	5,074	4,007	13,723	21.18
3.01% — 4.00%	1,769	223	1,342	929	3,963	6.00
4.01% — 5.00%	2,555	395	473	1,296	4,719	7.14
5.01% — 6.00%	4,346	1,723	571	581	7,521	11.13

Total	$42,695	$9,032	$7,460	$6,813	$66,000	100.00%

Borrowings.  Eureka Bank did not obtain additional long-term borrowings during the years ended September 30, 2010 or 2009 from either the Federal Home Loan Bank or other lenders as funds generated from additional deposits were sufficient to support asset growth. As of September 30, 2010 and 2009,

Eureka Bank had outstanding borrowings of $1.0 million and $2.0 million with the Federal Home Loan Bank, respectively.

	At or for the Years Ended September 30,
	2010	2009
	(Dollars in thousands)

Maximum amount of advances outstanding at any month end during the period	$2,000	$10,000
Average advances outstanding during the period	1,083	6,250
Weighted average interest rate during the period	5.28%	1.47%
Balance outstanding at end of period	$1,000	$2,000
Weighted average interest rate at end of period	5.56%	3.13%

Results of Operations for the Years Ended September 30, 2010 and 2009

Overview.

	Years Ended September 30,
	2010	2009
	(Dollars in thousands, except per share amounts)

Net income	$719	$3,392
Basic and diluted earnings per share	0.57	2.71
Average equity to average assets	11.60%	12.57%

For the year ended September 30, 2010, net income decreased to $719,000 from $3.4 million for the 2009 fiscal year. During 2009, an income tax provision benefit of $2.4 million was recorded, which primarily consisted of a $2.7 million benefit that related to the $7.8 million impairment charge on our investment in Fannie Mae and Freddie Mac preferred stock that was recorded during the 2008 fiscal year.

Net Interest Income.  For the year ended September 30, 2010, net interest income increased $548,000 compared to the year ended September 30, 2009 due to an increase in interest income and a decrease in interest expense.

Total interest income increased $208,000 to $6.2 million for the year ended September 30, 2010 from $6.0 million for the year ended September 30, 2009. This increase was primarily the result of a $192,000 increase in interest income on loans to $5.9 million from $5.7 million for fiscal 2009, as a result of a $5.4 million increase in the average balance of loans receivable, partially offset by a 15 basis point decrease in the average yield. Interest income on securities and interest-bearing deposits increased $16,000 from $246,000 for fiscal 2009 as a result of an $8.1 million increase in the average balance, offset by a 95 basis point decrease in the average yield.

Total interest expense decreased $340,000 for the year ended September 30, 2010 compared to the year ended September 30, 2009. The average cost of interest-bearing liabilities decreased 57 basis points to 2.02% from 2.59% in fiscal 2009 while average interest-bearing liabilities increased $9.6 million in fiscal 2010 to $101.8 million from $92.2 million in fiscal 2009. The decrease was primarily due to a $197,000 decrease in interest paid on certificates of deposit due to a 93 basis point decrease in the average cost, offset by a $8.2 million increase in the average balance.

Average Balances and Yields.  The following tables present information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

			Years Ended September 30,
			2010			2009
	At September 30, 2010			Interest			Interest
	Yield/		Average	and	Yield/	Average	and	Yield/
	Cost		Balance	Dividends	Cost	Balance	Dividends	Cost
	(Dollars in thousands)

Interest-earning assets:
Loans receivable net	$98,034	6.05%	$96,232	$5,935	6.17%	$90,811	$5,743	6.32%
Investment securities and interest-bearing deposits	21,285	1.23	18,470	262	1.42	10,371	246	2.37

Total interest-earning assets	119,319	5.19	114,702	6,197	5.40	101,182	5,989	5.92
Non-interest-earning assets	7,991		6,039			5,713

Total assets	$127,310		$120,741			$106,895

Interest-bearing liabilities:
NOW accounts	$23,062	0.83%	$20,529	191	0.93%	$17,028	224	1.32%
Passbook and club accounts	18,565	0.62	18,149	116	0.64	16,586	180	1.09
IRA Accounts	9,267	3.46	8,282	321	3.88	7,145	319	4.46
Certificates of deposit	55,301	2.42	52,107	1,338	2.57	43,863	1,535	3.50
CDARS	1,432	1.96	1,616	28	1.73	1,331	41	3.08
Borrowings	1,000	5.70	1,083	57	5.28	6,250	92	1.47

Total interest-bearing liabilities	108,627	1.89	101,766	2,051	2.02	92,203	2,391	2.59

Non-interest-bearing liabilities	4,554		4,968			1,255
Total liabilities	113,181		106,734			93,458
Stockholders’ equity	14,129		14,007			13,437

Total liabilities and stockholders’ equity	$127,310		$120,741			$106,895

Net interest income				$4,146			$3,598

Interest rate spread					3.38%			3.33%

Net yield on interest-earning assets					3.61%			3.56%

Ratio of average interest-earning assets to average interest-bearing liabilities					112.71%			109.74%

Rate/Volume Analysis.  The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by current volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended
	September 30, 2010
	Compared to Year
	Ended September 30, 2009
	Increase (Decrease)
	Due to
	Rate	Volume	Net
	(In thousands)

Interest income:
Loans receivable	$(145)	$337	$192
Investment securities	(125)	141	16

Total interest-earning assets	(270)	478	208

Interest expense:
NOW money markets accounts	(73)	40	(33)
Passbook and club accounts	(80)	16	(64)
IRA accounts	(45)	47	2
Certificates of deposit	(454)	257	(197)
CDARS	(21)	8	(13)
Other liabilities	89	(124)	(35)

Total interest-bearing liabilities	(584)	244	(340)

Net change in net interest income	$314	$234	$548

Provision for Loan Losses.  For the year ended September 30, 2010, the provision for loan losses decreased $53,000 to $75,000 from $128,000 for the year ended September 30, 2009. The decrease in the provision for loan losses was due to a decrease in non-performing loans and charge-offs, offset by an increase of $3.5 million in net loans receivable for the year ended September 30, 2010. The risk-based approach to calculating the loan portfolio’s general valuation allowance that was implemented in fiscal 2009 assigns a risk classification and subsequent reserve percentage to every loan, either individually or as a classification, that is in our portfolio. Individual loan risk classifications are adjusted annually, on an as needed basis, when the loans are internally and externally reviewed. Non-performing loans decreased $94,000 to $58,000 at September 30, 2010 from $152,000 at September 30, 2009. Net charge-offs decreased $54,000 to $2,000 for the year ended September 30, 2010 from $56,000 for the year ended September 30, 2009.

An analysis of the changes in the allowance for loan losses is presented under “— Risk Management — Analysis and Determination of the Allowance for Loan Losses.”

Non-interest Income.  The following table shows the components of non-interest income for the years ended September 30, 2010 and 2009.

	Years Ended
	September 30,
	2010	2009	$ Change	% Change
		(Dollars in thousands)

Fees on NOW accounts	$43	$40	$3	7.50%
Other income	31	36	(5)	(13.89)
Loss on impairment and sale of securities	(289)	—	(289)	(100.00)

Total non-interest income	$(215)	$76	$(291)	(382.89)%

Non-interest income decreased $291,000 for the year ended September 30, 2010 compared to the year ended September 30, 2009 due to a $289,000 loss on the impairment and sale of Fannie Mae and Freddie Mac preferred and common stock during fiscal 2010.

Non-interest Expense.  The following table shows the components of non-interest expense and the percentage changes for the years ended September 30, 2010 and 2009.

	Years Ended
	September 30,
	2010	2009	$ Change	% Change
	(Dollars in thousands)

Salary and benefits	$1,565	$1,404	$161	11.47%
Occupancy	349	365	(16)	(4.38)
Computer	184	166	18	10.84
Legal and accounting	212	214	(2)	(0.93)
Donations	8	5	3	60.00
FDIC insurance premiums	116	192	(76)	(39.58)
Other	248	229	19	8.30

Total non-interest expense	$2,682	$2,575	$107	4.16%

The increase in total non-interest expense for the year ended September 30, 2010 was primarily due to a $161,000 increase in salary and benefits expense and an $18,000 increase in computer expense. These increases were partially offset by a $76,000 decrease in Federal Deposit Insurance Corporation insurance and a $16,000 decrease in occupancy expense.

Income Taxes.  We recorded income tax expense of $455,000 for the year ended September 30, 2010 compared to an income tax benefit of $2.4 million for the year ended September 30, 2009. This change in the provision for income taxes was primarily related to the $2.7 million deferred tax benefit recognized in fiscal 2009 due to the other-than-temporary impairment charge of $7.8 million on Fannie Mae and Freddie Mac preferred stock holdings at September 30, 2008. This income tax benefit was not recorded until the first quarter of fiscal 2009 as a result of the Emergency Economic Stabilization Act of 2008 not being enacted into law until October 3, 2008. The effective tax rate for fiscal 2010 was 38.75% compared to (249.47)% for the 2009 fiscal year.

Risk Management

Overview.  Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers due to unforeseen circumstances. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management.  Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is generated and sent to the borrower. A second notice is sent and phone calls are made ten days later. If payment is not received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 45th day of delinquency, a notice is sent to the borrower advising them that they have a specified period of time to cure their default before legal action begins. If no successful workout can be achieved, after a loan becomes 90 days delinquent, we typically commence foreclosure or other legal proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at or subsequent to foreclosure. We also may consider loan workout arrangements with certain borrowers under certain circumstances. Management reports to the board of directors or a committee of the board monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Analysis of Nonperforming and Classified Assets.  We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is initially recorded at the lower of its cost or fair value, less estimate selling expenses. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our non-performing assets at the dates indicated. We had no troubled debt restructurings at the dates indicated.

	At September 30,
	2010	2009
	(Dollars in thousands)

Non-accruing loans:
One- to four-family real estate	$43	$152
Commercial leases and lines of credit	15	—

Total	58	152

Accruing loans past due 90 days or more	—	—
Total of non-accruing loans and accruing loans 90 days or more past due	58	152
Assets acquired through foreclosure	—	—

Total non-performing assets	$58	$152

Total non-performing loans and accruing loans past due 90 days or more to total loans	0.06%	0.16%
Total non-performing loans to total assets	0.05	0.14
Total non-performing assets to total assets	0.05	0.14

For a discussion of the specific allowance related to these assets, see “Analysis and Determination of the Allowance for Loan Losses — Allowance on Impaired Loans.”

Interest income that would have been recorded for the years ended September 30, 2010 and 2009 had non-accruing loans been current according to their original terms was approximately $4,000 and $6,000, respectively. Interest income included in net income for these loans for the years ended September 30, 2010 and 2009 was $3,000 and $2,800, respectively.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. We also utilize a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, we reserve an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At September 30,
	2010	2009
	(In thousands)

Special mention assets	$933	$807
Substandard assets	305	255
Doubtful assets	—	—
Loss	—	—

Total criticized and classified assets	$1,238	$1,062

At September 30, 2010, substandard assets were comprised of $182,000 in commercial lines of credit, $121,000 in one-to-four family residential real estate loans and $2,000 in consumer loans. At September 30, 2009, substandard assets were comprised of $231,000 in one-to-four family residential real estate loans and $24,000 in commercial leases.

At September 30, 2010, Eureka Bank had six loans classified as special mention, which were comprised of four one-to four-family residential real estate loans and two commercial leases. At September 30, 2009, Eureka Bank had seven loans classified as special mention, which were comprised of four one-to four-family residential real estate loans, one consumer loan, one commercial lease and one commercial line of credit.

Other than as disclosed in the above tables, there are no other loans at September 30, 2010 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies.  The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At September 30,
	2010		2009
	30-59	60-89	30-59	60-89
	Days	Days	Days	Days
	Past Due	Past Due	Past Due	Past Due
	(In thousands)

One- to four-family real estate	$779	$32	$115	$77
Commercial leases and lines of credit	81	168	—	25

Total	$860	$200	$115	$102

At September 30, 2010, delinquent loans were comprised of six one-to four-family residential real estate loans, two commercial leases and one commercial line of credit. At September 30, 2009, delinquent loans were comprised of four one-to four-family residential real estate loans and one commercial lease.

Analysis and Determination of the Allowance for Loan Losses.  The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a valuation allowance on impaired loans; and (2) a valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Allowance on Impaired Loans.  We establish an allowance for loans that are individually evaluated and determined to be impaired. The allowance is determined by utilizing one of the three impairment measurement methods. A loan is impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Management performs individual assessments of larger impaired loans, and to a lesser extent certain non-impaired loans, to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent. Generally, loans excluded from the individual impairment analysis are collectively evaluated by management to estimate reserves for loan losses inherent in those loans.

Allowance on the Remainder of the Loan Portfolio.  We establish another allowance for loans that are not determined to be impaired. Management determines the appropriate loss factor for each group of loans with similar risk characteristics within the portfolio based on loss experience and qualitative and environmental factors for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans categorized by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan’s risk profile to be similar to another. We consider qualitative or environmental factors that are likely to cause estimated credit losses associated with our existing portfolio to differ from historical loss experience including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, nonaccrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; the existence of or changes in concentrations of credit; changes in economic or business conditions; and the effect of competition, legal and regulatory requirements on estimated credit losses.

We identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans about which management may have concerns about collectability. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At September 30, 2010, our allowance for loan losses was $905,000, or 0.92% of loans receivable, net and 1,560.34% of non-performing loans. At September 30, 2009, our allowance for loan losses was $832,000, or 0.88% of loans receivable, net and 547.37% of non-performing loans. Non-performing loans at September 30, 2010, were $58,000, or 0.06% of loans receivable, net compared to $152,000, or 0.16% of loans receivable, net at September 30, 2009. The allowance for loan losses is maintained at a level that represents management’s best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future or that additional provisions for loan losses will not be required.

Our historical loss experience and qualitative and environmental factors are reviewed on a quarterly basis to ensure they are reflective of current conditions in our loan portfolio and economy. In 2009, the loss factors were adjusted for each group of loans due to changes in the nature and volume of the loan portfolio, changes in the value of underlying collateral for collateral dependent loans to reflect current market conditions and our dependence on underlying collateral within the entire loan portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At September 30,
	2010		2009
		% of		% of
		Loans in		Loans in
		Category		Category
		to Total		to Total
	Amount	Loans	Amount	Loans
		(Dollars in thousands)

Real estate loans:
One- to four-family	$136	41.72%	$123	40.97%
Construction	9	1.41	11	1.62
Multi-family and commercial	447	34.20	354	33.57
Consumer loans:
Home equity	16	1.60	18	1.84
Other	—	0.76	—	0.43
Commercial leases and lines of credit	286	20.31	326	21.57
Unallocated	11	—	—	—

Total allowance for loan losses	$905	100.00%	$832	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience.  The following table sets forth an analysis of the allowance for loan losses for the years indicated.

	Years Ended September 30,
	2010	2009
	(Dollars in thousands)

Allowance at beginning of year	$832	$760

Charge-offs:
Consumer loans	(2)	—
Commercial leases and lines of credit	—	(56)

Total charge-offs	(2)	(56)
Recoveries	—	—

Net charge-offs	(2)	(56)
Provision for loan losses	75	128

Allowance at end of year	$905	$832

Allowance for loan losses to non-performing loans	1,560.34%	547.37%
Allowance for loan losses to total loans at the end of the year	0.92	0.88
Net charge-offs to average loans outstanding during the year	—	0.06

Interest Rate Risk Management.  Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk. We are vulnerable to an increase in interest rates that may cause our interest-bearing liabilities to increase at a rate faster than our interest-earning assets, thereby negatively affecting net income. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. To reduce the volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk generally is to:

•	originate multi-family and commercial real estate loans with adjustable-rate features or fixed-rate loans with shorter maturities than one-to four-family residential mortgages;

•	purchase commercial leases with adjustable-rate features or fixed-rate loans with shorter maturities than one-to four-family residential mortgages;

•	attract low-cost checking and transaction accounts, which tend to be less interest rate sensitive;

•	maintain interest-bearing deposits, federal funds and U.S. Government securities with short to intermediate terms; and

•	maintain an investment portfolio that provides stable cash flows, thereby providing investable funds in varying interest rate cycles.

We have made a significant effort to increase our level of lower-cost deposits as a method of enhancing profitability. At September 30, 2010, we had 40.6% of our deposits in lower-cost passbook and interest-bearing and non-interest bearing demand accounts. Such deposits have traditionally remained relatively stable and would be expected to be only moderately affected by changes in interest rates.

Net Portfolio Value Analysis.  We use a net portfolio value analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. Such analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 and 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 100 basis points.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in the net portfolio value of Eureka Bank at June 30, 2010, which is the most recent date for which information is available, that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

				Net Portfolio Value as % of
	Net Portfolio Value			Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	Amount	Change	% Change	NPV Ratio	Change(bp)
	(Dollars in thousands)

300	$13,916	$(5,177)	(27)%	11.16%	(332)
200	16,013	(3,079)	(16)	12.57	(191)
100	17,808	(1,285)	(7)	13.71	(77)
50	18,410	(683)	(4)	14.07	(41)
0	19,093	—	—	14.48	—
(50)	19,518	425	2	14.72	24
(100)	20,122	1,029	5	15.08	60

The decrease in our net portfolio value shown in the preceding table that would occur reflects: (1) that a substantial portion of our interest-earning assets are fixed-rate residential loans and fixed-rate investment securities; and (2) the shorter duration of deposits, which reprice more frequently in response to changes in market interest rates.

The Office of Thrift Supervision uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Liquidity Management.  Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of cash and cash equivalents, deposit inflows, wholesale borrowings, loan repayments and maturities and liquidation and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments and sales of securities are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy. We use a variety of measures to assess our liquidity needs, which are provided to our board of directors on a regular basis.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $11.7 million at September 30, 2010. In addition, at September 30, 2010, we had the ability to borrow a total of approximately $54.0 million from the Federal Home Loan Bank of Pittsburgh, of which we had $1.0 million outstanding.

At September 30, 2010, we had $3.3 million in loan commitments outstanding, which consisted of commitments to grant $2.1 million in loans and $1.2 million in commercial leases. At September 30, 2010, we had $4.7 million in undisbursed lines of credit, $136,000 in undisbursed loans in process and $967,000 in undisbursed construction loans.

Certificates of deposit due within one year of September 30, 2010 totaled $42.7 million, representing 64.7% of certificates of deposit at September 30, 2010. We believe, based on past experience, that we will retain a significant portion of these deposits at maturity. However, if these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2011.

The following table presents certain of our contractual obligations as of September 30, 2010.

	Payments Due by Period
		Less than	One to Three	Three to	More than
	Total	One Year	Years	Five Years	Five Years
			(In thousands)

Contractual Obligations
Operating lease obligations	$402	$55	$112	$115	$120
FHLB advances and other borrowings	1,000	1,000	—	—	—
Other long-term obligations	21	5	11	5	—

Total	$1,423	$1,060	$123	$120	$120

Our primary investing activities are the origination of loans and the purchase and sale of securities. Our primary financing activities consist of activity in deposit accounts and borrowed funds. Deposit flows are affected by the overall levels of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Years Ended September 30,
	2010	2009
	(In thousands)

Investing activities:
Loan originations, net of repayments	$(3,629)	$(11,985)
Security purchases	(11,484)	(3,109)
Security maturities, calls and principal repayments	4,075	3,687
Financing activities:
Increases in deposits	19,270	11,545
Net decrease in FHLB advances	(1,000)	—

Capital Management.  We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift

Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2010, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision — Federal Banking Regulations — Capital Requirements” and the notes to the consolidated financial statements included in this proxy statement/prospectus. In addition, due in part to its sufficient capital level, old Eureka Financial Corp. did not participate in the U.S. Government sponsored Troubled Asset Relief Program.

Off-Balance Sheet Arrangements.  In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, letters of credit and lines of credit. For information about our loan commitments and unused lines of credit, see note 14 of the notes to the consolidated financial statements.

For the years ended September 30, 2010 and 2009, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, ASC became FASB’s officially recognized source of authoritative United States (U.S.) generally accepted accounting principles (GAAP) applicable to all public and non-public, non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the United States Securities and Exchange Commission (SEC) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Accounting Standards Updates (ASU) No. 2009-16, “Transfers and Servicing (Topic- 860)-Accounting for Transfers of Financial Assets” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvement with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on our consolidated results of operations or financial position.

ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements” requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between the levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) companies should provide fair value measurement disclosures for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. ASU No. 2010-06 requires the disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective on January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on our consolidated results of operations or financial position.

In April 2010, the FASB issued ASU 2010-18, “Receivables (Subtopic 310)-Effect of a Loan Modification When the Loan is Part of a Pool that is Accounted for as a Single Asset.” This guidance addresses diversity in practice on whether a loan that is part of a pool of loans accounted for as a single asset should be removed from that pool upon modification that would constitute a troubled debt restructuring or remain in the pool after modification. The guidance also clarifies that modifications of loans that are accounted for within a pool do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if the expected cash flows for the pool change. The amendments in this update do not require any additional disclosures and are effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010. This guidance did not have a significant impact on our consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Subtopic 310)-Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The main objective of ASU 2010-20 is to provide financial statement users greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. Existing disclosure guidance was amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. In addition, the amendments in ASU 2010-20 require an entity to disclose credit quality indicators, past due information, and modifications of its financing receivables. These improvements will help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses. ASU 2010-20 is effective for interim or annual periods ending on or after December 31, 2010. Since ASU 2010-20 only requires enhanced disclosures, management does not expect the adoption of this statement to have a material impact on our consolidated financial statements or results of operations.

ASC 855-10, “Subsequent Events” establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In particular, ASC 855-10 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Additionally, ASC 855-10 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure is intended to alert all users of the financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. ASC 855-10 was effective for interim and annual periods after June 15, 2009 and did not have a material impact on our financial condition or results of operation.

ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends ASC 820-10 to now require: (1) a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity to present separately information about purchases, sales, issuances and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: (1) for purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. We have not yet determined the impact that the adoption of ASU 2010-06 will have on our financial condition and results of operations.

In April 2009, the FASB issued ASC 320-10-35-33A through 35A, “Recognition and Presentation of Other-Than-Temporary Impairments.” This ASC clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether: (1) it has the intent to sell the security; and (2) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert that it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price. In instances when a determination is made that other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, ASC 320-10-35-34C changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into: (1) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (2) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive loss. This ASC was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We adopted this pronouncement and it had no impact on our financial condition or results of operations.

ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value” amends FASB ASC 820-10 to provide guidance on the fair value measurements of liabilities within the scope of ASC 820. ASU 2009-05 states that if a quoted price in an active market for an identical liability is available, it represents a Level 1 fair value measurement. In circumstances in which a quoted price in an active market for an identical liability is not available, a reporting entity must measure fair value using one ore more of the following techniques: (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset; (2) a valuation technique that uses the quoted price for similar liabilities when traded as assets; or (3) another valuation technique that is consistent with the principles of Topic 820, such as in income approach or a market approach. This ASU was effective for the first reporting period beginning after August 28, 2009 and did not have a material impact on our financial condition or results of operation.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this proxy statement/prospectus have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial condition and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Corporate Governance and Board Matters

Director Independence

The board of directors of new Eureka Financial Corp. is comprised of six persons who are elected for terms of three years, one-third of whom will be elected annually. The directors of new Eureka Financial Corp.

are the same individuals that comprise the boards of directors of old Eureka Financial Corp. and Eureka Bank. Although we expect that the common stock of new Eureka Financial Corp. will be quoted on the Over-the-Counter Bulletin Board and not listed on a national securities exchange upon conclusion of the offering, we firmly believe that sound management and oversight is in the best interests of new Eureka Financial Corp. and its shareholders. Accordingly, all of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. Seserko, who is President and Chief Executive Officer of new Eureka Financial Corp., old Eureka Financial Corp. and Eureka Bank. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of September 30, 2010.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors of new Eureka Financial Corp. has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance board independence and oversight. Moreover, the separation of the positions of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to focus on his responsibilities of running new Eureka Financial Corp., enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Robert J. Malone serves as Chairman of the Board of new Eureka Financial Corp. Mr. Malone is independent under the listing requirements of the Nasdaq Stock Market.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit, interest rate, liquidity, operational, strategic and reputation risks. Management is responsible for the day-to-day management of risks we face, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and risks we face. Senior management attends the board meetings and is available to address any questions or concerns raised by the board on risk management and any other matters. The Chairman of the Board and independent members of the board work together to provide strong, independent oversight of our management and affairs through our standing committees and, when necessary, special meetings of independent directors.

Meetings and Committees of the Board of Directors

Old Eureka Financial Corp. and Eureka Bank conduct business through meetings and activities of their boards of directors and their committees. During the year ended September 30, 2010, the board of directors of old Eureka Financial Corp. held nine meetings and the board of directors of Eureka Bank held eleven meetings. No director attended fewer than 75% of the aggregate total meetings of old Eureka Financial Corp.’s and Eureka Bank’s respective board of directors and the committees on which such director served during the year ended September 30, 2010.

Old Eureka Financial Corp. and Eureka Bank each currently maintain an audit committee, a compensation committee and a nominating and governance committee. In addition, Eureka Bank also currently maintains an executive committee, a loan committee and a Community Reinvestment Act committee. In connection with the completion of the conversion and offering, new Eureka Financial Corp. will establish an audit committee, a compensation committee and a nominating and governance committee. All of the members of new Eureka Financial Corp.’s audit, compensation and nominating and governance committees will be independent directors as defined in the listing standards of the Nasdaq Stock Market. Such committees will operate in accordance with written charters approved by the board of directors.

The following table identifies old Eureka Financial Corp.’s standing committees and their members at September 30, 2010. The board of directors of old Eureka Financial Corp. has not currently adopted written charters to govern the operations of old Eureka Financial Corp.’s standing committees. All members of each committee are independent in accordance with the listing requirements of the Nasdaq Stock Market.

Nominating and
	Audit	Compensation	Governance
Director	Committee	Committee	Committee

Mark B. Devlin	X	X
Robert J. Malone	X	X *	X
Paul M. Matvey	X *	X
Dennis P. McManus		X	X *
William F Ryan		X	X
Edward F. Seserko
Number of Meetings in Fiscal 2010	1	1	1

*	Denotes Chairperson

Audit Committee

The board of directors of old Eureka Financial Corp. maintains an audit committee that assists the board of directors in its oversight of old Eureka Financial Corp.’s accounting, auditing, internal control structure and financial reporting matters, the quality and integrity of old Eureka Financial Corp.’s financial reports and old Eureka Financial Corp.’s compliance with applicable laws and regulations. The audit committee is also responsible for engaging old Eureka Financial Corp.’s independent registered public accounting firm and monitoring its conduct and independence. The board of directors has designated Paul M. Matvey as an “audit committee financial expert” under the rules of the Securities and Exchange Commission. Mr. Matvey is independent under the listing requirements of the Nasdaq Stock Market applicable to audit committee members.

Compensation Committee

The compensation committee approves the compensation objectives for old Eureka Financial Corp. and Eureka Bank, establishes the compensation for old Eureka Financial Corp.’s and Eureka Bank’s senior management and conducts the performance review of the President and Chief Executive Officer. The compensation committee reviews all components of compensation, including salaries, cash incentive plans, long-term incentive plans and various employee benefit matters. Decisions by the compensation committee with respect to the compensation of the President and Chief Executive Officer are approved by the full board of directors. The compensation committee also assists the board of directors in evaluating potential candidates for executive positions.

Nominating and Governance Committee

The nominating and governance committee assists the board of directors in: (1) identifying individuals qualified to become board members, consistent with criteria approved by the board; (2) recommending to the board the director nominees for election at the next annual meeting; (3) implementing policies and practices relating to corporate governance; and (4) recommending director nominees for each committee.

Director Compensation

The following table provides information regarding the compensation received by individuals who served as non-employee directors of old Eureka Financial Corp. and Eureka Bank during the year ended September 30, 2010. The table excludes perquisites, which did not exceed $10,000 in the aggregate for any director.

	Fees Earned
	or Paid	All Other
Name	in Cash($)	Compensation	Total($)

Mark B. Devlin	$21,100	$—	$21,100
Robert J. Malone	23,450	4,204 (1)	27,654
Paul M. Matvey	19,125	—	19,125
Dennis P. McManus	21,675	—	21,675
William F. Ryan	19,100	—	19,100

(1)	Represents health insurance benefit payments.

Cash Retainer and Meeting Fees for Non-Employee Directors.  The following table sets forth the applicable retainers and fees that will be paid to our non-employee directors for their service on our board of directors during the year ending September 30, 2011.

Annual retainer	$17,100
Additional annual retainer:
Chairman of the Board	1,500
Attendance fees:
Per Executive Committee meeting	425
Per Loan, Compensation and CRA Committee meeting	275
Per Audit Committee meeting	275
Per Audit Committee meeting (Committee Chairman)	425

Executive Compensation

Summary Compensation Table.  The following table provides information concerning total compensation earned or paid to Edward F. Seserko, our President and Chief Executive Officer, and Gary B. Pepper, our Executive Vice President and Chief Financial Officer, during the fiscal years ended September 30, 2010 and 2009. No other employee received total compensation exceeding $100,000 during the 2010 or 2009 fiscal years. Messrs. Seserko and Pepper are sometimes referred to in this proxy statement/prospectus as “named executive officers.”

				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Total

Edward F. Seserko	2010	$137,354	$25,000	$27,998	$190,352
President and Chief	2009	133,400	25,000	27,760	186,160
Executive Officer
Gary B. Pepper	2010	97,506	17,000	8,347	122,853
Executive Vice President	2009	94,700	17,000	8,170	119,870
and Chief Financial Officer

(1)	Details of the amounts reported in the “All Other Compensation” column for 2010 are provided in the table below.

	Mr. Seserko		Mr. Pepper

Employer contributions to 401(k) plan	$8,239		$5,847
Supplemental executive retirement plan benefit	6,800		2,500
Perquisites	12,959	(a)	—	(b)

(a)	Includes the value of Mr. Seserko’s use of a company-owned automobile and country club dues.

(b)	Did not exceed $10,000.

Employment Agreements

Current Employment Agreements.  On October 1, 2009, Eureka Bank entered into amended and restated employment agreements with Messrs. Seserko and Pepper. Each of the agreements contains the same general terms, except for the level of base salary and employment positions for each of the executives. The agreements provide for a three-year term, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. As extended, the terms of the agreements currently expire on October 1, 2012.

Eureka Bank expects to enter into amended employment agreements with the executives to coordinate the employment agreements with the employment agreements entered into with new Eureka Financial Corp. Under the agreements, the current base salaries for Messrs. Seserko and Pepper are $137,354 and $97,506, respectively. We may increase the amount of the base salaries under the agreements from time to time and will review the salaries of the executives not less than annually. We may also pay discretionary bonuses to each of the executives. In addition to cash compensation, the executives participate in all standard benefit plans and programs we sponsor for employees or other executive officers.

Under the agreements, if we terminate an executive’s employment for “just cause,” as that term is defined in the agreements, the executive will not receive any compensation for any period after his termination date. If we terminate an executive’s employment without just cause, we will continue to pay the executive the salary he would have earned for the greater of (i) the then remaining term of the employment agreement or (ii) 12 months.

If we, or our successor, terminate an executive’s employment during the term of his employment agreement following a change in control or within a period of 24 months following a change in control, the executive will receive a severance benefit equal to 2.99 times the executive’s average taxable income for the five taxable years preceding the change in control. The executive will receive the benefit in 36 equal, monthly installments. We will also pay this benefit to the executive if he voluntarily terminates his employment during the term of his employment agreement following a change in control or within 12 months following the change in control if (i) he must relocate his residence or employment location by more than 35 miles, (ii) he must report to a someone other than our board of directors, (iii) we fail to maintain his base salary or benefits, (iv) we assign him duties or responsibilities other than those normally associated with his position, (v) we diminish or reduce his responsibilities or authority or (vi) in the case of Mr. Seserko, he is not re-elected to our board of directors.

If an executive dies while the agreement is in effect, we will provide the executive’s estate with the compensation due to the executive through the last day of the calendar month in which the executive dies. If an executive becomes disabled, we will continue to provide him with 100% of the compensation and benefits promised under the employment agreement for the lesser of (i) the remaining term of the agreement or (ii) 12 months. If more than 12 months remain on the term of the employment agreement at the time the executive becomes disabled, we will also provide him with 65% of his compensation and benefits for the term of the agreement remaining after the 12-month period.

Proposed Employment Agreements.  Upon completion of the offering, new Eureka Financial Corp. expects to enter into separate employment agreements with each of Messrs. Seserko and Pepper on the same general terms as contained in the agreements with Eureka Bank.

Benefit Plans

401(k) Plan.  We maintain the Eureka Bank Retirement Savings Plan (the “401(k) Plan”), a tax-qualified defined contribution plan, for all employees of Eureka Bank who satisfy the plan’s eligibility requirements. An employee becomes eligible to participate in the 401(k) Plan on the first day of the calendar month in which the employee attains age 21 and completes one year of service with Eureka Bank. Eligible employees may contribute up to 100% of their compensation to the 401(k) Plan on a pre-tax basis, subject to limitations imposed by the Internal Revenue Code. For 2010, the salary deferral contribution limit is $16,500; provided, however, that participants over age 50 may contribute an additional $5,500 to the plan. Participants are always 100% vested in their salary deferral contributions. In addition to salary deferral contributions, the 401(k) Plan provides for discretionary employer matching contributions. Participants are 100% vested in employer matching contributions under the 401(k) Plan after three years of service with Eureka Bank. The 401(k) Plan allows participants to take loans and other in service distributions in accordance with certain requirements set forth in the 401(k) Plan.

In connection with the offering, the 401(k) Plan has been amended to allow stock fund participants to invest up to 100% of their account balances in new Eureka Financial Corp. common stock through the new Eureka Financial Corp. Stock Fund. Following the offering, participants will be able to trade out of the stock fund, but will not be able to purchase additional shares of new Eureka Financial Corp. common stock in the open market. A 401(k) Plan participant who elects to purchase common stock in the offering through the 401(k) Plan will receive the same subscription priority, and be subject to the same purchase limitations, as if the participant had elected to purchase the common stock using funds outside the 401(k) Plan. The 401(k) Plan trustees will subscribe for shares of common stock in the offering on behalf of the 401(k) Plan participants, to the extent that shares are available. All shares of new Eureka Financial Corp. common stock held through the 401(k) Plan will be voted by the 401(k) plan trustees. Messrs. Seserko and Pepper serve as the 401(k) Plan trustees.

Employee Stock Ownership Plan.  Eureka Bank previously maintained an employee stock ownership plan that was terminated by our board of directors in September 2008. In connection with the offering, Eureka Bank expects to adopt a new employee stock ownership plan for eligible employees. Eligible employees will participate in the employee stock ownership plan as of the first plan entry date (January 1st or July 1st) following or coincident with the date they attain age 21 and complete one year of service.

We may engage an independent third party to act as trustee of the plan or we may appoint certain directors or officers to serve as trustees of the plan. The trustees, on behalf of the employee stock ownership plan, will subscribe for up to 8% of the number of shares of common stock sold in the conversion (54,400, 64,000, 73,600 and 84,640 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The purchase of common stock by the employee stock ownership plan in the offering will comply with all applicable Office of Thrift Supervision regulations. The trustees will fund the stock purchase for the plan through a loan from new Eureka Financial Corp. equal to 100% of the aggregate purchase price of the common stock. The plan will repay the loan principally through contributions to the employee stock ownership plan by Eureka Bank and any dividends paid on common stock held by the plan over an expected 10-year term of the loan. We anticipate that the fixed interest rate for the loan will equal the prime rate, as published in the Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”

The trustees of the plan will hold the shares purchased in a loan suspense account, and will release the shares from the suspense account on a pro rata basis as the plan repays the loan. The trustees will allocate the shares released among active participants on the basis of each active participant’s proportional share of compensation. Participants will vest in their employee stock ownership plan allocations after 5 years of service. Participants will be credited with past service for vesting purposes under the employee stock ownership plan. Participants will become fully vested upon age 65, death or disability, a change in control, or termination of the plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service. The plan will reallocate any unvested shares of common stock forfeited upon a participant’s termination of employment among the remaining participants in the plan.

Participants may direct the plan trustees how to vote the shares of common stock credited to their accounts. The plan trustees will vote all unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as it votes those shares for which participants provide instructions, subject to fulfillment of certain trustee fiduciary responsibilities.

Under applicable accounting requirements, Eureka Bank will record a compensation expense for the employee stock ownership plan at the fair market value of the shares when they are committed to be released from the suspense account to participants’ accounts under the plan.

Nonqualified Deferred Compensation

Deferred Compensation Plan.  Eureka Bank has entered into deferred compensation agreements with each of Messrs. Seserko and Pepper. Under the agreements, if an executive dies while employed with Eureka Bank, we will pay his beneficiary a single lump sum benefit scheduled under the agreement (the “Death Benefit”). At their current ages, the agreements provide for a Death Benefit equal to $300,000 for Mr. Seserko and $130,000 for Mr. Pepper.

Under the agreements, if Messrs. Seserko and Pepper terminate employment after attaining age 65, we will pay them a retirement benefit equal to $500,000 and $300,000, respectively (the “Normal Retirement Benefit”). We will also pay the executives a reduced benefit if they terminate employment prior to attaining age 65, but after attaining age 60 (the “Early Retirement Benefit”). In the case of Mr. Seserko, the Early Retirement Benefit ranges from $400,000 to $480,000, depending on his age at the time of his termination of employment. In the case of Mr. Pepper, the Early Retirement Benefit ranges from $181,000 to $268,000, depending on his age at the time of his termination of employment. The executives would receive the Normal Retirement Benefit or the Early Retirement Benefit in ten equal annual installments.

Under the deferred compensation agreements, we will also pay the executives a benefit if we terminate their employment other than for “cause” (as defined in the agreements) or if they terminate employment due to a permanent disability (the “Other Termination Benefit”). At their current ages, we would pay Messrs. Seserko and Pepper an Other Termination Benefit equal to $168,000 and $63,000, respectively. The maximum Other Termination Benefit payable to Messrs. Seserko and Pepper equal $188,000 and $138,000, respectively, depending on their age at the time the benefit becomes payable. The executives would receive the Other Termination Benefits in ten equal annual installments.

Under the agreements, we also have the discretion to credit the executives’ Death Benefit, Normal Retirement Benefit, Early Retirement Benefit and/or Other Termination Benefit with additional amounts from time to time and we may make this determination based on Eureka Bank’s or the executive’s performance.

Equity Plans

Former Equity Incentive Plan.  In the past, we implemented a program under which we were granted equity awards to employees. However, we currently do not maintain any plan under which we may grant equity awards to employees or other individuals.

Future Equity Incentive Plan.  Following the offering, new Eureka Financial Corp. plans to adopt an equity incentive plan that will allow for grants of stock options and restricted stock. In accordance with applicable existing regulations, we anticipate the plan, if adopted within the first year following the offering, will authorize us to grant a total number of stock options equal to 10% of the shares sold in the offering and a total number of shares of restricted stock equal to 4% of the shares sold in the offering. Accordingly, the number of shares reserved under the plan, if adopted within that one-year period, will range from 95,200 shares, assuming 680,000 shares are sold in the offering at the minimum of the offering range, to 128,800 shares, assuming 920,000 shares are sold in the offering at the maximum of the offering range.

We may fund the plan with shares we purchase in the open market or with authorized, but unissued shares, of common stock. We may also establish a trust to hold shares subject to the terms of the plan. In determining the source of shares transferred to participants of the plan, we will consider our financial condition and results of operations, capital requirements, economic conditions and whether sufficient shares are available for purchase in the open market. The issuance of additional shares under the plan would dilute the interests of existing shareholders. See “Pro Forma Data.”

The equity incentive plan will comply with all applicable existing regulatory regulations, unless waived by the Office of Thrift Supervision. The requirements contained in these regulations may vary depending on whether we adopt the plan within one year following the offering or after one year following the offering. If we adopt the equity incentive plan more than one year after completion of the offering, the plan would not be subject to many existing regulatory requirements, including limiting the number awards we may reserve or grant under the plan and the time period over which participants may vest in awards granted to them.

Policies and Procedures for Approval of Related Persons Transactions

New Eureka Financial Corp. has adopted a Policy and Procedures Governing Related Persons Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of voting securities of new Eureka Financial Corp., or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

•	the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;

•	new Eureka Financial Corp. is, will or may be expected to be a participant; and

•	any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

•	any compensation paid to an executive officer of new Eureka Financial Corp. if the compensation committee of the board of directors approved (or recommended that the Board approve) such compensation;

•	any compensation paid to a director of new Eureka Financial Corp. if the board or an authorized committee of the board approved such compensation; and

•	any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of new Eureka Financial Corp.’s business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to new Eureka Financial Corp.’s employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the audit committee. In determining whether to approve or ratify a related person transaction, the audit committee will consider all relevant factors, including:

•	whether the terms of the proposed transaction are at least as favorable to new Eureka Financial Corp. as those that might be achieved with an unaffiliated third party;

•	the size of the transaction and the amount of consideration payable to the related person;

•	the nature of the interest of the related person;

•	whether the transaction may involve a conflict of interest; and

•	whether the transaction involves the provision of goods and services to new Eureka Financial Corp. that are available from unaffiliated third parties.

A member of the audit committee who has an interest in the transaction will abstain from voting on the approval of the transaction but may, if so requested by the chairman of the audit committee, participate in some or all of the discussion relating to the transaction.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by new Eureka Financial Corp. to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Eureka Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Eureka Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Eureka Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although Eureka Bank does not currently have such a program in place. All outstanding loans made by Eureka Bank to its directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Eureka Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Pursuant to new Eureka Financial Corp.’s audit committee charter, the audit committee will periodically review, no less frequently than quarterly, a summary of new Eureka Financial Corp.’s transactions with directors and executive officers of new Eureka Financial Corp. and with firms that employ directors, as well as any other related person transactions, to recommend to the disinterested members of the board of directors that the transactions are fair, reasonable and within new Eureka Financial Corp. policy and should be ratified and approved. Also, in accordance with banking regulations and its policy, the board of directors will review all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of new Eureka Financial Corp.’s capital and surplus (up to a maximum of $500,000) and such loans must be approved in advance by a majority of the disinterested members of the board of directors. Additionally, pursuant to new Eureka Financial Corp.’s Code of Ethics and Business Conduct, all executive officers and directors of new Eureka Financial Corp. must disclose any existing or potential conflicts of interest to the President and Chief Executive Officer of new Eureka Financial Corp. Such potential conflicts of interest include, but are not limited to, the following: (1) new Eureka Financial Corp. conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (2) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with new Eureka Financial Corp.

Indemnification for Directors and Officers

New Eureka Financial Corp.’s articles of incorporation provide that new Eureka Financial Corp. must indemnify all directors and officers of new Eureka Financial Corp. against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of new Eureka Financial Corp. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party. Except insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of new Eureka Financial Corp. pursuant to its articles of incorporation or otherwise, new Eureka Financial Corp. has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Stock Ownership

The following table provides information as of December 31, 2010 about the persons known to old Eureka Financial Corp. to be the beneficial owners of more than 5% of our outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

	Number of Shares	Percent of Common
Name and Address	Owned	Stock Outstanding(1)

Eureka Bancorp, MHC(2)	730,239	57.9%
3455 Forbes Avenue Pittsburgh, Pennsylvania 15213

(1)	Based on 1,261,231 shares of old Eureka Financial Corp.’s common stock outstanding and entitled to vote as of December 31, 2010.

(2)	The members of the board of directors of Eureka Bancorp, MHC also constitute the board of directors of old Eureka Financial Corp. and Eureka Bank.

The following table provides information about the shares of old Eureka Financial Corp. common stock that may be considered to be owned by each director and director nominee of old Eureka Financial Corp., each executive officer named in the summary compensation table and by all directors, director nominees and executive officers of old Eureka Financial Corp. as a group as of December 31, 2010. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

		Percent of
	Number of Shares	Common Stock
Name	Owned	Outstanding(1)

Directors:
Mark B. Devlin	22,185	1.8%
Robert J. Malone	14,085	1.1
Paul M. Matvey	9,385	*
Dennis P. McManus	9,885	*
William F. Ryan	14,475	1.1
Edward F. Seserko	43,775	3.5
Named Executive Officer Who Is Not Also A Director:
Gary B. Pepper	33,417	2.6
All Executive Officers, Directors and Director Nominees as a Group (7 persons)	147,207	11.7%

*	Does not exceed 1.0% of old Eureka Financial Corp.’s outstanding common stock.

(1)	Based on 1,261,231 shares of old Eureka Financial Corp.’s common stock outstanding and entitled to vote as of December 31, 2010.

Subscriptions by Executive Officers and Directors

The table below sets forth, for each of our directors and named executive officers and for all of the directors and named executive officers as a group, the following information:

•	the number of shares of new Eureka Financial Corp. common stock to be received in exchange for shares of old Eureka Financial Corp. common stock upon consummation of the conversion and the offering, based upon their beneficial ownership of old Eureka Financial Corp. common stock as of December 31, 2010;

•	the proposed purchases of new Eureka Financial Corp. common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	the total amount of new Eureka Financial Corp. common stock to be held upon consummation of the conversion and the offering.

In each case, it is assumed that shares are sold and the exchange ratio is calculated at the midpoint of the offering range. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 33.0% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. See “The Conversion and Offering — Limitations on Purchases of Shares.”

	Number of
	Shares Received	Proposed Purchases of		Total Common Stock
	in Exchange for	Stock in the Offering(1)		to be Held
	Shares of Old	Number		Number	Percentage of
	Eureka Financial	of	Dollar	of	Total
Name of Beneficial Owner	Corp.(2)	Shares	Amount	Shares(2)	Outstanding(3)

Directors:
Mark B. Devlin	24,303	20,000	$200,000	44,303	3.2%
Robert J. Malone	15,430	500	5,000	15,930	1.2
Paul M. Matvey	10,281	5,000	50,000	15,281	1.1
Dennis P. McManus	10,829	5,000	50,000	15,829	1.1
William F. Ryan	15,857	10,000	100,000	25,857	1.9
Edward F. Seserko	47,955	20,000	200,000	67,955	4.9
Named Executive Officer Who Is Not Also Director:
Gary B. Pepper	36,608	20,000	200,000	56,608	4.1
All Directors and Named Executive Officers as a Group (7 persons)	161,265	80,500	$805,000	241,763	17.5%

(1)	Includes shares to be purchased by certain officers through self-directed purchases within Eureka Bank’s 401(k) Plan. Such purchases will receive the same purchase priorities, and be subject to the same purchase limitations, as purchases made by such officers using other funds. Also includes proposed subscriptions, if any, by associates.

(2)	Based on information presented in “Stock Ownership.” Excludes shares that may be acquired upon the exercise of outstanding stock options.

(3)	If shares are sold and the exchange ratio is calculated at the minimum of the offering range, all directors and officers as a group would own 20.6% of the outstanding shares of new Eureka Financial Corp. common stock.

Regulation and Supervision

General

Eureka Bank, as a federal savings association, is currently subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and by the Federal Deposit Insurance Corporation as the insurer of its deposits. Eureka Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Eureka Bank must file reports with the Office of Thrift Supervision concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision to evaluate Eureka Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on new Eureka Financial Corp. and Eureka Bank and their operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) makes extensive changes to the regulation of Eureka Bank. Under the Dodd-Frank Act, the Office of Thrift Supervision will be eliminated and responsibility for the supervision and regulation of federal savings associations such as Eureka Bank will be transferred to the Office of the Comptroller of the Currency. The Office of the Comptroller of the Currency is the agency that is primarily responsible for the regulation and supervision of national banks. The transfer of regulatory functions will take place over a transition period of up to one year (subject to a possible six month extension). Additionally, the Dodd-Frank Act creates a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau will assume responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and will have authority to impose new requirements, a function currently assigned to prudential regulators. However, institutions of less than $10 billion in assets, such as Eureka Bank, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the enforcement authority of, their prudential regulators.

Certain of the regulatory requirements that are or will be applicable to Eureka Bank and new Eureka Financial Corp. are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Eureka Bank and new Eureka Financial Corp. and is qualified in its entirety by reference to the actual statutes and regulations.

Federal Banking Regulation

Business Activities.  The activities of federal savings banks, such as Eureka Bank, are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.

Capital Requirements.  The applicable capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The regulations also require that, in meeting the tangible, leverage and risk-

based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the capital regulation based on the risks believed inherent in the type of asset. Tier 1 (core) capital is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible debt securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular risks or circumstances. At September 30, 2010, Eureka Bank met each of its capital requirements.

Prompt Corrective Regulatory Action.  The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings association that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings association is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company up to the lesser of 5% of the savings association’s total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital requirements. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts.  Eureka Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Under the Federal Deposit Insurance Corporation’s existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. Effective April 1, 2009, assessment rates range from seven to 77.5 basis points. The Dodd-Frank Act requires the Federal Deposit Insurance Corporation to amend its assessment procedures to base assessments on total assets less tangible equity rather than deposits. The Federal Deposit Insurance Corporation has recently issued a proposed rule that, if finalized, would implement the change during the second quarter of 2011. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Federal Deposit Insurance Corporation imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution’s deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of June 30, 2010, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to difficult economic conditions, deposit insurance per account owner was recently raised to $250,000. That change was made permanent by the Dodd-Frank Act. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts would receive unlimited insurance coverage until December 31, 2010 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2010 would be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. Eureka Bank participates in the unlimited non-interest bearing transaction account coverage and Eureka Bank and old Eureka Financial Corp. opted not to participate in the unsecured debt guarantee program. The Dodd-Frank Act extends the unlimited coverage for certain non-interest bearing transaction accounts through December 31, 2012.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the four quarters ended September 30, 2010 averaged 1.04 basis points of assessable deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Eureka Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Eureka Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower.  Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Qualified Thrift Lender Test.  Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least nine months out of each 12-month period.

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and the Dodd-Frank Act also specifies that failing the qualified thrift lender test is a violation of law that could result in an enforcement action and dividend limitations. As of September 30, 2010, Eureka Bank maintained 100.0% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions.  Federal regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Eureka Bank, it is a subsidiary of a holding company. If Eureka Bank’s capital ever fell below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the Office of Thrift Supervision determines that such distribution would constitute an unsafe or unsound practice.

Standards for Safety and Soundness.  The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings association fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.

Community Reinvestment Act.  All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution’s failure to satisfactorily comply with the provisions of the Community Reinvestment Act could result in denials of regulatory applications. Responsibility for administering the Community Reinvestment Act, unlike other fair lending laws, is not being transferred to the Consumer Financial Protection Bureau. Eureka Bank received an “outstanding” Community Reinvestment Act rating in its most recently completed examination.

Transactions with Related Parties.  Federal law limits Eureka Bank’s authority to engage in transactions with “affiliates” (e.g., any entity that controls or is under common control with Eureka Bank, including old Eureka Financial Corp. and Eureka Bancorp, MHC and their other subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by new Eureka Financial Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Eureka Bank’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Eureka Bank may make to insiders based, in part, on Eureka Bank’s capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved.

Enforcement.  The Office of Thrift Supervision currently has primary enforcement responsibility over savings associations and has authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings association. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations. The Office of the Comptroller of the Currency will assume enforcement authority over federal savings associations under the Dodd-Frank Act regulatory restructuring.

Assessments.  Savings associations are required to pay assessments to the Office of Thrift Supervision to fund the agency’s operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings association’s (including consolidated subsidiaries) total assets, financial condition and complexity of its portfolio. The Office of Thrift Supervision assessments paid by Eureka Bancorp, MHC, old Eureka Financial Corp. and Eureka Bank for the year ended September 30, 2010 totaled $49,800. The Office of the Comptroller of the Currency, which will succeed the Office of Thrift Supervision, is similarly funded through assessments imposed on regulated institutions.

Federal Home Loan Bank System.  Eureka Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Eureka Bank, as a member of the Federal Home Loan Bank of Pittsburgh, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Eureka Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at September 30, 2010 of $796,400. Due to financial distress, the Federal Home Loan Bank of Pittsburgh has not paid dividends since 2008.

Federal Reserve System.  The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $58.8 million; a 10% reserve ratio is applied above $58.8 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2011, require a 3% ratio for up to $58.8 million and an exemption of $10.7 million. Eureka Bank complies with the foregoing requirements. In October 2008, the Federal Reserve Board began paying interest on certain reserve balances.

Other Regulations

Eureka Bank’s operations are also subject to federal laws applicable to credit transactions, including the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Eureka Bank also are subject to laws such as the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check.

Holding Company Regulation

General.  New Eureka Financial Corp. will register as a savings and loan holding company with the Office of Thrift Supervision and will be subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations regarding its activities. In addition, the Office of Thrift Supervision will have enforcement authority over new Eureka Financial Corp. and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Eureka Bank. The Dodd-Frank Act transfers the responsibility for regulating and supervising savings and loan holding companies from the Office of Thrift Supervision to the Federal Reserve Board, the agency that currently regulates bank holding companies, over the previously mentioned one year transition period, with a possible six month extension.

New Eureka Financial Corp. will be able to engage only in activities permitted to a financial holding company and those permitted for a multiple savings and loan holding company, which includes non-banking activities that the Federal Reserve Board has determined to be permissible for bank holding companies.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings association or savings and loan holding company, without prior regulatory approval, and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings associations, factors considered include, among other things, the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive effects.

No acquisition may be approved that would result in a multiple savings and loan holding company controlling savings associations in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. There is a five year transition period before the capital requirements will apply to savings and loan holding companies.

The Dodd-Frank Act also imposes the source of strength doctrine on savings and loan holding companies. That Federal Reserve Board policy requires that a holding company serve as a source of strength for its subsidiary institution by providing capital, liquidity and other resources during times of financial distress. The Dodd-Frank Act mandates that regulations be promulgated to implement the doctrine.

Eureka Bank must notify the Office of Thrift Supervision thirty (30) days before declaring any dividend. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Acquisition of Control.  Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Regulatory Restructuring Legislation

On July 21, 2010, President Obama signed the Dodd-Frank Act, which is legislation that restructures the regulation of depository institutions. In addition to eliminating the Office of Thrift Supervision and creating the Consumer Financial Protection Bureau, the Dodd-Frank Act, among other things, implements changes in the way that institutions are assessed for deposit insurance, mandates the imposition of consolidated capital requirements on savings and loan holding companies, requires that originators of securitized loans retain a percentage of the risk for the transferred loans, reduces the federal preemption afforded to federal savings associations and contains a number of reforms related to mortgage origination. Many of the provisions of the Dodd-Frank Act require the issuance of regulations before their impact on operations can be assessed by management. However, there is a significant possibility that the Dodd-Frank Act will, at a minimum, increase compliance costs for Eureka Bank and new Eureka Financial Corp.

Federal Securities Laws

Upon completion of the conversion and offering, new Eureka Financial Corp. common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act. As a result, new Eureka Financial Corp. will be required to file quarterly and annual reports with the Securities and Exchange Commission and will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act.

Federal and State Taxation

Federal Income Taxation

General.  We report our income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2009. For its 2010 fiscal year, old Eureka Financial Corp.’s maximum federal income tax rate was 34.0%.

New Eureka Financial Corp. and Eureka Bank will enter into a tax allocation agreement. Because new Eureka Financial Corp. will own 100% of the issued and outstanding capital stock of Eureka Bank, new Eureka Financial Corp. and Eureka Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group new Eureka Financial Corp. is the common parent corporation. As a result of this affiliation, Eureka Bank may be included in the filing of a consolidated federal income tax return with new Eureka Financial Corp. and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves.  For fiscal years beginning before 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $905,000 of Eureka Bank’s accumulated bad debt reserves would not be recaptured into taxable income unless Eureka Bank makes a “non-dividend distribution” to old Eureka Financial Corp. or new Eureka Financial Corp. as described below.

Distributions.  If Eureka Bank makes “non-dividend distributions” to new Eureka Financial Corp., the distributions will be considered to have been made from Eureka Bank’s unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the “non-dividend distributions,” and then from Eureka Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Eureka Bank’s taxable income. Non-dividend distributions include distributions in excess of Eureka Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Eureka Bank’s current or accumulated earnings and profits will not be so included in Eureka Bank’s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Eureka Bank makes a non-dividend distribution to new Eureka Financial Corp., approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Eureka Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

New Eureka Financial Corp. and old Eureka Financial Corp. are subject to the Pennsylvania Corporation Net Income Tax and Capital Stock and Franchise Tax. The state Corporate Net Income Tax rate for fiscal years ended 2010 and 2009 was 9.99% and was imposed on Eureka Bank’s unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock Tax is a property tax imposed at the rate of 0.289% of a corporation’s capital stock value, which is determined in accordance with a fixed formula.

Eureka Bank is subject to a Pennsylvania mutual thrift institutions tax based on Eureka Bank’s financial net income determined in accordance with generally accepted accounting principles, with certain adjustments. The tax rate under the mutual thrift institutions tax is 11.5%.

Rights of Dissenting Shareholders

Under federal law, dissenters’ rights of appraisal are available to holders of common stock in connection with the conversion and reorganization. The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the regulations of the Office of Thrift Supervision, and is qualified in its entirety by the full text of Section 552.14 of the regulations of the Office of Thrift Supervision, which is referred to as Section 552.14 and is reprinted in its entirety as Appendix A to this proxy statement/prospectus. Any shareholder of old Eureka Financial Corp. who desires to exercise his or her dissenters’ rights should review carefully Section 552.14 and is urged to consult a legal advisor before electing or attempting to exercise his or her rights. All references in Section 552.14 to a “shareholder” are to the record holder of shares of old Eureka Financial Corp. common stock as to which dissenters’ rights are asserted. Subject to the exceptions stated below, holders of old Eureka Financial Corp. common stock who comply with the applicable procedures summarized below will be entitled to exercise dissenters’ rights under Section 552.14.

A shareholder electing to exercise his or her rights to dissent from the plan of conversion and reorganization is required to file with old Eureka Financial Corp. (addressed to Barbara A. Rota, Corporate Secretary, Eureka Financial Corp., 3455 Forbes Avenue, Pittsburgh, Pennsylvania 15213), before voting on the plan of conversion and reorganization, a written statement identifying himself or herself and stating his or her intention to demand appraisal of, and payment for, his or her shares. This demand must be made in addition to, and separate from, any proxy or vote. A failure to vote on the proposal to approve the plan of conversion and reorganization will not constitute a waiver of appraisal rights, but a vote for the plan of conversion and reorganization will be deemed a waiver of such rights. A vote against the proposal will not be deemed to satisfy the requirement to file the written statement. However, if a shareholder returns a signed proxy but does not specify a vote against the plan of conversion and reorganization, or a direction to abstain, the proxy, if not revoked before the annual meeting, will be voted for approval of the plan of conversion and reorganization, which will have the effect of waiving that shareholder’s dissenters’ rights.

Within ten days after the consummation of the conversion and reorganization, new Eureka Financial Corp. shall (1) give written notice of the effective date of the consummation of the conversion and reorganization by mail to any dissenting shareholder who has not voted in favor of the plan of conversion and reorganization, (2) make a written offer to each dissenting shareholder to pay for his or her shares at a specified price deemed by new Eureka Financial Corp. to be fair value of such shares, and (3) inform any dissenting shareholder that, within 60 days of the effective date of the consummation of the conversion and reorganization, the dissenting shareholder must file a petition with the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, if the shareholder and new Eureka Financial Corp. do not agree as to the fair market value, and surrender the certificates representing the shares as to which the dissent applies.

If within 60 days of the effective date of the consummation of the conversion and reorganization the fair value is agreed upon between new Eureka Financial Corp. and any dissenting shareholder, payment will be made within 90 days of the effective date of the consummation of the conversion and reorganization. If within such period, however, new Eureka Financial Corp. and any dissenting shareholder do not agree as to the fair value of such shares, such shareholder may file a petition with the Office of Thrift Supervision demanding a determination of the fair market value of the stock. A copy of such petition must be sent by registered or certified mail to new Eureka Financial Corp. Any such shareholder who fails to file the petition within 60 days of the completion of the conversion and reorganization is deemed to have accepted the terms of the plan of conversion and reorganization.

Each dissenting shareholder, within 60 days of the effective date of the consummation of the conversion and reorganization, must submit his or her certificates to the transfer agent for notation thereon that an appraisal and payment have been demanded. Any shareholder who fails to submit his or her certificates will not be entitled to appraisal rights and will be deemed to have accepted the terms of the plan of conversion and reorganization.

Any shareholder who is demanding payment for his shares in accordance with Section 552.14 shall not thereafter be entitled to vote or exercise any rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of Section 552.14 and the right to maintain certain legal actions. The respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

Comparison of Shareholders’ Rights

As a result of the conversion, current holders of old Eureka Financial Corp. common stock will become shareholders of new Eureka Financial Corp. There are certain differences in shareholder rights arising from distinctions between the federal stock charter and bylaws of old Eureka Financial Corp. and the articles of incorporation and bylaws of new Eureka Financial Corp. and from distinctions between laws with respect to federally chartered savings and loan holding companies and Maryland law.

In some instances, the rights of shareholders of new Eureka Financial Corp. will be less than the rights shareholders of old Eureka Financial Corp. currently have. The decrease in shareholder rights under the Maryland articles of incorporation and bylaws are not mandated by Maryland law but have been chosen by management as being in the best interest of new Eureka Financial Corp. In some instances, the differences in shareholder rights may increase management rights. In other instances, the provisions in new Eureka Financial Corp.’s articles of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult. We believe that the provisions described below are prudent and will enhance our ability to remain an independent financial institution and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the conversion proceeds into productive assets and allow us to implement our business plan during the initial period after the conversion. We believe these provisions are in the best interests of new Eureka Financial Corp. and its shareholders.

The following discussion is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather summarizes the more significant differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the articles of incorporation and bylaws of new Eureka Financial Corp. and Maryland law.

Authorized Capital Stock.  The authorized capital stock of old Eureka Financial Corp. consists of 10,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $0.10 per share. The authorized capital stock of the new Eureka Financial Corp. will consist of 10,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share.

Old Eureka Financial Corp.’s charter and new Eureka Financial Corp.’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.

Issuance of Capital Stock.  Currently, pursuant to applicable laws and regulations, Eureka Bancorp, MHC is required to own not less than a majority of the outstanding common stock of old Eureka Financial

Corp. There will be no such restriction applicable to new Eureka Financial Corp. following consummation of the conversion, as Eureka Bancorp, MHC will cease to exist.

New Eureka Financial Corp.’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of new Eureka Financial Corp., whereas old Eureka Financial Corp.’s federal stock charter provides that no shares may be issued to directors, officers or controlling persons other than as part of a general public offering, or to directors for purposes of qualifying for service as directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, new Eureka Financial Corp. could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of the capital stock of new Eureka Financial Corp. could be issued directly to directors or officers without shareholder approval. However, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. We plan to submit the stock compensation plan discussed in this proxy statement/prospectus to shareholders for their approval.

Neither the federal stock charter and bylaws of old Eureka Financial Corp. nor the articles of incorporation and bylaws of new Eureka Financial Corp. provide for preemptive rights to shareholders in connection with the issuance of capital stock.

Voting Rights.  Neither the federal stock charter of old Eureka Financial Corp. nor the articles of incorporation of new Eureka Financial Corp. permits cumulative voting in the election of directors. Cumulative voting entitles you to a number of votes equaling the number of shares you hold multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when two directors are to be elected, cumulative voting allows a holder of 100 shares to cast 200 votes for a single nominee, apportion 100 votes for each nominee, or apportion 200 votes in any other manner.

Payment of Dividends.  The ability of Eureka Bank to pay dividends on its capital stock is restricted by Office of Thrift Supervision regulations and by tax considerations related to savings associations. Eureka Bank will continue to be subject to these restrictions after the conversion, and such restrictions will indirectly affect new Eureka Financial Corp. because dividends from Eureka Bank will be a primary source of funds for the payment of dividends to the shareholders of new Eureka Financial Corp.

Maryland law generally provides that, unless otherwise restricted in a corporation’s articles of incorporation, a corporation’s board of directors may authorize and a corporation may pay dividends to shareholders. However, a distribution may not be made if, after giving effect thereto, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than its total liabilities.

Board of Directors.  The bylaws of old Eureka Financial Corp. and the articles of incorporation of new Eureka Financial Corp. each require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of old Eureka Financial Corp. and the bylaws of new Eureka Financial Corp., any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present. Any director of old Eureka Financial Corp. so chosen shall hold office until the next annual meeting of shareholders, and any director of new Eureka Financial Corp. so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified.

The bylaws of new Eureka Financial Corp. provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

Under the bylaws of old Eureka Financial Corp., directors may be removed only for cause by the vote of the holders of a majority of the shares of stock entitled to vote at a meeting of shareholders called for such purpose. The bylaws of new Eureka Financial Corp. impose the same limitation.

Limitations on Liability.  The articles of incorporation of new Eureka Financial Corp. provide that, to the fullest extent permitted under Maryland law, the directors and officers of new Eureka Financial Corp. shall have no personal liability to new Eureka Financial Corp. or its shareholders for money damages except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (3) to the extent otherwise provided by the Maryland General Corporation Law.

Currently, federal law does not permit federally chartered savings and loan holding companies like old Eureka Financial Corp. to limit the personal liability of directors in the manner provided by Maryland law and the laws of many other states.

Indemnification of Directors, Officers, Employees and Agents.  Federal regulations provide that old Eureka Financial Corp. must indemnify its directors, officers and employees for any costs incurred in connection with any action involving any such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of old Eureka Financial Corp. or its shareholders. Old Eureka Financial Corp. also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, old Eureka Financial Corp. is required to notify the Office of Thrift Supervision of its intention and such payment cannot be made if the Office of Thrift Supervision objects thereto.

The articles of incorporation of new Eureka Financial Corp. provide that it will indemnify its directors and officers, whether serving it or at its request any other entity, to the fullest extent required or permitted under Maryland law. Such indemnification includes the advancement of expenses. The articles of incorporation of new Eureka Financial Corp. also provide that new Eureka Financial Corp. will indemnify its employees and agents and any director, officer, employee or agent of any other entity to such extent as shall be authorized by the board of directors and be permitted by law.

Special Meetings of Shareholders.  The bylaws of old Eureka Financial Corp. provide that special meetings of the shareholders of old Eureka Financial Corp. may be called by the Chairman, President, a majority of the board of directors or the holders of not less than one-tenth of the outstanding capital stock of old Eureka Financial Corp. entitled to vote at the meeting. The bylaws of new Eureka Financial Corp. provide that special meetings of shareholders may be called by the Chairman, the President or by two-thirds of the total number of directors. In addition, Maryland law provides that a special meeting of shareholders may be called by the Secretary upon written request of the holders of a majority of all the shares entitled to vote at a meeting.

Shareholder Nominations and Proposals.  The bylaws of old Eureka Financial Corp. provide an advance notice procedure for shareholders to nominate directors or bring other business before an annual or special meeting of shareholders of old Eureka Financial Corp. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the old Eureka Financial Corp. board of directors or by a shareholder who has given appropriate notice to old Eureka Financial Corp. before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given old Eureka Financial Corp. appropriate notice of its intention to bring that business before the meeting.

New Eureka Financial Corp.’s bylaws establish a similar advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders of new Eureka Financial Corp. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the new Eureka Financial Corp. board of directors or by a shareholder who has given appropriate notice to new Eureka Financial Corp. before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given new Eureka Financial Corp. appropriate notice of its intention to bring that business before the meeting. New Eureka Financial Corp.’s secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide certain information to new Eureka Financial Corp. concerning the nature of the new business, the shareholder, the shareholder’s ownership in the new Eureka Financial Corp. and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide new Eureka Financial Corp. with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives new Eureka Financial Corp.’s board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform shareholders and make recommendations about those matters.

Shareholder Action Without a Meeting.  Under Maryland law, action may be taken by shareholders of new Eureka Financial Corp. without a meeting if all shareholders entitled to vote on the action give written consent to taking such action without a meeting. Similarly, the bylaws of old Eureka Financial Corp. provide that action may be taken by shareholders without a meeting if all shareholders entitled to vote on the matter consent to the taking of such action without a meeting.

Shareholder’s Right to Examine Books and Records.  A federal regulation, which is currently applicable to old Eureka Financial Corp., provides that shareholders holding of record at least $100,000 of stock or at least 1% of the total outstanding voting shares may inspect and make extracts from specified books and records of a federally chartered savings and loan association after proper written notice for a proper purpose.

Under Maryland law, a shareholder who has been a shareholder of record for at least six months or who holds, or is authorized in writing by holders of, at least 5% of the outstanding shares of any class or series of stock of a corporation has the right, for any proper purpose and upon at least 20 days’ written notice, to inspect in person or by agent, the corporation’s books of account and its stock ledger. In addition, under Maryland law, any shareholder or his agent, upon at least seven days’ written notice, may inspect and copy during usual business hours, the corporation’s bylaws, minutes of the proceedings of shareholders’ annual statements of affairs and voting trust agreements.

Limitations on Voting Rights.  The articles of incorporation of new Eureka Financial Corp. provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of new Eureka Financial Corp. or any subsidiary or a trustee of a plan.

In addition, Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of new Eureka Financial Corp.’s equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The charter of old Eureka Financial Corp. provides that no person, other than Eureka Bancorp, MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of old Eureka Financial Corp. or any subsidiary.

Mergers, Consolidations and Sales of Assets.  Federal regulations currently require the approval of two-thirds of the board of directors of old Eureka Financial Corp. and the holders of two-thirds of the outstanding stock of old Eureka Financial Corp. entitled to vote thereon for mergers, consolidations and sales of all or substantially all of its assets. Such regulation permits old Eureka Financial Corp. to merge with another corporation without obtaining the approval of its shareholders if:

•	it does not involve an interim savings institution;

•	the charter of old Eureka Financial Corp. is not changed;

•	each share of old Eureka Financial Corp. stock outstanding immediately before the effective date of the transaction is to be an identical outstanding share or a treasury share of old Eureka Financial Corp. after such effective date; and

•	either: (a) no shares of voting stock of old Eureka Financial Corp. and no securities convertible into such stock are to be issued or delivered under the plan of combination or (b) the authorized unissued shares or the treasury shares of voting stock of old Eureka Financial Corp. to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of old Eureka Financial Corp. outstanding immediately before the effective date of the transaction.

Under Maryland law, a merger or consolidation of new Eureka Financial Corp. requires approval of two-thirds of all votes entitled to be cast by shareholders, except that no approval by shareholders is required for a merger if:

•	the plan of merger does not make an amendment of the articles of incorporation that would be required to be approved by the shareholders;

•	each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•	the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger. The articles of incorporation of new Eureka Financial Corp. reduce the vote required for a merger or consolidation to a majority of the total shares outstanding.

In addition, under certain circumstances the approval of the shareholders shall not be required to authorize a merger with or into a 90% owned subsidiary of new Eureka Financial Corp.

Under Maryland law, a sale of all or substantially all of new Eureka Financial Corp.’s assets other than in the ordinary course of business, or a voluntary dissolution of new Eureka Financial Corp., requires the approval of its board of directors and the affirmative vote of two-thirds of the votes entitled to be cast on the matter.

Business Combinations with Interested Shareholders.  Under Maryland law, “business combinations” between new Eureka Financial Corp. and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of new Eureka Financial Corp.’s voting stock after the date on which new Eureka Financial Corp. had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of new Eureka Financial Corp. at any time after the date on which new Eureka Financial Corp. had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of new Eureka Financial Corp. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between new Eureka Financial Corp. and an interested shareholder generally must be recommended by the board of directors of new Eureka Financial Corp. and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of new Eureka Financial Corp. and (2) two-thirds of the votes entitled to be cast by holders of voting stock of new Eureka Financial Corp. other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if new Eureka Financial Corp.’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Neither the charter or bylaws of old Eureka Financial Corp. nor the federal laws and regulations applicable to old Eureka Financial Corp. contain a provision that restricts business combinations between old Eureka Financial Corp. and any interested stockholder in the manner set forth above.

Dissenters’ Rights of Appraisal.  A federal regulation that is applicable to old Eureka Financial Corp. generally provides that a shareholder of a federally chartered savings and loan association that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the institution, subject to specified procedural requirements. This regulation also provides, however, that the shareholders of a federally chartered savings and loan association that is listed on a national securities exchange are not entitled to dissenters’ rights in connection with a merger if the shareholder is required to accept only “qualified consideration” for his or her stock, which is defined to include cash, shares of stock of any institution or corporation which at the effective date of the merger will be listed on a national securities exchange or any combination of such shares of stock and cash. This exception does not apply to old Eureka Financial Corp. because its stock is not listed on a national securities exchange which includes the Nasdaq Stock Market.

Under Maryland law, shareholders of new Eureka Financial Corp. have the right to dissent from any plan of merger or consolidation to which new Eureka Financial Corp. is a party, and to demand payment for the fair value of their shares unless the articles of incorporation provide otherwise. Pursuant to new Eureka Financial Corp.’s articles of incorporation, holders of new Eureka Financial Corp. common stock are not entitled to exercise the rights of an objecting shareholder.

Evaluation of Offers; Other Corporate Constituencies.  The articles of incorporation of new Eureka Financial Corp. provide that its directors, in discharging their duties to new Eureka Financial Corp. and in determining what they reasonably believe to be in the best interest of new Eureka Financial Corp., may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the economic effect, both immediate and long-term, upon new Eureka Financial Corp.’s shareholders, including shareholders, if any, choosing not to participate in the transaction; (b) effects, including any social and economic effects on the employees, suppliers, creditors, depositors and customers of, and others dealing with, new Eureka Financial Corp. and its subsidiaries and on the communities in which new Eureka Financial Corp. and its subsidiaries operate or are located; (c) whether the proposal is acceptable based on the historical and current operating results or financial condition of new Eureka Financial Corp.; (d) whether a more favorable price could be obtained for new Eureka Financial Corp.’s stock or other securities in the future; (e) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees; (f) the future value of the stock or any other securities of new Eureka Financial Corp.; and (g) any antitrust or other legal and regulatory issues that are raised by the proposal. If on the basis of these factors the board of directors determines that any proposal or offer to acquire new Eureka Financial Corp. is not in the best interest of new Eureka Financial Corp., it may reject such proposal or offer. If the board of directors determines to reject any such proposal or offer, the board of directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

By having these standards in the articles of incorporation of new Eureka Financial Corp., the board of directors may be in a stronger position to oppose such a transaction if the board of directors concludes that the transaction would not be in the best interest of new Eureka Financial Corp., even if the price offered is significantly greater than the market price of any equity security of new Eureka Financial Corp.

Amendment of Governing Instruments.  No amendment of the charter of old Eureka Financial Corp. may be made unless it is first proposed by the board of directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of new Eureka Financial Corp. generally may be amended by the holders of a majority of the shares entitled to vote, provided that any amendment of Section C of Article Sixth (limitation on common stock voting rights), Section B of Article Seventh (classification of board of directors), Sections F and J of Article Eighth (amendment of bylaws and elimination of director and officer liability) and Article Tenth (amendment of certain provisions of the Articles), must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the shareholders to the fullest extent allowed under Maryland law.

The bylaws of old Eureka Financial Corp. may be amended in a manner consistent with regulations of the Office of Thrift Supervision and shall be effective after (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the shareholders of old Eureka Financial Corp. at any legal meeting and (2) receipt of applicable regulatory approval. The bylaws of new Eureka Financial Corp. may be amended by the affirmative vote of a majority of the directors or by the vote of the holders of not less than 75% of the votes entitled to be cast by holders of the capital stock of new Eureka Financial Corp. entitled to vote generally in the election of directors (considered for this purpose as one class) at a meeting of the shareholders called for that purpose at which a quorum is present (provided that notice of such proposed amendment is included in the notice of such meeting).

Restrictions on Acquisition of New Eureka Financial Corp.

General

Certain provisions in the articles of incorporation and bylaws of new Eureka Financial Corp. may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Articles of Incorporation and Bylaws of New Eureka Financial Corp.

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal and state regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our articles of incorporation and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Limitation on Voting Rights.  Our articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of new Eureka Financial Corp. or any subsidiary or a trustee of a plan.

Classified Board.  Our board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of new Eureka Financial Corp.

Filling of Vacancies; Removal.  Our bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a vote of a majority of the directors then in office. A person elected to fill a vacancy on the board of directors will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified. Our bylaws provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the shares entitled to vote in the election of directors. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

Qualification.  Our bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. These provisions contained in our bylaws may prevent shareholders from nominating themselves or persons of their choosing for election to the board of directors.

Elimination of Cumulative Voting.  Our articles of incorporation provide that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.

Special Meetings of Shareholder.  Our shareholders must act only through an annual or special meeting. Special meetings of shareholders may only be called by the Chairman, the President, by two-thirds of the total number of directors or by the Secretary upon the written request of the holders of a majority of all the shares entitled to vote at a meeting. The limitations on the calling of special meetings of shareholders may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Amendment of Articles of Incorporation.  Our articles of incorporation provide that certain amendments to our articles of incorporation relating to a change in control of us must be approved by at least 75% of the outstanding shares entitled to vote.

Advance Notice Provisions for Shareholder Nominations and Proposals.  Our bylaws establish an advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a shareholder who has given appropriate notice to us before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given us appropriate notice of the shareholder’s intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days before the date of the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide us with certain information concerning the nature of the new business, the shareholder, the shareholder’s ownership of new Eureka Financial Corp. and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about those matters.

Authorized but Unissued Shares of Capital Stock.  Following the offering, we will have authorized but unissued shares of common and preferred stock. Our articles of incorporation authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Business Combinations with Interested Stockholders.  Under Maryland law, “business combinations” between new Eureka Financial Corp. and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of new Eureka Financial Corp.’s voting stock after the date on which new Eureka Financial Corp. had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of new Eureka Financial Corp. at any time after the date on which new Eureka Financial Corp. had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of new Eureka Financial Corp. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between new Eureka Financial Corp. and an interested shareholder generally must be recommended by the board of directors of new Eureka Financial Corp. and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of new Eureka Financial Corp. and (2) two-thirds of the votes entitled to be cast by holders of voting stock of new Eureka Financial Corp. other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if new Eureka Financial Corp.’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Regulatory Restrictions

Office of Thrift Supervision Regulations.  Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

Change in Bank Control Act.  The acquisition of 10% or more of our outstanding common stock may trigger the provisions of the Change in Bank Control Act. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Office of Thrift Supervision regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

Description of New Eureka Financial Corp. Capital Stock

The common stock of new Eureka Financial Corp. represents nonwithdrawable capital, is not an account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

General

New Eureka Financial Corp. is authorized to issue 10,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01. Each share of new Eureka Financial Corp.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. New Eureka Financial Corp. will not issue any shares of preferred stock in the conversion and offering.

Common Stock

Dividends.  New Eureka Financial Corp. can pay dividends if, as and when declared by its board of directors. The payment of dividends by new Eureka Financial Corp. is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of new Eureka Financial Corp. will be entitled to receive and share equally in dividends declared by the board of directors of new Eureka Financial Corp. If new Eureka Financial Corp. issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock of new Eureka Financial Corp. will possess exclusive voting rights in new Eureka Financial Corp. They will elect new Eureka Financial Corp.’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of New Eureka Financial Corp.,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If new Eureka Financial Corp. issues preferred stock, holders of new Eureka Financial Corp. preferred stock may also possess voting rights.

Liquidation.  If there is any liquidation, dissolution or winding up of Eureka Bank, new Eureka Financial Corp., as the sole holder of Eureka Bank’s capital stock, would be entitled to receive all of Eureka Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Eureka Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of new Eureka Financial Corp., the holders of its common stock would be entitled to receive all of the assets of new Eureka Financial Corp. available for distribution after payment or provision for payment of all its debts and liabilities. If new Eureka Financial Corp. issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption.  Holders of the common stock of new Eureka Financial Corp. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

New Eureka Financial Corp. will not issue any preferred stock in the conversion and offering and it has no current plans to issue any preferred stock after the conversion and offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock of new Eureka Financial Corp. will be Illinois Stock Transfer Company, Chicago, Illinois.

Registration Requirements

In connection with the conversion and offering, we will register our common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the conversion and offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

Legal and Tax Opinions

The legality of our common stock has been passed upon for us by Kilpatrick Townsend & Stockton LLP, Washington, D.C. The federal income tax consequences of the conversion have been opined upon by Kilpatrick Townsend & Stockton LLP. ParenteBeard LLC has provided an opinion to us regarding the Pennsylvania income tax consequences of the conversion. Kilpatrick Townsend & Stockton LLP and ParenteBeard LLC have consented to the references to their opinions in this proxy statement/prospectus.

Experts

The consolidated financial statements of old Eureka Financial Corp. and subsidiary as of September 30, 2010 and 2009, and for each of the years then ended, have been included herein in reliance upon the report of ParenteBeard LLC, an independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The discussions related to state income taxes included under the “Material Income Tax Consequences” heading of “Proposal 1 — Approval of The Plan of Conversion” section, were prepared for the Company by ParenteBeard LLC, an independent registered public accounting firm, and have been included herein upon the authority of said firm as experts in tax matters.

Feldman Financial Advisors has consented to the summary in this proxy statement/prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this proxy statement/prospectus.

Submission of Business Proposals and Shareholder Nominations

Old Eureka Financial Corp. must receive proposals that shareholders seek to include in the proxy statement for old Eureka Financial Corp.’s next annual meeting no later than September 21, 2011. If next year’s annual meeting is held on a date more than 30 calendar days from February 22, 2012, a shareholder proposal must be received by a reasonable time before old Eureka Financial Corp. begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

Old Eureka Financial Corp.’s Bylaws provide that, to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Secretary not less than five days before the date of the annual meeting. A copy of the Bylaws may be obtained from old Eureka Financial Corp.

Shareholder Communications

Old Eureka Financial Corp. encourages shareholder communications to the board of directors and/or individual directors. All communications from shareholders should be addressed to old Eureka Financial Corp., 3455 Forbes Avenue, Pittsburgh, Pennsylvania 15213. Communications to the board of directors should be in the care of Barbara A. Rota, Corporate Secretary. Communications to individual directors should be sent to such director at old Eureka Financial Corp.’s address. Shareholders who wish to communicate with a committee of the board should send their communications to the care of the chairman of the particular committee, with a copy to Dennis P. McManus, the chairman of the Nominating and Governance Committee. It is in the discretion of the Nominating and Governance Committee whether any communication sent to the full board should be brought before the full board.

Miscellaneous

If you and others who share your address own your shares in “street name,” your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in “street name” and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

If you and others who share your address own your shares in street name, your broker or other holder of record may be sending only one Annual Report and proxy statement to your address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate Annual Report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of our Annual Report and proxy statement, you can request householding by contacting your broker or other holder of record.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock to be issued in exchange for shares of old Eureka Financial Corp. common stock. This proxy statement/prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this proxy statement/prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Eureka Bancorp, MHC has filed an application for approval of the plan of conversion with the Office of Thrift Supervision. This proxy statement/prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW, Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

A copy of the plan of conversion is available without charge from Eureka Bank.

The appraisal report of Feldman Financial Advisors, Inc. been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its Web site as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

* * *

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for new Eureka Financial Corp. have not been included in this proxy statement/prospectus because new Eureka Financial Corp., which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Eureka Financial Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of Eureka Financial Corporation and Subsidiary (the “Company”) as of September 30, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the each of the years in the two-year period ended September 30, 2010. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Pittsburgh, Pennsylvania
November 30, 2010

Eureka Financial Corporation and Subsidiary

Consolidated Balance Sheets
September 30, 2010 and 2009

	2010	2009

ASSETS
Cash and due from banks	$886,456	$896,619
Interest-bearing deposits in other banks	10,763,745	4,521,226

Cash and Cash Equivalents	11,650,201	5,417,845
Investment securities available for sale	—	582,922
Investment securities held to maturity (fair value of $10,522,353 and $3,068,928, respectively)	10,482,550	3,052,741
Mortgage-backed securities, available for sale	38,595	58,492
Federal Home Loan Bank stock, at cost	796,400	796,400
Loans receivable, net of allowance for loan losses of $905,038 and $831,987, respectively	98,033,540	94,490,208
Premises and equipment, net	1,360,233	1,428,726
Deferred tax asset, net	2,018,594	2,197,733
Accrued interest receivable and other assets	2,929,470	765,949

Total Assets	$127,309,583	$108,791,016

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposit Accounts:
Non-interest bearing	$3,417,157	$2,498,476
Interest bearing	107,626,407	89,275,471

Total Deposits	111,043,564	91,773,947
Advances from borrowers for taxes and insurance	429,816	430,316
FHLB advances	1,000,000	2,000,000
Accrued interest payable and other liabilities	706,879	782,684

Total Liabilities	113,180,259	94,986,947

Total Commitments and Contingencies (Note 14)	—	—
Stockholders’ Equity
Common stock, $.10 par value; 4,000,000 shares authorized; 1,377,810 shares issued; 1,261,231 and 1,260,287, shares outstanding, respectively	137,781	137,781
Paid-in capital	6,348,745	6,351,129
Retained earnings — substantially restricted	9,111,556	8,711,393
Accumulated other comprehensive income	97	84,477

	15,598,179	15,284,780
Treasury stock, 116,579 and 117,523, shares at cost, respectively	(1,468,855)	(1,480,711)

Total Stockholders’ Equity	14,129,324	13,804,069

Total Liabilities and Stockholders’ Equity	$127,309,583	$108,791,016

See Notes to Consolidated Financial Statements

Eureka Financial Corporation and Subsidiary

Consolidated Statements of Income
Years Ended September 30, 2010 and 2009

	2010	2009

Interest Income
Loans	$5,935,924	$5,742,627
Investment securities and other interest-earning assets	258,358	241,118
Mortgage-backed securities	3,214	4,941

Total Interest Income	6,197,496	5,988,686

Interest Expense
Deposits	1,994,101	2,299,160
FHLB advances	57,185	91,711

Total Interest Expense	2,051,286	2,390,871

Net Interest Income	4,146,210	3,597,815
Provision for Loan Losses	75,100	128,164

Net Interest Income after Provision for Loan Losses	4,071,110	3,469,651

Non-interest Income (Loss)
Fees on NOW accounts	42,699	39,534
Other income	31,350	36,308
Loss on impairment and sale of securities	(289,378)	—

Total Non-interest Income (Loss)	(215,329)	75,842

Non-interest Expenses
Salaries and benefits	1,564,456	1,404,643
Occupancy	349,489	365,034
Computer	183,653	166,123
Legal and accounting	212,107	213,817
Donations	8,375	4,725
FDIC insurance premiums	116,096	191,675
Other	247,986	228,899

Total Non-interest Expenses	2,682,162	2,574,916

Income before Income Tax Provision (Benefit)	1,173,619	970,577
Income Tax Provision (Benefit)	454,805	(2,421,343)

Net Income	$718,814	$3,391,920

Earnings per Common Share — Basic and Diluted	$0.57	$2.71

See Notes to consolidated financial statements

Eureka Financial Corporation and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended September 30, 2010 and 2009

				Accumulated
				Other
	Common	Paid-In	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income	Stock	Total

Balance September 30, 2008	$137,781	$6,359,425	$5,743,286	$20,046	$(1,638,868)	$10,621,670

Comprehensive income:
Net income			3,391,920			3,391,920
Other comprehensive income:
Unrealized gains on securities, net of deferred income tax of $(33,194)				64,431		64,431

Total Comprehensive Income						3,456,351

Dividends on common stock ($.60 per share)			(423,813)			(423,813)
Reissuance of treasury stock (28,864 shares)		(8,296)			255,282	246,986
Purchase of treasury stock (6,475 shares)					(97,125)	(97,125)

Balance September 30, 2009	$137,781	$6,351,129	$8,711,393	$84,477	$(1,480,711)	$13,804,069

Comprehensive income:
Net income			718,814			718,814

Other comprehensive income:
Change in net unrealized gains on available for sale securities, net of deferred income tax of $18				38		38
Less reclassification adjustment for securities sold, net of deferred income tax of ($43,488)				(84,418)		(84,418)

Other comprehensive income:						(84,380)

Other Comprehensive Income						634,434

Dividends on common stock ($.60 per share)			(318,651)			(318,651)
Reissuance of treasury stock (1,000 shares)		(2,384)			12,430	10,046
Transfer from terminated stock plan (56 shares)					(574)	(574)

Balance September 30, 2010	$137,781	$6,348,745	$9,111,556	$97	$(1,468,855)	$14,129,324

See Notes to Consolidated Financial Statements

Eureka Financial Corporation and Subsidiary

Consolidated Statements of Cash Flows
Years Ended September 30, 2010 and 2009

	2010	2009

Cash Flows from Operating Activities
Net income	$718,814	$3,391,920
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Loss on impairment and sale of available for sale securities	289,378	—
Depreciation of premises and equipment	162,554	171,325
Provision for loan losses	75,100	128,164
Net accretion/amortization of discounts and premiums on securities and unamortized loan fees and costs	9,101	15,524
Deferred tax expense (benefit)	222,609	(1,525,433)
(Increase) decrease in accrued interest receivable	(14,821)	32,579
(Increase) decrease in other assets	(2,148,700)	113,046
Increase in accrued interest payable	3,849	6,970
(Decrease) increase in other liabilities	(79,654)	54,711

Net Cash (Used) Provided by Operating Activities	(761,770)	2,388,806
Cash Flows from Investing Activities
Proceeds from sale of investment securities available for sale	165,638	—
Proceeds from maturities and redemptions of investment securities held to maturity	4,055,276	3,637,802
Purchase of investment securities held to maturity	(11,484,000)	(2,750,000)
Purchase of FHLB stock	—	(359,300)
Net loans made to customers	(4,862,984)	(8,609,635)
Net decrease (increase) in commercial leases	1,234,333	(3,375,021)
Net paydowns in mortgage-backed securities	19,986	49,414
Premises and equipment expenditures	(94,061)	(66,608)

Net Cash Used in Investing Activities	(10,965,812)	(11,473,348)
Cash Flows from Financing Activities
Net increase in deposit accounts	19,269,617	11,544,787
Net (decrease) increase in advances from borrowers for taxes and insurance	(500)	28,418
Repayment of short term FHLB advances	(1,000,000)	—
Payment of dividends	(318,651)	(423,813)
Reissuance of treasury stock	10,046	246,986
Transfer from terminated stock plan	(574)	(97,125)
Purchase of treasury stock	—	(97,125)

Net Cash Provided by Financing Activities	17,959,938	11,299,253

Net Increase in Cash and Cash Equivalents	6,232,356	2,214,711
Cash and Cash Equivalents — Beginning	5,417,845	3,203,134

Cash and Cash Equivalents — Ending	$11,650,201	$5,417,845

Supplementary Cash Flows Information
Income taxes paid	$388,500	$91,000

Interest paid	$2,047,437	$2,397,841

See Notes to Consolidated Financial Statements

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements
September 30, 2010 and 2009

Note 1 —	Significant Accounting Policies

Eureka Financial Corporation and subsidiary (the “Company”) provides a variety of financial services to individuals and corporate customers through its main office and branch located in Southwestern Pennsylvania. The Company’s primary deposit products are interest-bearing checking accounts, savings accounts, and certificates of deposits. Its primary lending products are single-family residential loans, multi-family and commercial real estate loans, and commercial leases.

Principles of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary, Eureka Bank (the “Bank”). The consolidated financial statements do not include the transactions and balances of Eureka Bancorp MHC (the “MHC”), which owned 730,239 shares or 57.9% of the outstanding shares of the Company as of September 30, 2010. All significant inter-company transactions and balances have been eliminated in consolidation.

Investment in Securities

The Company’s policy is to classify all investments in debt and equity securities into one of three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount which are realized using the straight-line method, which is not consistent with generally accepted accounting principles, however, the results are not materially different than what would result if the level yield method were used. Securities that are bought and held for the purpose of selling them in the near term are classified as trading securities and are reported at their fair market value, with unrealized holding gains and losses included in earnings. At this time, management has no intention of establishing a trading securities portfolio. All other securities are classified as available for sale securities and are reported at fair market value, with unrealized holding gains and losses excluded from earnings and reported net of income taxes in the other comprehensive income component of stockholders’ equity until realized.

Mortgage-backed securities available for sale are reported at fair market value with unrealized holding gains and losses excluded from earnings and reported net of income taxes in the other comprehensive income component of stockholders’ equity until realized. Amortization of premiums and accretion of discounts on mortgage-backed securities are realized using the level yield method.

Interest and dividends on all investment and mortgage-backed securities are reported as interest income. Gains and losses realized on sales of all investment and mortgage-backed securities represent the differences between net proceeds and carrying values determined by the specific identification method.

All investment and mortgage-backed securities are reviewed for declines in fair value on a quarterly basis. The Company uses the cash flows expected to be realized from the security, which includes assumptions about interest rates, timing and severity of defaults, estimates of potential recoveries, the cash flow distribution from the provisions in the applicable bond indenture and other factors, then applies a discount rate equal to the effective yield of the security. The difference between the present value of the expected cash flows and the amortized book value is considered a credit loss. The market value of the security is determined using the same expected cash flows; the discount rate is a rate the Company determines from open market and other sources as appropriate for the security. The difference between the market value and the credit loss is recognized in other comprehensive income. In estimating losses that are other than temporary, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the underlying collateral and continuing performance of the securities.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Loans and Allowance for Loan Losses

Loans are stated at their unpaid principal balance plus loan premiums less any undisbursed portion of loans, unamortized loan fees and costs, and allowance for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized over the contractual lives of the related loans, as an adjustment of yield (interest income), using the level yield method. Premiums on loans are amortized over the contractual lives of the related loans, using the level yield method.

Recognition of interest by the accrual method is generally discontinued when interest or principal payments are over ninety days in arrears on a contractual basis, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans is either applied against principal or recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer more than ninety days in arrears on a contractual basis and factors indicating doubtful collectibility no longer exist.

An allowance for loan losses is maintained at a level that represents management’s best estimate of losses known and inherent in the loan portfolio that are both probable and reasonable to estimate. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans or portions thereof are charged off when, after collection efforts are exhausted, they are determined to be uncollectible. Management of the Company, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume inherent in its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio.

The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan losses are based upon a combination of factors including, but not limited to, actual loan loss experience, size and composition of the loan portfolio, current economic conditions and management’s judgment. Although management believes that specific and general loan losses are established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further additions to the level of loan loss allowances may be necessary.

A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to interest receivable and then to principal.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Premises and Equipment

Land is carried at cost. Building and improvements, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation computed on both the straight-line and accelerated methods over the following estimated useful lives:

Years

Building and improvements	5 - 50
Furniture and equipment	3 - 10
Leasehold improvements	Shorter of useful lives or lease term
Vehicles	5

Costs for maintenance and repairs are expensed currently while costs of major additions or improvements are capitalized.

Restricted Investment in Bank Stock

As a member of the Federal Home Loan Bank of Pittsburgh (the “FHLB”), the Company is required to maintain a minimum amount of FHLB stock. The investment is required by law according to a predetermined formula. This investment is carried at cost.

In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Management evaluates the restricted stock for impairment in accordance with ASC 942-325-35 (formerly SOP 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others). Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB restricted stock as of September 30, 2010.

Other Real Estate Owned (OREO)

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for cumulative differences between the

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company and its subsidiary file a consolidated federal income tax return.

The Company has entered into a tax allocation agreement with the Bank as a result of their status as members of an affiliated group under the Internal Revenue Code. The tax allocation agreement generally provides that the Company will file consolidated federal income tax returns with the Bank and its subsidiaries. The tax allocation agreement also formalizes procedures for allocating the consolidated tax liability of the group among its members and establishes procedures for the payments by the Bank to the Company for tax liabilities attributable to the Bank and its subsidiaries.

The Company adopted ASC 740 (formerly FIN 48, Accounting for Uncertainty in Income Taxes) as of October 1, 2009. Prior to October 1, 2009, the Company accounted for uncertain tax positions in accordance with ASC 450 (formerly Statement of Financial Accounting Standards No. 5, Accounting for Contingencies).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $30,012 and $27,111 for the years ended September 30, 2010 and 2009, respectively.

Subsequent Events

Company management has evaluated events and transactions occurring subsequent to the consolidated balance sheet date of September 30, 2010 for items that should potentially be recognized or disclosed in the consolidated financial statements.

Reclassifications

Certain comparative amounts for the prior year have been reclassified to conform to current year classifications. Such reclassifications had no effect on net income and stockholders’ equity.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Earnings Per Share

Basic Earnings per Share excludes dilution and is computed by dividing net income by weighted-average shares outstanding. Diluted Earnings per Share is computed by dividing net income by weighted-average shares outstanding plus potential common stock resulting from dilutive stock options.

The following is a reconciliation of the numerators and denominators of the basic and dilutive earnings per share computations for net income for the years ended September 30:

	2010
			Per Share
	Income	Shares	Amount

Basic Earnings per Share	$718,814	1,261,028	$0.57
Effect of dilutive securities	—	—	—

Diluted Earnings per Share	$718,814	1,261,028	$0.57

	2009
			Per Share
	Income	Shares	Amount

Basic Earnings per Share	$3,391,920	1,251,073	$2.71
Effect of dilutive securities	—	178	—

Diluted Earnings per Share	$3,391,920	1,251,251	$2.71

Off-Balance Sheet Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial lines of credit, and standby letter of credit. Such financial instruments are recorded when they are funded.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Changes in certain assets and liabilities, such as unrealized gains (losses) on securities available for sale, are reported as a separate component of the stockholders’ equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

Cash Equivalents

For purposes of the consolidated statements of cash flows, all cash and amounts due from banks and interest bearing deposits in other banks, with an initial maturity of three months or less are considered to be cash equivalents.

Note 2 —	Investment Securities

During the fiscal year ended September 30, 2010, the Company sold its holdings of Fannie Mae and Freddie Mac equity securities for proceeds of $165,638. These securities were classified as available for sale. The Company recognized an impairment loss of $278,416 in the third quarter of 2010 and a loss of $10,962 from the sale of the securities in the fourth quarter of 2010. There were no other sales of available for sale or held to maturity securities during the years ended September 30, 2010 and 2009.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Securities available for sale consist of the following at September 30:

	2009
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Fannie Mae preferred stock	$93,000	$—	$(16,500)	$76,500
Freddie Mac preferred stock	320,750	109,811	—	430,561
Freddie Mac common stock	41,266	34,595	—	75,861

	$455,016	$144,406	$(16,500)	$582,922

Securities held to maturity consist of the following at September 30:

	2010
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Obligations of states and political subdivisions	$497,465	$—	$(25)	$497,440
Government agency debentures	9,985,085	51,803	(11,975)	10,024,913

	$10,482,550	$51,803	$(12,000)	$10,522,353

	2009

Obligations of states and political subdivisions	$802,741	$25,562	$—	$828,303
Government agency debentures	2,250,000	—	(9,375)	2,240,625

	$3,052,741	$25,562	$(9,375)	$3,068,928

At September 30, 2010, $1,750,000 of government agency debentures were pledged as security for public monies held by the Company.

At September 30, 2009, all government agency debentures were pledged as security for public monies held by the Company.

The amortized cost and estimated fair value of securities held to maturity at September 30, 2010 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers might have the right to call or prepay obligations with or without call or prepayment penalties.

	2010
	Amortized Cost	Fair Value

Due after five years through ten years	$3,000,000	$3,017,280
Due after ten years	7,482,550	7,505,073

	$10,482,550	$10,522,353

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Temporarily impaired investments consist of the following at September 30:

	2010
	Less than 12 Months		More than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Obligations of states and political subdivisions	$497,440	$(25)	$—	$—	$497,440	$(25)
Government agency debentures	2,989,575	(10,425)	498,450	(1,550)	3,488,025	(11,975)

	$3,487,015	$(10,450)	$498,450	$(1,550)	$3,985,465	$(12,000)

	Year Ended 2009

Fannie Mae preferred stock	$76,500	$(16,500)	$—	$—	$76,500	$(16,500)
Government agency debentures	2,240,625	(9,375)	—	—	2,240,625	(9,375)

	$2,317,125	$(25,875)	$—	$—	$2,317,125	$(25,875)

Investments are reviewed for decline in value on a quarterly basis. All investments are interest rate sensitive. These investments earn interest at fixed and adjustable rates. The adjustable rate instruments are generally linked to an index, such as the 3 month LIBOR rate, plus or minus a variable. The value of these instruments fluctuates with interest rates.

Unrealized losses at September 30, 2010 relate to obligations of states and political subdivisions and government agency debentures. The Company had six securities in an unrealized loss position at September 30, 2010. The decline in fair value is due primarily to interest rate fluctuations and the current economic environment. The Company’s current intention is not to sell any impaired securities and it is more likely than not it will not be required to sell these securities before the recovery of its amortized cost basis. Unrealized losses at September 30, 2009, relate to Fannie Mae preferred stock and government agency debentures. The Company had five securities in an unrealized loss position at September 30, 2009.

Accrued interest relating to investments was approximately $54,000 and $37,000 as of September 30, 2010 and 2009, respectively.

Note 3 — Mortgage-Backed Securities

The amortized cost and fair values of mortgage-backed securities, all of which are secured by residential real estate and are available for sale, are summarized as follows at September 30:

	2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Freddie Mac certificates	$8,945	$109	$(30)	$9,024
Fannie Mae certificates	29,503	180	(112)	29,571

	$38,448	$289	$(142)	$38,595

	2009

Freddie Mac certificates	$11,833	$124	$(57)	$11,900
Fannie Mae certificates	46,568	213	(189)	46,592

	$58,401	$337	$(246)	$58,492

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

The amortized cost and estimated fair values of mortgage-backed securities at September 30, 2010, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to repay obligations without penalty. Amounts have been rounded to the nearest dollar.

	Amortized Cost	Fair Value

Due in one year or less	$461	$461
Due after one year through five years	4,572	4,546
Due after five years through ten years	21,166	21,402
Due after ten years	12,249	12,186

	$38,448	$38,595

There were no sales of mortgage-backed securities during the years ended September 30, 2010 and 2009.

Temporarily impaired mortgage-backed securities consist of the following at September 30:

	2010
	Less than 12 Months		More than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Freddie Mac certificates	$—	$—	$5,219	$(30)	$5,219	$(30)
Fannie Mae certificates	—	—	20,147	(112)	20,147	(112)

	$—	$—	$25,366	$(142)	$25,366	$(142)

	2009
	Less than 12 Months		More than 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Freddie Mac certificates	$—	$—	$7,420	$(57)	$7,420	$(57)
Fannie Mae certificates	—	—	33,036	(189)	33,036	(189)

	$—	$—	$40,456	$(246)	$40,456	$(246)

Unrealized losses detailed above relate to mortgage-backed securities. The Company has four securities in an unrealized loss position at September 30, 2010 and eight securities in an unrealized loss position at September 30, 2009. The decline in fair value is due primarily to interest rate fluctuations and the current economic environment. The Company’s current intention is not to sell any impaired securities and it is more likely than not it will not be required to sell these securities before the recovery of its amortized cost basis.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Note 4 —Loans

Major classifications of loans are as follows at September 30:

	2010	2009

1-4 family real estate	$41,341,759	$39,113,071
Construction	1,392,781	1,551,820
Multi-family real estate	14,529,362	14,383,178
Commercial real estate	19,363,550	17,660,392
Home equity and second mortgages	1,586,407	1,753,149
Secured loans	579,092	209,010
Unsecured improvement loans	169,854	200,678
Commercial leases	16,160,533	17,394,866
Commercial lines of credit	3,966,326	3,193,218

	99,089,664	95,459,382
Plus :
Unamortized loan premiums	26,493	30,306
Less:
Unamortized loan fees and costs, net	(177,579)	(167,493)
Allowance for loan losses	(905,038)	(831,987)

	$98,033,540	$94,490,208

Changes in the allowance for loan losses were as follows for the years ended September 30:

	2010	2009

Balance — beginning of year	$831,987	$760,259
Provision charged to operations	75,100	128,164
Charge-offs	(2,049)	(56,436)
Recoveries	—	—

Balance — end of year	$905,038	$831,987

The Company primarily grants loans to customers throughout Southwestern Pennsylvania. The Company maintains a diversified loan portfolio and the ability of its debtors to honor their obligations is not substantially dependant on any particular economic business sector. Loans on non-accrual at September 30, 2010 and 2009 were approximately $58,000 and $152,000, respectively. The foregone interest on these loans was approximately $4,000 and $6,000 for the years ended September 30, 2010 and 2009, respectively.

There were no loans determined to be impaired as of and during the years ended September 30, 2010 and 2009 in accordance with ASC 310-40 (formerly FASB 114, Accounting by Creditors for Impairments of a Loan) and ASC 310-10-50-15 (formerly FASB 118, Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures.)

The Company had no loans greater than 90 days delinquent, but still accruing interest at September 30, 2010 and 2009.

Accrued interest relating to loans was approximately $413,000 and $415,000 as of September 30, 2010 and 2009, respectively.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

At September 30, 2010, the Company was the lead lender on one loan relationship totaling $3.3 million, of which the Company owned $2.1 million and serviced $1.2 million for another bank.

Note 5 —Premises and Equipment

	2010	2009

Land, building and improvements	$2,179,364	$2,119,654
Furniture and equipment	918,113	883,762
Vehicle	41,280	41,280

Total premises and equipment	3,138,757	3,044,696
Accumulated depreciation	(1,778,524)	(1,615,970)

Premises and Equipment, net	$1,360,233	$1,428,726

On November 1, 2007, the Company leased from a third party a branch, located in Shaler, Pennsylvania, under a long-term lease which qualifies as an operating lease under ASC Topic 840 (formerly SFAS No. 13), Accounting for Leases. In addition to the fixed rental payments, the lease requires the Company to pay for operating expenses, including real estate taxes, insurance premiums, utilities, and maintenance. The lease has an initial term of 10 years with a renewal option of an additional 10 years. The Company also has a lease on a time and temperature sign located at the main office building. The lease was signed in 2005 and expires in 2014. The following is a schedule by year for the future minimum lease payments under the existing operating and sign lease with initial or remaining terms in excess of one year:

2011	$60,565
2012	60,565
2013	62,762
2014	61,605
2015	57,528
2016 and thereafter	119,850

$422,875

Rent expense was $60,565 for each of the years ended September 30, 2010 and 2009, respectively.

Note 6 —Borrowings

The Company had a $1,000,000 long-term advance from the FHLB at September 30, 2010 and 2009. The advance is secured by a blanket security agreement on the Company’s outstanding residential mortgage loans and other real estate related collateral.

In addition, the Company maintains a $15,000,000 line-of-credit with the FHLB for the short-term use in funding loan and lease obligations, should the need for short-term borrowing occur. There were no borrowings outstanding on this line of credit at September 30, 2010 and $1,000,000 outstanding at September 30, 2009.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

When advances become due, the amount will be automatically transferred from the Company’s demand deposit account placed with the FHLB. The scheduled due date and the interest rate charged on the advances at September 30, 2010 and 2009 are as follows:

	2010		2009
Stated Maturity	Amount	Interest Rate	Amount	Interest Rate

November 17, 2010 (advance)	$1,000,000	5.56%	$1,000,000	5.56%
January 31, 2012 (line of credit)	—	—	1,000,000	0.68%

	$1,000,000		$2,000,000

At September 30, 2010, the Company’s maximum borrowing capacity with the FHLB was approximately $54,000,000.

Note 7 —Deposit Accounts

Certificate of deposit accounts maturing in years ended September 30, as of September 30, 2010, are summarized as follows:

Total

2011	$42,695,253
2012	9,032,148
2013	7,460,030
2014	2,746,023
2015	3,179,614
2016 and thereafter	887,058

$66,000,126

The Company held related party deposits of approximately $877,000 and $516,000 as of September 30, 2010 and 2009, respectively.

At September 30, 2010 and 2009, time deposit accounts of $100,000 or more amounted to $28,089,342 and $20,612,980, respectively. Deposits in excess of $250,000 as of September 30, 2010 are not insured by the Federal Deposit Insurance Corporation. As of September 30, 2010, the public monies held by the Company were secured by a pledge of government agency debentures. The Company had $1,432,098 in CDARS brokered deposits at September 30, 2010.

Interest expense on deposit accounts during the years ended September 30 consists of:

	2010	2009

Regular passbook savings and Christmas Club	$115,987	$179,634
NOW, money market savings and CDARS	218,804	265,504
Certificate accounts	1,338,066	1,535,049
Individual retirement accounts	321,244	318,973

	$1,994,101	$2,299,160

At September 30, 2010, $1,750,000 of government agency debentures were pledged as security for public monies held by the Company.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Note 8 —Pension Plan

The Company is a participant in the Financial Institutions Retirement Fund (“FIRF”). FIRF is a multi-employer defined benefit retirement program, which has as its participating employers thrift institutions such as the Company. The Plan covers substantially all employees. FIRF utilizes a common trust fund wherein separate valuations are not made for each participating employer, nor are assets, liabilities, or costs segregated by employer. As a result, disclosure of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributed to the Company, required by ASC Topic 715, (formerly SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits) are not reported, and are not required to be reported.

For the years ended September 30, 2010 and 2009, pension contributions charged to expense amounted to $186,000 and $123,000, respectively.

Note 9 —Retirement Savings Plan

The Company has established the Eureka Bank (formerly Eureka Federal) Retirement Savings Plan which covers substantially all employees. The plan is a tax qualified Defined Contribution Plan that permits participants to contribute up to ten percent (10%) of their salary to the plan. Additionally, during the years ended September 30, 2010 and 2009, the Company provided matching contributions of 100% of the first 6% contributed by each employee.

For the years ended September 30, 2010 and 2009, contributions charged to expense were approximately $47,000 and $42,000, respectively.

Note 10 —Employee Stock Ownership Plan (ESOP)

The Company has established an ESOP and shares purchased are held in a suspense account for allocation among participants. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation. Benefits become fully vested at the end of 5 years of service under the terms of the ESOP. Benefits may be payable upon retirement, death, disability, or separation from service. On September 22, 2008, the Board of Directors approved the termination of the ESOP. Official approval from the IRS was received during the fiscal year ended September 30, 2010.

Note 11 —Stock Option Plan

In July 1999, the Company approved a stock option plan (the “Option Plan”) whereby 64,757 shares were reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. Options constitute both incentive stock options and non-incentive stock options. Options awarded are exercisable at a rate of 20% annually with the first 20% exercisable on the one-year anniversary of the date of grant. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless sooner terminated. The exercise price for the purchase of shares subject to an incentive stock option may not be less than 100 percent of the fair market value of the common stock on the date of grant of such option. The exercise price per share for non-incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of the grant. On July 19, 2009, the stock option plan expired.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Stock option activity is as follows for the years ended September 30:

	2010	2009

Options outstanding at beginning of year	1,000	42,955
Options granted	—	—
Options exercised	(1,000)	(28,864)
Options expired	—	(13,091)

Options outstanding at end of year	—	1,000

Weighted-average option prices per share:
Options outstanding at beginning of year	$10.25	$8.58
Options exercised during the year	10.25	8.56
Options expired during the year	—	8.50
Options outstanding at end of year	—	10.25

The total intrinsic value of the options outstanding and exercisable at September 30, 2010 and 2009, was approximately $0 and $1,600, respectively. The total intrinsic value of the options exercised during the years ended September 30, 2010 and 2009, was approximately $1,650 and $134,000, respectively.

All options granted under the plan were exercisable as of September 30, 2005, therefore, no expense has been recorded during the years ended September 30, 2010 and 2009.

Note 12 —	Restricted Stock Plan

In July 1999, the Company established a Restricted Stock Plan (“RSP”). Under the terms of the RSP, a total of 25,900 shares of the Company’s common stock is available for the granting of awards to officers, directors and employees during a period of twenty-one years, unless sooner terminated. Stock granted vests at a rate of 20% annually with the first 20% vesting on the one-year anniversary of the date of grant. The market value of the common stock at the date of award is included as a reduction of stockholders’ equity in the balance sheet and is recorded as compensation expense using the straight-line method over the vesting period of the awards. No awards vested and there was no compensation expense with respect to the foregoing awards during the years ended September 30, 2010 and 2009.

Note 13 —	Deferred Compensation Arrangements

The Company has in place a non-qualified deferred compensation arrangement with participating members of management under which future defined benefits are funded principally by individual life insurance policies. The cash surrender value of the individual life insurance policies at September 30, 2010 and 2009 was approximately $170,000 and $147,000 and is included with other assets in the consolidated balance sheets. An actuarially determined charge, which is included in other operating expense, is made each year based on the future benefits to be paid under the plan. The amount accrued during the years ended September 30, 2010 and 2009 was approximately $27,000 and $25,000, respectively. The aggregate liability for the deferred compensation arrangement at September 30, 2010 and 2009 was approximately $233,000 and $206,000, respectively, and is included with other liabilities in the consolidated balance sheets.

Note 14 —	Commitments

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit which are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit risk in excess of amounts recognized in the consolidated balance sheets.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Loan commitments are made to accommodate the financial needs of the Company’s customers. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company’s normal credit policies and loan underwriting standards. Collateral is obtained based on management’s credit assessment of the customer. Management currently expects no loss from these activities.

The Company’s maximum exposure to credit loss for loan and lease commitments (unfunded loans and leases) at September 30, 2010 and 2009 was approximately $9,071,000 and $6,432,000, respectively, with rates of interest ranging from 2.25% to 6.75% and 4.75% to 8.60%, respectively. Fixed rate loan commitments at September 30, 2010 and 2009 were approximately $3,847,000 and $2,176,000, respectively, with fixed rates of interest ranging from 4.75% to 6.75% and 4.75% to 7.75%, respectively.

Note 15 —	Income Taxes

The provision for income taxes consist of the following for the years ended September 30:

	2010	2009

Federal current	$159,633	$(925,121)
State current	72,563	29,211
Deferred tax expense (benefit)	222,609	(1,525,433)

	$454,805	$(2,421,343)

Included in deferred income tax expense (benefit) in the above table are $(20,523) and $333,739 related to changes in the valuation allowance on deferred tax assets in 2010 and 2009, respectively.

Eureka Financial Corporation adopted ASC 740 as of October 1, 2008 and had no unrecognized tax benefits as of September 30, 2010 and 2009. For the fiscal period ended September 30, 2010, $35,656 in interest and $4,948 in penalties were paid. Eureka Financial Corporation does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months, and will record any interest and penalties as a component of non-interest expense. Federal income tax years 2009 and 2010 are open for examination as of September 30, 2010. State income tax years 2008, 2009 and 2010 are open for examination as of September 30, 2010.

Reconciliation between the expected and actual tax provision for the years ended September 30:

	2010		2009
		% Pretax		% Pretax
	Amount	Income	Amount	Income

Provision for statutory rate	$399,030	34.00%	$329,996	34.00
Impairment loss	—	0.00	(2,646,985)	(272.72)
Effect of tax free income	(34,846)	(2.97)	(37,023)	(3.81)
State income tax	57,539	4.90	(73,362)	(7.56)
Other	33,082	2.82	6,031	0.62

Actual tax expense and effective rate	$454,805	38.75%	$(2,421,343)	(249.47)

The Emergency Economic Stabilization Act of 2008 (the “Act”) was adopted on October 3, 2008. Under the Act, the Bank is permitted to deduct the loss related to the Freddie Mac and Fannie Mae preferred stock write-downs as an ordinary loss for tax purposes upon disposal or determination of worthlessness of the securities thereby offsetting a portion of the Bank’s ordinary income. However, since the Act was not enacted until the fourth quarter of calendar year 2008, the Bank could not recognize this tax benefit as part of its 2008

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

fiscal year end results. The tax benefit was recognized in fiscal year 2009 and amounted to approximately $2.7 million or $2.10 per share, based on the actual shares outstanding as of September 30, 2009.

The deferred tax assets and deferred tax liabilities recorded on the consolidated balance sheets are as follows at September 30:

	2010		2009
	Assets	Liabilities	Assets	Liabilities

Net operating loss	$1,865,191	$—	$1,828,808	$—
Provision for loan losses	262,112	—	237,274	—
Depreciation	45,599	—	45,323	—
Deferred loan fees	60,377	—	56,970	—
Security impairment	—	—	392,419	—
Dividend income return of capital	—	95,813	—	95,813
Other	194,394	—	110,011	—
Net unrealized gains on securities	—	50	—	43,520

	2,427,673	95,863	2,670,805	139,333
Valuation allowance	(313,216)	—	(333,739)	—

	$2,114,457	$95,863	$2,337,066	$139,333

The Company establishes a valuation allowance when it is more likely than not that the Company will not be able to realize the deferred tax assets for federal income tax purposes. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments of realizable deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future federal taxable income during the periods in which they become deductible. Based on projections for future federal taxable income, management expects to fully realize the benefits of those deductible differences; therefore, as of September 30, 2010, the Company did not record a valuation allowance against deferred tax assets related to federal regulations. As of September 30, 2010, the Company had a net operating loss carryforward of $4,365,065 which related to federal regulations can be carried forward 20 years to 2030.

The Company also had a deferred tax asset at September 30, 2010, of $381,069 on the state net operating loss carryforward of $3,313,645 which can be carried forward until 2011. Based on projections of future state taxable income, management did not expect to fully realize the benefits of those deductible differences, therefore, a valuation allowance of $313,216 was set up against the deferred tax assets related to the state net operating loss carryforward.

Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $905,000 of the balance in retained earnings at September 30, 2010, represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. Should amounts previously claimed as a bad debt deduction be used for any purpose other than to absorb bad debts (which is not anticipated), tax liabilities will be incurred at the rate then in effect.

Note 16 —	Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued ASC 820 (formerly FASB Statement No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. ASC 820 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted ASC 820 effective for its fiscal year beginning October 1, 2008.

In December 2007, the FASB issued ASC 820 (formerly FASB Staff Position 157-2, Effective Date of FASB Statement No. 157). ASC 820 delayed the effective date for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, in 2009, the Company only partially adopted the provisions of ASC 820. The Company fully adopted and began reporting for non-financial assets and liabilities beginning with the fiscal year ending September 30, 2010. In October 2008, the FASB issued ASC 820 (formerly FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active), to clarify the application of the provisions of ASC 820 in an inactive market and how an entity would determine fair value in an inactive market. ASC 820 was effective for the Company’s September 30, 2009 financial statements. The adoption of ASC 820 and FSP 157-3 had no impact on the amounts reported in the financial statements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at September 30, 2010 are as follows:

	2010
		(Level 1)
		Quoted Prices	(Level 2)
		in Active	Significant	(Level 3)
		Markets for	Other	Significant
		Identical	Observable	Unobservable
Description	Total	Assets	Inputs	Inputs

Mortgage -backed securities available for sale	$38,595	—	$38,595	—

	$38,595	$—	$38,595	$—

	2009

Available for sale securities	$582,922	$582,922	$—	$—
Mortgage -backed securities available for sale	58,492	—	58,492	—

	$641,414	$582,922	$58,492	$—

The Company adopted its disclosure requirements relating to non-financial assets and liabilities in the current fiscal year. There are no non-financial assets or liabilities measured at fair value as of September 30, 2010.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions that are presented below the following table were used to estimate fair values of the Company’s financial instruments at September 30, 2010 and 2009:

The estimated fair value of the Company’s financial instruments are as follows at September 30:

	2010		2009
	Carrying	Fair Market	Carrying	Fair Market
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$11,650,201	$11,650,201	$5,417,845	$5,417,845
Available for sale securities	—	—	582,922	582,922
Mortgage-backed securities	38,595	38,595	58,492	58,492
Held to maturity securities	10,482,550	10,522,353	3,052,741	3,068,928
Federal Home Loan Bank stock	796,400	796,400	796,400	796,400
Loans receivable, net	98,033,540	102,239,000	94,490,208	98,343,000
Accrued interest receivable	467,347	467,347	452,526	452,526
Financial Liabilities:
Deposits	111,043,564	112,630,000	91,773,947	95,514,000
Advances from borrowers for taxes and insurance	429,816	429,816	430,316	430,316
FHLB advances	1,000,000	1,013,000	2,000,000	2,089,000
Accrued interest payable	152,300	152,300	148,451	148,451

Cash and Cash Equivalents

The carrying amount is a reasonable estimate of fair value.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquid and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on Level 3 investments.

Federal Home Loan Bank Stock

The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

Loans Receivable

The fair values for one-to-four-family residential loans are estimated using discounted cash flow analysis using fields from similar products in the secondary markets. The carrying amount of construction loans approximated its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analysis, using interest rates reported in various government releases and the Company’s own product pricing schedule for loans with terms similar to the Company’s. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analysis, using interest rates based on a national survey of similar loans.

Accrued Interest Receivable

The carrying amount is a reasonable estimate of fair value.

Deposit Liabilities

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate to the aggregated weighted average maturity on time deposits.

Advances from Borrowers for Taxes and Insurance

The fair value of advances from borrowers for taxes and insurance is the amount payable on demand at the reporting date.

Federal Home Loan Bank Advances

The fair value of FHLB advances was determined using the FHLB pricing tables as of September 30, 2010 and 2009.

Accrued Interest Payable

The carrying amount is a reasonable estimate of fair value.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Note 17 —	Concentrations of Credit

The Company primarily grants loans to customers in Southwestern Pennsylvania and maintains a diversified loan portfolio. The ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. All of the Company’s investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Company’s loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, as of September 30, 2010 and 2009, a significant portion of the Company’s “due from banks” was maintained with large financial institutions located in Southwestern Pennsylvania. The Company maintains cash balances with financial institutions that exceed the $250,000 amount that is insured by the FDIC as of September 30, 2010 and 2009. Amounts in excess of insured limits, per the institution’s records, were approximately $10,751,000 and $1,724,000 September 30, 2010 and 2009, respectively. Of those amounts, approximately $102,000 and $22,000 were on deposit at the FHLB at September 30, 2010 and 2009.

Note 18 —	Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

The Cleveland Federal Reserve Bank requires the Bank to maintain certain average clearing balances. As of September 30, 2010 and 2009, the Bank had a required clearing balance of $25,000.

The Company may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amounts required for the liquidation account or the regulatory capital requirements imposed by federal and state regulations.

As of September 14, 2009, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since the notification that management believed has changed the institution’s category. The following shows the Bank’s compliance with regulatory capital standards at September 30, 2010 and 2009:

					To be well Capitalized
					under Prompt
			For Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of September 30, 2010
Total capital (to risk-weighted assets)	$13,644	16.39%	> 6,662	>8.00%	> 8,327	>10.00%
Tier 1 capital (to risk-weighted assets)	12,739	15.30	> 3,331	>4.00	> 4,996	>6.00
Core (Tier 1) capital (to adjusted total assets)	12,739	10.10	> 5,048	>4.00	> 6,309	>5.00
As of September 30, 2009
Total capital (to risk-weighted assets)	12,867	16.90%	> 6,091	>8.00%	> 7,614	>10.00%
Tier 1 capital (to risk-weighted assets)	12,008	15.77	> 3,046	>4.00	> 4,569	>6.00
Core (Tier 1) capital (to adjusted total assets)	12,008	11.18	> 4,298	>4.00	> 5,372	>5.00

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

Risk-based capital at September 30, 2010 and 2009 includes supplementary capital of $905,000 and $832,000, respectively, representing the general valuation portion of the allowance for loan losses and unrealized loss on available for sale securities.

The following is a reconciliation of Eureka Bank’s equity under accounting principles generally accepted in the United States of America to regulatory capital as of September 30.

	2010	2009

Total equity	$13,841	$13,104
Unrealized (gains) on securities available-for-sale	0	(84)
Deferred tax asset — disallowed portion	(1,102)	(1,012)

Tier 1 capital	12,739	12,008
Other Adjustments	—	27
Allowable allowances for loan and lease losses	905	832

Total regulatory capital	$13,644	$12,867

Note 19 —	Parent Company Financial Statements

Condensed Balance Sheets

	Year Ended September 30,
	2010	2009

Assets
Cash and due from banks	$288,109	$647,154
Investment in subsidiary	13,841,215	13,104,115
Due from subsidiary	—	52,800

Total Assets	$14,129,324	$13,804,069

Stockholders’ Equity
Stockholders’ Equity	14,129,324	13,804,069

Total Stockholders’ Equity	$14,129,324	$13,804,069

Condensed Statements of Income

	Year Ended September 30,
	2010	2009

Income
Equity in undistributed earnings of subsidiary	$715,880	$3,411,478
Interest income	2,934	9,653

Total Income	718,814	3,421,131

Expense
State income tax expense	—	29,211

Total Expense	—	29,211

Net Income	$718,814	$3,391,920

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

	Year Ended September 30,
	2010	2009

Condensed Statements of Cash Flow
Cash Flows from Operating Activities
Net income	$718,814	$3,391,920
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed income	(715,880)	(3,411,478)
(Increase)/decrease in due from subsidiary	(52,800)	—

Net cash (used by) operating activities	$(49,866)	$(19,558)

Cash Flows from Investing Activities	—	—

Net cash provided by investing activities	$—	$—

Cash Flows from Financing Activities
Reissuance of treasury	$10,046	$246,986
Transfer from terminated plan	(574)	—
Purchase of treasury	—	(97,125)
Payment of dividends	(318,651)	(423,813)

Net cash (used by) financing activities	$(309,179)	$(273,952)

Net Decrease in Cash and Cash Equivalents	$(359,045)	$(293,510)
Cash and Cash Equivalents — Beginning	647,154	940,664

Cash and Cash Equivalents — Ending	$288,109	$647,154

Note 20 —	Conversion and Reorganization

On September 20, 2010, the Company, the Bank and the MHC adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”) pursuant to which the Bank will reorganize from the two-tier mutual holding company structure to the stock holding company structure. Pursuant to the Plan of Conversion, (1) the MHC will merge with and into the Company, with the Company being the surviving entity (the “(MHC Merger”), (2) the Company will merge with and into a newly formed Maryland corporation named Eureka Financial Corp. (the “Holding Company”), (3) the shares of common stock of the Company held by persons other than the MHC (whose shares will be canceled) will be converted into shares of common stock of new Eureka Financial Corp. pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, (4) the Bank will issue all of its capital stock to new Eureka Financial Corp. and (5) new Eureka Financial Corp. will offer and sell shares of the common stock to certain depositors of the Bank and others in the manner and subject to the priorities set forth in the Plan of Conversion.

In connection with the Plan of Conversion, shares of the Company’s common stock currently owned by the MHC will be canceled and new shares of common stock, representing the approximate 57.9% ownership interest of the MHC, will be offered for sale by new Eureka Financial Corp. Concurrent with the completion of the conversion and offering, the Company’s existing public shareholders will receive shares of new Eureka Financial Corp.’s common stock for each share of the Company’s common stock they own at that date, based on an exchange ratio to ensure that they will own approximately the same percentage of the new Eureka Financial Corp.’s common stock as they owned of the Company’s common stock immediately before the conversion and offering.

Eureka Financial Corporation and Subsidiary

Notes to Consolidated Financial Statements — (Continued)

At the time of the conversion, liquidation accounts shall be established in an amount equal to the percentage of the outstanding shares of the Company owned by the MHC before the MHC Merger, multiplied by the Company’s total shareholders’ equity as reflected in the latest statement of financial condition used in the final offering prospectus for the conversion plus the value of the net assets of the MHC as reflected in the latest statement of financial condition of the MHC before the effective date of the conversion. The liquidation accounts will be maintained for the benefit of eligible account holders and supplemental eligible account holders (collectively, “eligible depositors”) who continue to maintain their deposit accounts in the Bank after the conversion. In the event of a complete liquidation of the Bank (and only in such event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock. Neither the Holding Company nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the Office of Thrift Supervision.

The transactions contemplated by the Plan of Conversion are subject to approval by the shareholders of the Company, the members of the MHC and the Office of Thrift Supervision. Meetings of the Company’s shareholders and the MHC’s members are expected be held to approve the plan in the first quarter of 2011. If the conversion and offering are completed, conversion costs will be netted against the offering proceeds. If the conversion and offering are terminated, such costs will be expensed. As of November 30, 2010, the Company had incurred approximately $462,814 of conversion costs.

Appendix A

TITLE 12 — BANKS AND BANKING
CHAPTER V — OFFICE OF THRIFT SUPERVISION, DEPARTMENT OF THE TREASURY

PART 552 FEDERAL STOCK ASSOCIATIONS INCORPORATION, ORGANIZATION, AND CONVERSION

Sec. 552.14 Dissenter and appraisal rights.

(a) Right to demand payment of fair or appraised value.  Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with Sec. 552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock: Provided, That such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

(b) Exceptions.  No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock’s fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to Sec. 552.13(h)(2) of this part. “Qualified consideration” means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ, or any combination of such shares of stock and cash.

(c) Procedure

(1) Notice.  Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of management’s proxy solicitation for such meeting.

(2) Demand for appraisal and payment.  Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

(3) Notification of effective date and written offer.  Within ten days after the effective date of the combination, the resulting association shall:

(i) Give written notice by mail to stockholders of constituent Federal stock associations who have complied with the provisions of paragraph (c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

(ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

(iii) Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (c)(6) of this section (set out in the notice) must be satisfied.

The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

(4) Acceptance of offer.  If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the

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provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

(5) Petition to be filed if offer not accepted.  If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

(6) Stock certificates to be noted.  Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his or her stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

(7) Withdrawal of demand.  Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

(8) Valuation and payment.  The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

(9) Costs and expenses.  The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

(10) Voting and distribution.  Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination): Provided, That if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

(11) Status.  Shares of the resulting association into which shares of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

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3455 FORBES AVENUE AT McKEE PLACE PITTSBURGH, PENNSYLVANIA 15213 ANNUAL MEETING OF STOCKHOLDERS FEBRUARY 22, 2011 Please complete, date, sign and mail this proxy card in the enclosed postage-prepaid envelope. If you plan to attend the Annual Meeting of Stockholders please check the box below and list names of attendees below. I/We do plan to attend the 2011 meeting. NAMES OF PERSONS PLANNING TO ATTEND THE 2011 ANNUAL MEETING DETACH PROXY CARD HERE (continued on reverse side) IMPORTANT THE PROMPT RETURN OF PROXIES WILL SAVE THE CORPORATION THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a Notice of Annual Meeting of Stockholders and a Proxy Statement/Prospectus dated January 11, 2011. REVOCABLE PROXY — EUREKA FINANCIAL CORP. Annual Meeting of Stockholders, February 22, 2011 The undersigned hereby appoints the proxy committee of Eureka Financial Corp. (the “Company”), consisting of Mark B. Devlin, Paul M. Matvey and William F. Ryan with full powers of substitution in each, to act as attorneys and proxies for the undersigned, to vote all shares of common stock of the Company, which the undersigned is entitled to vote at the Annual Meeting of Stockholders, to be held at the Wyndham Pittsburgh-University Place, 3454 Forbes Avenue, Pittsburgh, Pennsylvania, on Tuesday, February 22, 2011 at 4:30 p.m., Eastern time, and at any and all adjournments thereof, in the following manner: 1. The approval of the Plan of Conversion and Reorganization. FOR AGAINST ABSTAIN 2. The following informational proposals: 2a Approval of a provision in new Eureka Financial Corp.’s articles of incorporation requiring a super-majority vote to approve certain amendments to new Eureka Financial Corp.’s articles of incorporation. FOR AGAINST ABSTAIN 2b Approval of a provision in new Eureka Financial Corp.’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of new Eureka Financial Corp.’s outstanding voting stock. FOR AGAINST ABSTAIN _ 3. The election as directors of all nominees listed. FOR WITHHELD 01 Dennis P. McManus 02 Edward F. Seserko 4. The ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm of Eureka Financial Corp. for the fiscal year ending September 30, 2011. FOR AGAINST ABSTAIN _ 5. The approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the plan of conversion. FOR AGAINST ABSTAIN The Board of Directors recommends a vote “FOR” each of the above listed proposals and nominees. THIS SIGNED PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND NOMINEES STATED. IF ANY OTHER BUSINESS IS PRESENTED AT THE ANNUAL MEETING, THIS SIGNED PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING. SIGNATURE DATE SIGNATURE DATE Please sign exactly as your name appears on the reverse side. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign. DETACH PROXY CARD HERE